CONFIDENTIAL

MERGER AGREEMENT

by and among

ACXIOM CORPORATION

BIG SKY SUB ACQUISITION, INC.

LIVERAMP, INC.

AND

THE BRENNER GROUP, INC.

As Stockholder Representative

May 12, 2014

TABLE OF CONTENTS
                                                                                                     Page
ARTICLE I THE MERGER	1
1.1	The Merger	1
1.2	General Effects of the Merger	2
1.3	Effects of the Merger on Securities of Merging Corporations	2
1.4	Working Capital Adjustment.	5
1.5	Further Action	7

ARTICLE II CLOSING AND CLOSING PAYMENTS	7

2.1	The Closing	7
2.2	Closing Conditions	8
2.3	Payment of Merger Consideration	11
2.4	Withholding Taxes	14
2.5	Outstanding Loans	14

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY	15

3.1	Organization and Good Standing	15
3.2	Authority and Enforceability	15
3.3	Governmental Approvals	16
3.4	Conflicts	16
3.5	Company Capital Structure	17
3.6	Company Subsidiaries	19
3.7	Company Financial Statements; Internal Financial Controls	20
3.8	No Undisclosed Liabilities	20
3.9	No Changes	21
3.10	Tax Matters	21
3.11	Real Property	24
3.12	Tangible Property	25
3.13	Intellectual Property	25
3.14	Privacy	30
3.15	Material Contracts	31
3.16	Employee Benefit Plans	34
3.17	Employment Matters	37
3.18	Governmental Authorizations	38
3.19	Litigation	39
3.20	Insurance	39
3.21	Compliance with Laws	39
3.22	Top Customers and Suppliers	40
3.23	Interested Party Transactions	41
3.24	Books and Records	41
3.25	Third Party Expenses	41
3.26	Banking Relationships	41

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB	42

4.1	Organization and Standing	42
4.2	Authority and Enforceability	42
4.3	Governmental Approvals	42
4.4	Merger Consideration	42

ARTICLE V CONDUCT OF COMPANY BUSINESS	43
5.1	Conduct of Company Business	43
5.2	Restrictions on Company	43

TABLE OF CONTENTS
(Continued)

ARTICLE VI COMPANY NON-SOLICITATION AGREEMENT	46

6.1	Termination of Discussions	46
6.2	No Solicitation	46
6.3	Notice of Alternative Transaction Proposals	46
6.4	Specific Performance	47

ARTICLE VII ADDITIONAL AGREEMENTS	47

7.1	Stockholder Approvals	47
7.2	Governmental Approvals	48
7.3	Third Party Contracts	48
7.4	Reasonable Efforts to Close	49
7.5	Tax Matters	49
7.6	Employee Matters	50
7.7	Payoff Letters and Release of Liens	52
7.8	Third Party Expenses	53
7.9	Access to Information	53
7.10	Notification of Certain Matters	54
7.11	Indemnification of Company officers and Directors	54

ARTICLE VIII PRE-CLOSING TERMINATION OF AGREEMENT	55

8.1	Termination	55
8.2	Effect of Termination	55

ARTICLE IX POST-CLOSING INDEMNIFICATION	56

9.1	Survival of Representations and Warranties	56
9.2	Indemnification	56
9.3	Limitations on Indemnification	59
9.4	Indemnification Claim Procedures	60
9.5	Defense of Third Party Claims	61

ARTICLE X STOCKHOLDER REPRESENTATIVE	61
10.1	Appointment and Authority of Stockholder Representative.	61
10.2	Exculpation and Indemnification of Stockholder Representation	62
10.3	Conflict of Interest	63

ARTICLE XI GENERAL PROVISIONS	64

11.1	Certain Interpretation	64
11.2	Notices	64
11.3	Confidentiality	65
11.4	Public Disclosure	65
11.5	Amendment	65
11.6	Extension and Waiver	65
11.7	Assignment	66
11.8	Severability	66
11.9	Specific Performance and Other Remedies	66
11.10	Governing Law	66
11.11	Exclusive Jurisdiction	66
11.12	Waiver of Jury Trial	67
11.13	USA Patriot Act Compliance	67
11.14	Entire Agreement	67
11.15	Counterparts	67

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INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

Annex                                Description

Annex A                                Certain Defined Terms

Exhibit                                Description

Exhibit A	Form of Escrow Agreement
Exhibit B	Form of Joinder Agreement
Exhibit C	Form of Stockholder Written Consent
Exhibit D	Form of 280G Waiver
Exhibit E	Form of Non-Competition and Non-Solicitation Agreement
Exhibit F	Form of Letter of Transmittal

Schedules

Schedule A                            Sample Working Capital Statement
Schedule B                             Key Employees
Schedule C                             Company Option Commitments
Schedule 1.3(c)(iv)                Permitted Acceleration of Company Unvested Options
Schedule 7.3(b)                      Released Agreements
Schedule 7.6(e)                      Retention Equity Pool
Schedule 7.7(b)                      Liens to be Released
Schedule 9.2(a)                      Specified Matters

MERGER AGREEMENT

THIS MERGER AGREEMENT (this “Agreement”) is made and entered into as of May 12, 2014 by and among Acxiom Corporation, a Delaware corporation (“Acquiror”), Big Sky Sub Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Acquiror (“Merger Sub”), LiveRamp, Inc., a Delaware corporation (the “Company”), and, solely in its capacity as the Stockholder Representative as agent for an on behalf of the Indemnifying Parties, The Brenner Group, Inc., as stockholder representative (the “Stockholder Representative”).  All capitalized terms that are used but not defined herein shall have the respective meanings ascribed thereto in Annex A.

WITNESSETH

WHEREAS, the respective boards of directors of each of Acquiror, Merger Sub and the Company believe it is advisable and in the best interests of each corporation and its respective stockholders that Acquiror acquire the Company through the statutory merger of Merger Sub with and into the Company (the “Merger”) and, in furtherance thereof, have approved this Agreement, the Merger and the other transactions contemplated hereby.

WHEREAS, as condition and inducement to Acquiror’s willingness to enter into this Agreement, concurrently herewith Acquiror, the Company, the Stockholder Representative and the Escrow Agent named therein are entering into an Escrow Agreement in the form attached hereto as Exhibit A (the “Escrow Agreement”), which will be effective only upon the Closing, pursuant to which a portion of the merger consideration payable hereunder will be withheld and placed in an escrow fund as collateral security for certain indemnification obligations hereunder.

WHEREAS, as a material inducement to Acquiror and Merger Sub to enter into this Agreement, contemporaneously with the execution and delivery of this Agreement by the parties hereto, each of the Key Employees are entering into or executing, as applicable (i) an offer letter (together, the “Key Employee Offer Letters”), and (ii) a Non-Competition and Non-Solicitation Agreement with Acquiror, each of which will be effective only upon the Closing.

WHEREAS, Acquiror, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Merger and the other transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and other premises set forth herein, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereby agree as follows:

  ARTICLE I
THE MERGER

1.1 The Merger.

(a) The Merger. Upon the terms and subject to the conditions set forth in this Agreement and subject to the applicable provisions of Delaware Law, at the Closing, Acquiror and the Company shall cause Merger Sub to be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger as a wholly owned subsidiary of Acquiror.  Acquiror and the Company shall cause the Merger to be consummated and become effective under Delaware Law by filing a Certificate of Merger, in customary form, with the Secretary of State of the State of Delaware (the

 “Certificate of Merger”) in accordance with the applicable provisions of Delaware Law.  The time of such filing and acceptance by the Secretary of State of the State of Delaware, or such other later time as may be agreed in writing by Acquiror and the Company and specified in the Certificate of Merger, is referred to herein as the “Effective Time.”  The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

(b) The Surviving Corporation of the Merger.

(i) Certificate of Incorporation and Bylaws.

(A) Certificate of Incorporation.  Unless otherwise determined by Acquiror prior to the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such certificate of incorporation; provided, however, that at the Effective Time, Article I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is LiveRamp, Inc.”

(B) Bylaws.  Unless otherwise determined by Acquiror prior to the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation as of the Effective Time until thereafter amended in accordance with Delaware Law and as provided in the certificate of incorporation of the Surviving Corporation and such bylaws.

(ii) Directors and Officers.

(A) Directors.  Unless otherwise determined by Acquiror prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of a director of the Surviving Corporation in accordance with the provisions of Delaware Law and the certificate of incorporation and bylaws of the Surviving Corporation until his or her successors is duly elected and qualified.

(B) Officers.  Unless otherwise determined by Acquiror prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

1.2 General Effects of the Merger.  At the Effective Time, the effects of the Merger shall be as provided in the applicable provisions of Delaware Law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise agreed to pursuant to the terms of this Agreement, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.3 Effects of the Merger on Securities of Merging Corporations.

(a) Merger Sub Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company, the Stockholders or any other Person, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares shall thereupon evidence ownership only of such shares of capital stock of the Surviving Corporation.

(b) Company Capital Stock.

(i) Generally.  At the Effective Time, by virtue of the Merger and without any action on the part of Acquiror, Merger Sub, the Company, the Stockholders or any other Person, each share of Company Capital Stock (excluding (A)  Cancelled Shares, which shall be treated in the manner set forth in Section 1.3(b)(ii), and (B) Dissenting Shares, which shall be treated in the manner set forth in Section 1.3(b)(iii)) that is issued and outstanding as of immediately prior to the Effective Time shall be cancelled and converted automatically into the right to receive the Per Share Consideration upon the terms set forth in this Section 1.3 and throughout this Agreement (including the escrow holdback set forth in Section 2.3(b)(ii) and Article IX and the Representative Expense Fund holdback set forth in Section 2.3(b)(iii)) and surrender of the Company Stock Certificate in respect thereof and the Exchange Documents all in the manner provided in Section 2.3(c).  Until so surrendered, each Company Stock Certificate that is outstanding after the Effective Time shall be deemed, for all purposes after the Effective Time, to evidence only the right to receive the Per Share Consideration payable pursuant to this Section 1.3(b)(i).  For purposes of calculating the aggregate amount of Per Share Consideration payable to each Stockholder pursuant to this Section 1.3(b)(i), (x) all shares of the Company Capital Stock held by each such Stockholder shall be aggregated on a certificate-by-certificate basis and (y) the amount of cash to be paid to each Stockholder for each Company share certificate held by such Stockholder shall be rounded down to the nearest whole cent.

(ii) Cancelled Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company, the Stockholders or any other Person, each share of Company Capital Stock that is issued and outstanding and held by the Company or any Subsidiary of the Company as of immediately prior to the Effective Time (“Cancelled Shares”) shall be cancelled without any consideration paid therefor.

(iii) Dissenting Shares.  Notwithstanding any other provisions of this Agreement to the contrary, any shares of Company Capital Stock outstanding immediately prior to the Effective Time and with respect to which the holder thereof has properly demanded appraisal rights or dissenters’ rights in accordance with Section 262 of Delaware Law or, if applicable, Chapter 13 of California Law, and who has not effectively withdrawn or lost such holder’s appraisal rights under Delaware Law or, if applicable, California Law (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the applicable consideration for Company Capital Stock set forth in Section 1.3(b)(i), but the holder thereof shall only be entitled to such rights as are provided by Delaware Law or, if applicable, California Law.  Notwithstanding the provisions of this Section 1.3(b)(iii), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law or, if applicable, California Law, then, as of the later of the Effective Time and the occurrence of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the consideration for Company Capital Stock, as applicable, set forth in Section 1.3(b)(i), without interest thereon, and subject to the escrow provisions set forth in Article IX and the Representative Expense Fund holdback set forth in Section 2.3(b)(iii), upon surrender of the certificate representing such shares.  The Company shall give Acquiror prompt notice of any written demand for appraisal received by the Company pursuant to the applicable provisions of Delaware Law or, if applicable, California Law.  The Company shall not, except with the prior written consent of Acquiror, make any payment with respect to any such demands or offer to settle or settle any such demands.  Any communication to be made by the Company to any Stockholder with respect to such demands shall be submitted to Acquiror in advance and shall not be presented to any Stockholder prior to the Company receiving Acquiror’s prior written consent.

(c) Company Options.

(i) Vested Company Options.  Effective as of the Effective Time, each Vested Company Option shall be cancelled and converted automatically into the right to receive an amount in cash, without interest, with respect to each share subject thereto, equal to the excess, if any, of the Per Share Consideration for each share of Company Common Stock issuable upon the exercise in full of such Vested Company Option over the per share exercise price of such Vested Company Option (such amount being hereinafter referred to as the “Company Option Cash Out Amount”), upon the terms set forth in this Section 1.3 and throughout this Agreement (including the escrow holdback set forth in Section 2.3(b)(ii) and Article IX and the Representative Expense Fund holdback set forth in Section 2.3(b)(iii)),  and each such Vested Company Option shall terminate at the Effective Time.  The payment of the Company Option Cash Out Amount to any holder of Vested Company Options shall be reduced by any income or employment Tax withholding required under the Code or any provision of applicable state, local or foreign Tax law.  To the extent that amounts are so withheld and paid over to the proper Governmental Entities, such withheld amounts shall be treated for all purposes as having been paid to the holder of such Vested Company Options.

(ii) Unvested Company Options.

(A) Held by Continuing Employees.  Effective as of the Effective Time, each Unvested Company Option that is held by a Continuing Employee and is outstanding as of immediately prior to the Effective Time shall be assumed by Acquiror as an Acquiror Option.  Except as otherwise set forth in this Agreement or in a Key Employee Offer Letter, each such Company Option so assumed by Acquiror pursuant to this Section 1.3(c)(ii) shall continue to have, and be subject to, substantially the same terms and conditions (including vesting terms) set forth in the Plan and the option agreements relating thereto, as in effect immediately prior to the Effective Time, except that (x) such assumed Company Option shall be exercisable for that number of whole shares of Acquiror Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Acquiror Common Stock and (y) the per share exercise price for the shares of Acquiror Common Stock issuable upon exercise of such assumed Company Option shall be equal to the quotient obtained by dividing the exercise price per share of Company Common Stock at which such assumed Company Option was exercisable immediately prior to the Closing Date by the Exchange Ratio, rounded up to the nearest whole cent.  Notwithstanding anything herein to the contrary, the exercise price of the option, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall in all events be determined in a manner that complies with Section 409A of the Code, and in the case of any Company Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, Section 424 of the Code.

(B) Held by Non-Continuing Employees.  Effective as of the Effective Time, each Unvested Company Option that is held by a Non-Continuing Employee and is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger, be immediately cancelled without any consideration therefor.

(iii) Necessary Actions.  Prior to the Effective Time, and subject to the prior review and approval of Acquiror, the Company shall take all actions necessary to effect the transactions anticipated by this

Section 1.3(c) under the Plan and any Contract applicable to any Company Option (whether written or oral, formal or informal), including the determination by the administrator of the Plan that the treatment of Company Options as contemplated by this Section 1.3(c) is permissible under the terms of the Plan and the applicable equity award agreements, delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence satisfactory to Acquiror that all necessary determinations by the Company’s Board of Directors or applicable committee of the Company’s Board of Directors to cash out, terminate or provide for the assumption of all Company Options in accordance with this Section 1.3(c)(iii) have been made.

(iv) No Acceleration.  Except as set forth in Schedule 1.3(c)(iv), the Board of Directors of the Company shall not resolve to accelerate the vesting of any Company Options.  Without limitation of the foregoing, the Company shall take all actions necessary (including requiring Key Employees to re-vest or extend the vesting period on their Company Options) to ensure that as of the Closing, each of the Key Employees has a number of Unvested Company Options equal to no less than fifteen percent (15%) of the aggregate number of Company Capital Stock and Company Options held by such Key Employee and that such Unvested Company Options have no less than twenty-four (24) months remaining in their vesting period.

(v) S-8 Registration.  Within fifteen (15) days after the Closing Date, Acquiror shall file with the SEC a registration statement on Form S-8, if available for use by Acquiror, registering that number of shares of Acquiror Common Stock equal to the number of shares of Acquiror Common Stock issuable upon the exercise of all Company Options that are assumed by Acquiror pursuant to Section 1.3(c) that are eligible to be registered on Form S-8.

1.4 Working Capital Adjustment.

(a) Pre-Closing WC Statement.  At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a statement in a form reasonably acceptable to Acquiror (the “Pre-Closing WC Statement”) setting forth in reasonable detail the Company’s good faith estimate of Closing Working Capital (including all components thereof), accompanied by reasonably detailed back-up documentation for such calculation and any additional information reasonably requested by Acquiror.    The Company shall prepare the Pre-Closing WC Statement using the same accounting principles, practices, procedures, policies and methods, with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that were employed in the preparation of Sample Working Capital Statement.  The Company shall give Acquiror a reasonable opportunity to review and comment on a draft of the Pre-Closing WC Statement prior to the Closing Date, and shall take in consideration in good faith any comments of Acquiror on the Pre-Closing WC Statement.

(b) Post-Closing WC Statement. As promptly as practicable, but in no event later than sixty (60) calendar days after the Closing Date (the “Acquiror Review Period”), Acquiror shall prepare and deliver, or cause to be prepared and delivered, to the Stockholder Representative a statement (the “Post-Closing WC Statement”) setting forth in reasonable detail Acquiror’s good faith calculation of Closing Working Capital (including all components thereof), accompanied by reasonably detailed back-up documentation for such calculation and any additional information reasonably requested by the Stockholder Representative.  Acquiror shall prepare the Post-Closing WC Statement using the same accounting principles, practices, procedures, policies and methods, with consistent classifications, judgments, inclusions, exclusions and valuation and estimation methodologies that were employed in the preparation of Sample Working Capital Statement. If Acquiror fails to deliver the Post-Closing WC Statement within the Acquiror Review Period, the Pre-Closing WC Statement delivered by the Company at Closing shall be final and binding on the parties hereto and not subject to appeal.

(c) Review of Post-Closing WC Statement.  The Stockholder Representative shall have sixty (60) calendar days following its receipt of the Post-Closing WC Statement (the “Review Period”) to review the Post-Closing WC Statement, together with information provided in accordance with this Section 1.4(c) (which shall be promptly provided by the Stockholder Representative).  The Stockholder Representative shall be granted access during business hours to the books, records and accounting work papers of the Company to the extent reasonably necessary to conduct its review, and the Acquiror shall use reasonable best efforts as practicable to respond promptly, in good faith and as fully and accurately as is reasonably possible to inquiries from the Stockholder Representative related to such review. Acquiror will use reasonable best efforts to provide access to the books and records of the Company electronically, to the extent such books and records were in an electronic format prior to the Closing, and shall transmit financial statements, general journals and trial balances of the Company and its subsidiaries in formats such as Excel spreadsheets, or searchable Word or pdf documents, to the extent such information was stored in such formats prior to the Closing.  On or before the expiration of the Review Period, the Stockholder Representative shall deliver to Acquiror a written statement accepting or disputing the Post-Closing WC Statement.  In the event that the Stockholder Representative shall dispute the Post-Closing WC Statement, such statement shall include a detailed itemization of the Stockholder Representative’s objections and the reasons therefor (such statement, a “Dispute Statement”).  Any component of the Post-Closing WC Statement that is not disputed in a Dispute Statement shall be final and binding on the parties hereto and not subject to appeal.  If the Stockholder Representative does not deliver a Dispute Statement to Acquiror within the Review Period or delivers a statement accepting the Post-Closing WC Statement, the Post-Closing WC Statement shall be final and binding on the parties hereto and not subject to appeal.

(d) Dispute Resolution. If the Stockholder Representative delivers a Dispute Statement during the Review Period, Acquiror and the Stockholder Representative shall promptly meet and attempt in good faith to resolve their differences with respect to the disputed items set forth in the Dispute Statement during the thirty (30) calendar days immediately following the Stockholder Representative’s receipt of the Dispute Statement, or such longer period as Acquiror and the Stockholder Representative may mutually agree (the “Resolution Period”).  Any such disputed items that are resolved by Acquiror and the Stockholder Representative during the Resolution Period shall be final and binding on the parties hereto and not subject to appeal.  If Acquiror and the Stockholder Representative do not resolve all such disputed items by the end of the Resolution Period, Acquiror and the Stockholder Representative shall submit all items remaining in dispute with respect to the Dispute Statement to KPMG LLP or any other nationally recognized independent accounting firm upon which Acquiror and the Stockholder Representative shall reasonably agree (the “Accounting Firm”) for review and resolution.  The Accounting Firm shall act as an expert and not an arbitrator.  The Accounting Firm shall make all calculations in accordance with the practices used in preparation of the Post-Closing WC Statement, shall determine only those items remaining in dispute between Acquiror and the Stockholder Representative, and shall only be permitted or authorized to determine an amount with respect to any such disputed item that is either the amount of such disputed item as proposed by Acquiror in the Post-Closing WC Statement or the amount of such disputed item as proposed by the Stockholder Representative in the Dispute Statement.  Each of Acquiror and the Stockholder Representative shall (i) enter into a customary engagement letter with the Accounting Firm at the time such dispute is submitted to the Accounting Firm and otherwise cooperate with the Accounting Firm, (ii) have the opportunity to submit a written statement in support of their respective positions with respect to such disputed items, to provide supporting material to the Accounting Firm in defense of their respective positions with respect to such disputed items and to submit a written statement responding to the other party’s position with respect to such disputed items and (iii) subject to customary confidentiality and indemnity agreements, provide the Accounting Firm with access to their respective books, records, personnel and representatives and such other information as the Accounting Firm may require in order to render its determination.  The Accounting Firm shall be instructed to deliver to Acquiror and the Stockholder Representative a written determination (such determination to include a worksheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Acquiror and the Stockholder Representative) of the disputed items within thirty (30) calendar days of receipt of the disputed items, which determination shall be final and binding on the parties hereto and not subject to appeal.   Fifty percent (50%) of any expenses relating to the engagement of the Accounting Firm shall be paid by Acquiror and fifty percent 50% of such expenses shall be paid by the Stockholder Representative.

(e) Post-Closing Payments.

(i) If the Closing Working Capital as finally determined pursuant to this Section 1.4 exceeds the Estimated Closing Working Capital as set forth on the Pre-Closing WC Statement, then Acquiror shall deposit or shall cause to be deposited with the Payment Agent as soon as practicable, but no later than three (3) Business Days after such final determination of the Closing Working Capital, by wire transfer of immediately available funds, an amount in cash equal to the amount of such excess, which shall be payable to Stockholders and holders of Vested Company Options in accordance with their Pro Rata Portions.

(ii) If the Closing Working Capital as finally determined pursuant to this Section 1.4 is less than the Estimated Closing Working Capital as set forth on the Pre-Closing WC Statement, then Acquiror and the Stockholder Representative shall, as soon as practicable, but no later than three (3) Business Days after such final determination of the Closing Working Capital, provide a joint written instruction to the Escrow Agent to deliver an amount in cash equal to the amount of such deficit from the Escrow Fund, which shall be deducted from Stockholders and holders of Vested Company Options in accordance with their Pro Rata Portions.  For avoidance of doubt, any recovery of any such deficit from the Escrow Fund shall not be subject to any of limitations on indemnification set forth in Section 9.3.

(f) Any payment made under this Section 1.4, to the maximum extent permitted by applicable Law, shall be treated for all Tax purposes as an adjustment to the Total Consideration.

1.5 Further Action.  If at any time from and after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Acquiror, Merger Sub, and the officers and directors of the Company, Acquiror and Merger Sub, are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action.

ARTICLE II

CLOSING AND CLOSING PAYMENTS

2.1 The Closing.  Unless this Agreement is validly terminated pursuant to Section 8.1, Acquiror, Merger Sub and the Company shall consummate the Merger at a closing (the “Closing”) within two (2) Business Days following satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 2.2 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions at the Closing) at the offices of Wilson Sonsini Goodrich & Rosati, One Market Plaza, Spear Tower, Suite 3300, San Francisco, California, unless another time or place is mutually agreed upon in writing by Acquiror and the Company.  The date upon which the Closing occurs hereunder shall be referred to herein as the “Closing Date.”

2.2 Closing Conditions.

(a) Mutual Conditions.  The respective obligations of Acquiror, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(i) Stockholder Approval.  The Requisite Stockholder Approval shall have been obtained.

(ii) Regulatory Approvals.  All waiting periods (and extensions thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or otherwise been terminated, and all approvals under applicable non-U.S. antitrust or competition laws, if applicable, shall have been obtained (or the waiting periods thereunder shall have expired or terminated early).

(iii) No Legal Restraints.  No Law or Order (whether temporary, preliminary or permanent) shall be in effect which has the effect of making the Merger or any other transaction contemplated hereby illegal or otherwise prohibiting or preventing consummation of the Merger or any other transaction contemplated hereby in accordance with the terms hereof.

(b) Additional Acquiror and Merger Sub Conditions.  The obligations of Acquiror and Merger Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, any of which may be waived in writing exclusively by Acquiror:

(i) Company Representations and Warranties.

(A) The representations and warranties of the Company that are not qualified by materiality shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company made only as of a specified date, which shall be true and correct in all material respects as of such date).

(B) The representations and warranties of the Company that are qualified by materiality shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than any such representations and warranties of the Company made only as of a specified date, which shall be true and correct in all respects as of such date).

(ii) Company Covenants.  The Company shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by the Company prior to the Closing.  The Company shall have delivered to Acquiror all certificates and other documents that it is required to deliver to Acquiror pursuant to this Agreement prior to the Closing, including the Payment Spreadsheet, the Statement of Expenses and the Pre-Closing WC Statement.

(iii) No Company Material Adverse Effect.  There shall not have occurred a Company Material Adverse Effect that is continuing.

(iv) No Actions. There shall be no Action of any kind or nature pending or overtly threatened (A) against the Company or any of its Affiliates, or (B) against Acquiror or any of its Affiliates, in each case arising out of, or in any way connected with, this Agreement, the Merger or any other transactions contemplated hereby.

(v) Appraisal Claims and Rights.  No more than ten percent (10%) of the Stockholders representing outstanding shares of Company Capital Stock on an as-converted to Company Common Stock basis shall have exercised (or have a continuing right to exercise) dissenters’ rights under Delaware Law or, if applicable, California Law with respect to the transactions contemplated by this Agreement.

(vi) Joinder Agreements.  Stockholders and holders of Vested Company Options who in the aggregate have a Pro Rata Portion no less than ninety percent (90%) shall have executed and delivered to Acquiror a Joinder Agreement, in the form attached hereto as Exhibit B (the “Joinder Agreements”), and all such Joinder Agreements shall be in full force and effect.

(vii) 280G Waivers; 280G Stockholder Approval.  Each Employee who might receive any payments and/or benefits described in Section 7.1(b) hereof shall have previously executed and delivered to the Company a 280G Waiver, and that any such 280G Waiver shall continue to be in effect immediately prior to the Effective Time. With respect to any payments and/or benefits that Acquiror reasonably determines may constitute “parachute payments” under Section 280G of the Code with respect to any Employees, the Stockholders shall have (i) approved, pursuant to the method provided for in the regulations promulgated under Section 280G of the Code, any such “parachute payments” or (ii) shall have voted upon and disapproved such parachute payments, and, as a consequence, such “parachute payments” shall not be paid or provided for in any manner and Acquiror and its subsidiaries shall not have any liabilities with respect to such “parachute payments.”

(viii) Company Preferred Stock.  Each share of Company Preferred Stock shall have been converted into shares of Company Common Stock in accordance with the Certificate of Incorporation of the Company.

(ix) Non-Competition and Non-Solicitation Agreements and New Employment Arrangements.

(A) Each of the Non-Competition and Non-Solicitation Agreements executed concurrently with this Agreement shall be in full force and effect shall not have been revoked, rescinded, or otherwise repudiated by the respective signatories thereto.

(B) Each of the Key Employee Offer Letters executed by each of the Key Employees concurrently with this Agreement shall be in full force and effect and shall not have been revoked, rescinded or otherwise repudiated by the respective signatories thereto, and no Key Employee shall have terminated his or her employment with the Company (or one of its Subsidiaries, as applicable) or expressed an intention or interest (whether formally or informally) in, or taken action toward terminating his or her employment with the Company (or one of its Subsidiaries, as applicable) at or prior to the Closing, or with the Surviving Corporation or Acquiror following the Closing.  All of the Key Employees (A) shall have satisfied Acquiror’s customary employee background investigation (which, as permitted by Law, includes the absence of a record of any material (as determined by Acquiror) criminal conviction in all applicable court and police records), (B) shall have executed Acquiror’s Inventions and Proprietary Rights Assignment Agreement and Code of Conduct, and (C) shall be eligible to work in the United States for Acquiror ((A) through (C) shall collectively be referred to herein as the “Employment Eligibility Conditions”).

(C) At least ninety percent (90%) of the total number of Other Employees (excluding, for purposes of such calculation, Other Employees with a primary role in finance or marketing) (A) shall have signed an Offer Letter that is reasonably acceptable to Acquiror, in each case effective on the first Business Day after the Closing Date, (B) shall not have terminated his or her employment with the Company (or one of its Subsidiaries, as applicable) or expressed an intention or interest (whether formally or informally) in, or taken action toward terminating his or her employment with the Company (or one of its Subsidiaries, as applicable) at or prior to the Closing, or with the Surviving Corporation or Acquiror following the Closing, and (C) shall have satisfied the Employment Eligibility Conditions.

(x) Termination of Certain Employee Plans.  Acquiror shall have received the evidence of the termination of any Company Employee Plans contemplated by Section 7.6(c).

(xi) Company Closing Certificates.

(A) Officer’s Certificate.  Acquiror shall have received a certificate from the Company (the “Officer’s Certificate”), validly executed by the Chief Executive Officer of the Company for and on the Company’s behalf, to the effect that, as of the Closing the conditions set forth in Sections 2.2(b)(i), 2.2(b)(ii), 2.2(b)(iii), 2.2(b)(iv)(A) and 2.2(b)(v) have been satisfied.

(B) Secretary’s Certificate.  Acquiror shall have received a certificate from the Company, validly executed by the Secretary of the Company for and on the Company’s behalf, certifying as to (i) the terms and effectiveness of the Charter Documents, (ii) the valid adoption of resolutions of the Board of Directors of the Company (whereby the Merger, this Agreement and the transactions contemplated hereunder were unanimously approved by the Company’s Board of Directors), (iii) the valid adoption of this Agreement and approval of the Merger by the Requisite Stockholder Approval, and (iv) the results of any vote of the Stockholders pursuant to Section 2.2(b)(vii).

(C) FIRPTA Certificate.  Acquiror shall have received a copy of a FIRPTA Compliance Certificate in a form reasonably acceptable to Acquiror for purposes of satisfying Acquiror’s obligations under Treasury Regulation Section 1.1445-2(c)(3), validly executed by a duly authorized officer of the Company.

(c) Additional Company

 Conditions.  The obligations of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any of which may be waived in writing exclusively by the Company:

(i) Acquiror Representations and Warranties.

(A) The representations and warranties of Acquiror and Merger Sub that are not qualified by materiality shall have been true and correct in all material respects on the date they were made and shall be true and correct in all material respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of Acquiror made only as of a specified date, which shall be true and correct in all material respects as of such date).

(B) The representations and warranties of Acquiror and Merger Sub that are qualified by materiality shall have been true and correct in all respects on the date they were made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than any such representations and warranties of Acquiror made only as of a specified date, which shall be true and correct in all respects as of such date).

(ii) Acquiror Covenants.  Acquiror and Merger Sub shall have performed and complied in all material respects with all covenants and obligations under this Agreement required to be performed and complied with by them prior to the Closing.

(iii) Acquiror and Merger Sub Closing Certificate. Company shall have received a certificate from the Acquiror and Merger Sub (the “Acquiror’s Certificate”), validly executed by each of an executive officer of the Acquiror and the Chief Executive Officer of the Merger Sub and for and on their behalf, to the effect that, as of the Closing the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) have been satisfied.

2.3 Payment of Merger Consideration.

(a) Payment Spreadsheet.  At least three (3) Business Days prior to the Closing, the Company shall deliver to Acquiror a spreadsheet (the “Payment Spreadsheet”) setting forth the following information, in form and substance reasonably satisfactory to Acquiror and accompanied by documentation reasonably satisfactory to Acquiror in support of the information set forth therein:

(i) calculation of the Total Consideration and all components thereof;

(ii) calculation of the Per Share Consideration and the Exchange Ratio;

(iii) with respect to each Stockholder: (A) the name and address of such holder, (B) whether such holder is a current or former employee of the Company and whether such holder is a Key Employee, (C) the number, class and series of all shares of Company Capital Stock held by such holder and the respective certificate numbers of all certificates evidencing all such shares, (D) the date of acquisition of all shares of Company Capital Stock held by such Stockholder and, with respect to any shares of Company Capital Stock issued on or after January 1, 2011 and any other securities that, in each case, constitute “covered securities” within the meaning of Treasury Regulations §1.6045 1(a)(15), the adjusted tax basis of such shares, (E) the number of any such shares that are Dissenting Shares, (F) any Taxes that are required to be withheld in accordance with Section 2.4 from the consideration that such holder is entitled to receive pursuant to Section 1.3(b)(i), (G) such Stockholder’s Loan Repayment Amount, if any, (H) the aggregate Merger Consideration that such holder is entitled to receive pursuant to Sections 1.3(b)(i) (on a certificate-by-certificate basis and in the aggregate), net of (x) the amount of cash to be deposited into the Escrow Fund on behalf of such holder pursuant to Article IX and the Representative Expense Fund pursuant to Section 2.3(b)(iii), and (y) such Stockholder’s Loan Repayment Amount, if any and (I)  the amount of cash to be deposited into the Escrow Fund and the Representative Expense Fund on behalf of such holder pursuant to Article IX and Section 2.3(b)(iii), respectively and such Stockholder’s Pro Rata Portion in the Escrow Fund and the Representative Expense Fund;

(iv) with respect to each Company Option:  (A) the name and address of the holder thereof, (B) whether such holder is an employee, consultant, director or officer of the Company or any Subsidiary, (C) the grant date and expiration date thereof, (D) whether such Company Option was granted pursuant to the Plan, (E) the vesting schedule (including all acceleration provisions) applicable to such Company Option and the extent to which such Company Option is vested as of immediately prior to the Effective Time (taking into account any Company Option (or portion thereof) that, as a result of the Merger will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions), (F) the exercise price per share and the number, class and series of shares of Company Capital Stock underlying such Company Option immediately prior to the Closing, (G) whether such holder is a Continuing Employee or a Non-Continuing Employee, (H) the number of shares of Acquiror Common Stock that will be subject to such Company Option following the Closing in accordance with Section 1.3(c), if applicable, (I) the exercise price per share of such Company Option following the Closing in accordance with Section 1.3(c), if applicable, (J) the net cash consideration that such holder is entitled to receive in accordance with Section 1.3(c), if any, net of the amount of cash to be deposited into the Escrow Fund and the Representative Expense Fund on behalf of such holder pursuant to Article IX and Section 2.3(b)(iii), respectively, and (K)  the amount of cash to be deposited into the Escrow Fund and the Representative Expense Fund on behalf of the holder of such Company Option pursuant to Article IX and Section 2.3(b)(iii), respectively, and such holder’s the Pro Rata Portion in the Escrow Fund and Representative Expense Fund; and

(v) with respect to each Company Option Commitment:  (A) the name and address of the holder thereof, (B) whether such holder is an employee, consultant, director or officer of the Company or any Subsidiary, (C) the deemed vesting commencement date, (D) the deemed vesting schedule applicable to such Company Option Commitment,  (E) the deemed exercise price per share and the number of shares of Company Common Stock underlying such Company Option Commitment immediately prior to the Closing, (F) whether such holder is a Continuing Employee or a Non-Continuing Employee, (G) the value of the Acquiror Restricted Stock Unit Award to be granted  in respect of such Company Option Commitment pursuant to Section 7.6(a)(ii) and (H) whether such Company Option Commitment is a Post-Closing Hire Option Commitment or Pre-Closing Hire Option Commitment.

(b) Delivery of Merger Consideration, Escrow Amount and Representative Expense Fund.

(i) Merger Consideration.  As soon as reasonably practicable following the Closing, but no later than one (1) Business Day after the Closing, Acquiror shall transfer to the Payment Agent for exchange in accordance with this Article I the Merger Consideration payable pursuant to Section 1.3(b)(i) in exchange for shares of Company Capital Stock outstanding as of immediately prior to the Effective Time (less any amounts to be withheld and transferred to the Escrow Agent pursuant to Section 2.3(b)(ii) and the Representative Expense Fund holdback set forth in Section 2.3(b)(iii)) and shall transfer to the Company for payment consistent with its normal payroll procedures in accordance with this Article I the Merger Consideration payable pursuant to Section 1.3(c)(i) in exchange for Vested Company Options outstanding as of immediately prior to the Effective Time (less any amounts to be withheld and transferred to the Escrow Agent pursuant to Section 2.3(b)(ii) and the Representative Expense Fund holdback set forth in Section 2.3(b)(iii)).

(ii) Escrow Fund.  As soon as reasonably practicable following the Closing, but no later than one (1) Business Day after the Closing, Acquiror shall transfer the Escrow Amount to the Escrow Agent to hold in trust as an escrow fund (the “Escrow Fund”) under the terms of this Agreement and the Escrow Agreement.  Upon deposit of the Escrow Amount with the Escrow Agent in accordance with the preceding sentence, Acquiror shall be deemed to have contributed on behalf of each Indemnifying Party its, his or her Pro Rata Portion of the Escrow Amount to the Escrow Fund. The parties hereto agree that Acquiror is the owner of the cash in the Escrow Fund and that all interest on or other taxable income, if any, earned from the investment of such cash in the Escrow Fund pursuant to this Agreement shall be treated for Tax purposes as earned by Acquiror.  The Escrow Agent shall pay to Acquiror out of the Escrow Fund, on or before the tenth (10th) day following the end of each calendar quarter, a distribution equal to thirty percent (30%) of the amount of such taxable income treated for a tax purposes as earned by Acquiror.  The parties intend the Escrow Amount to qualify for installment sale reporting under Section 453 of the Code.

(iii) Representative Expense Fund.  As soon as reasonably practicable following the Closing, but no later than one (1) Business Day after the Closing, Acquiror shall transfer the Representative Expense Amount to the Stockholder Representative to hold (the “Representative Expense Fund”) under the terms of this Agreement.  Upon deposit of the Representative Expense Amount with the Stockholder Representative in accordance with this Section 2.3(b)(iii), for Tax purposes Acquiror shall be deemed to have paid each Indemnifying Party its, his or her Pro Rata Portion of the Representative Expense Amount and then each Stockholder and each holder of Vested Company Options shall be deemed to have voluntarily contributed such amount to the Representative Expense Fund.  The Representative Expense Fund will be used for the purposes of paying directly, or reimbursing the Stockholder Representative for, any third party expenses pursuant to this Agreement and the Related Agreements.  The Indemnifying Parties will not receive any interest or earnings on the Representative Expense Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings.  The Stockholder Representative will not be liable for any loss of principal of the Representative Expense Fund other than as a result of its gross negligence or willful misconduct.  The Stockholder Representative will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy.

(c) Payment Procedures.

(i) As soon as reasonably practicable following the Closing, but no later than two (2) Business Days after the Effective Time, Acquiror shall mail, or cause the Payment Agent to mail,  a Letter of Transmittal in the form attached hereto as Exhibit F (a “Letter of Transmittal”) to each Stockholder at the address set forth opposite each such Person’s name on the Payment Spreadsheet.

(ii) As soon as reasonably practicable, but no later than two (2) Business Days, after receipt by the Payment Agent of a Letter of Transmittal, and any other documents (including applicable Tax forms) that are required within the Letter of Transmittal (collectively, the “Exchange Documents”), duly completed and validly executed in accordance with the instructions thereto and the original certificate representing shares of Company Capital Stock (a “Company Stock Certificate”), Acquiror shall cause the Payment Agent to pay to the holder of such Company Stock Certificate in exchange therefor the Merger Consideration payable in respect thereto pursuant to Section 1.3(b)(i) (less the cash amounts to be withheld and deposited in the Escrow Fund and the Representative Expense Fund on such holder’s behalf pursuant to Sections 2.3(b)(ii) and 2.3(b)(iii), respectively), and the Company Stock Certificate so surrendered shall be cancelled.  No portion of the Merger Consideration shall be paid or payable to the holder of any Company Stock Certificate until the holder of record of such Company Stock Certificate shall surrender such Company Stock Certificate and validly executed Exchange Documents in accordance with the terms and conditions hereof.

(d) Lost, Stolen or Destroyed Certificates.  In the event any Company Stock Certificate shall have been lost, stolen or destroyed, the Payment Agent shall issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof, such amount, if any, as may be required pursuant to Section 1.3; provided, however, that Acquiror may, in its discretion, or as required by the Payment Agent, and as a condition precedent to the issuance thereof, require the Person who is the owner of such lost, stolen or destroyed certificates to either (i) deliver a bond in such amount as it may reasonably direct and/or (ii) provide an indemnification agreement in a form and substance acceptable to Acquiror, against any claim that may be made against Acquiror or the Payment Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

(e) Transfers of Ownership.  If any cash amounts are to be disbursed pursuant to Section 1.3 to a Person other than the Person whose name is reflected on the Company Stock Certificate surrendered in exchange therefor, it will be a condition of the issuance or delivery thereof that the certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Acquiror or any agent designated by it any Transfer or other  Taxes required by reason of the payment of any portion of the Total Consideration in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Acquiror or any agent designated by it that such Tax has been paid or is not payable.

(f) Payment Agent to Return Merger Consideration.  At any time following the last day of the sixth month following the Effective Time, Acquiror shall be entitled to require the Payment Agent to deliver to Acquiror or its designated successor or assign all cash amounts that have been deposited with the Payment Agent pursuant to Section 2.3(b)(i), and any and all interest thereon or other income or proceeds thereof, not disbursed to the holders of Company Stock Certificates pursuant to Section 2.3(c), and thereafter the holders of Company Stock Certificates shall be entitled to look only to Acquiror (subject to the terms of Section 2.3(h)) only as general creditors thereof with respect to any and all cash amounts that may be payable to such holders of Company Stock Certificates pursuant to Section 1.3 upon the due surrender of such Company Stock Certificates and duly executed Exchange Documents in the manner set forth in Section 2.3(c).  No interest shall be payable for the cash amounts delivered to Acquiror pursuant to the provisions of this Section 2.3(f) and which are subsequently delivered to the holders of Company Stock Certificates.

(g) No Further Ownership Rights in Company Capital Stock.  The cash amounts paid in respect of the surrender for exchange of shares of Company Capital Stock in accordance with the terms of this Agreement shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Company Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

(h) No Liability.  Notwithstanding anything to the contrary in this Section 2.3, none of Acquiror, the Payment Agent, the Surviving Corporation, nor any party hereto shall be liable to any Person for any amount paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

2.4 Withholding Taxes.  The Company, the Payment Agent, the Escrow Agent, Acquiror and the Surviving Corporation, shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under any provision of federal, local or foreign Tax Laws and shall be provided any necessary Tax forms, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information.  To the extent such amounts are so deducted or withheld, and paid over to the proper Governmental Entities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.  To the extent that such amounts are not so deducted and withheld, such Person shall indemnify the Company, the Payment Agent, the Escrow Agent, Acquiror and the Surviving Corporation for any amounts imposed by a Governmental Entity, together with any related Losses, except to the extent such related Losses are attributable to Company’s, the Payment Agent’s, the Escrow Agent’s, Acquiror’s or the Surviving Corporation’s, as the case may be, gross negligence or intentional misconduct.

2.5 Outstanding Loans.  In the event that any Person entitled to consideration hereunder has outstanding loans from the Company or any Subsidiary as of the Effective Time, the consideration payable to such Person pursuant to Section 1.3 shall be reduced by an amount equal to the outstanding principal plus accrued interest, if any, of such Person’s loans as of the Effective Time, plus any other amounts owed by such Person to the Company or any Subsidiary (collectively, such Person’s “Loan Repayment Amount”).  Such loans shall be satisfied as to the amount by which the consideration is reduced pursuant to this Section 2.5.  To the extent the consideration payable to such Person is so reduced, such amount shall be treated for all purposes under this Agreement as having been paid to such Person.

ARTICLE III
                              REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are specifically set forth in the appropriate section, subsection or subclause of the disclosure schedule supplied by the Company to Acquiror on the date of this Agreement (the “Disclosure Schedule”) or in any other section, subsection or subclause of the Disclosure Schedule solely if and to the extent that it is readily apparent on the face of such disclosure, without reference to the underlying documents referenced therein and without independent knowledge of the matters described therein that it applies to such other section, subsection or subclause of this Article III (provided, that the Company shall have the opportunity to update the Disclosure Schedule solely for events or circumstances arising after the date hereof; provided further that such updates shall be for informational purposes only and, except with respect to claims for Losses pursuant to Section 9.2(a)(vii), shall not be deemed disclosed for purposes of, and shall not affect or be deemed to qualify, limit, modify, amend or supplement, any representation or warranty contained in the Agreement or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement, or the rights of Acquiror or any Indemnified Party under or arising out of a breach of this Agreement), the Company hereby represents and warrants to Acquiror and Merger Sub as follows:

3.1 Organization and Good Standing.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.  The Company has the requisite corporate power to own, lease and operate its assets and properties and to carry on its business as currently conducted.  The Company is duly qualified or licensed to do business and is in good standing as a foreign corporation in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification or license material to the Company’s business as currently conducted.  The operations now being conducted by the Company are not now and have never been conducted by the Company under any other name.

(b) The Company has Made Available true, correct and complete copies of its certificate of incorporation, as amended to date (the “Certificate of Incorporation”) and bylaws, as amended to date, each in full force and effect on the date of this Agreement (collectively, the “Charter Documents”).  The Board of Directors of the Company has not approved or proposed, nor has any Person proposed to the Company, any amendment to any of the Charter Documents.

(c) Section 3.1(c) of the Disclosure Schedule lists the directors and officers of the Company.

(d) Section 3.1(d) of the Disclosure Schedule lists every jurisdiction in which the Company and its Subsidiaries has Employees or facilities.

3.2 Authority and Enforceability.

(a) The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Merger and the other transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company (including the unanimous approval of the Board of Directors of the Company) and no further corporate or other action is required on the part of the Company to authorize this Agreement and any Related Agreements to which the Company is a party or to consummate the Merger or any other transactions contemplated hereby and thereby, other than the adoption of this Agreement and approval of the Merger by the Stockholders of the Company who hold (a) at least a majority of the voting power of the outstanding shares of Company Capital Stock, voting together as a single class on an as converted into Company Common Stock basis, (b) at least a majority of the voting power of the outstanding shares of Company Series B Preferred Stock, Company Series B-1 Preferred Stock, Company Series B-2 Preferred Stock and Company Series C Preferred Stock, voting together as a single class on an as converted into Company Common Stock basis, (c) at least a majority of the voting power of the outstanding shares of Company Common Stock, voting together as a single class and (d) at least a majority of the voting power of the outstanding shares of Company Preferred Stock, voting together as a single class on an as converted into Company Common Stock basis (clauses (a) through (d), collectively, the “Requisite Stockholder Approval”).

(b) The Requisite Stockholder Approval is the only vote of the Stockholders required under applicable Law, the Charter Documents and all Contracts to which the Company or any Subsidiary is a party to legally adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

(c) This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, subject to (x) Laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (y) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.

3.3 Governmental Approvals.  No consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity, is required by, or with respect to, the Company or any Subsidiary in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company or any Subsidiary is a party or the consummation of the Merger or any other transactions contemplated hereby and thereby, except for (a) such consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (c) the pre-merger notification requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and applicable foreign antitrust or competition laws.

3.4 Conflicts.  The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (a) any provision of the Charter Documents or the organizational documents of any Subsidiary, as amended, (b) any Material Contract to which the Company or any Subsidiary is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound, or (c) any Law or Order applicable to the Company or any Subsidiary or any of their respective properties or assets (whether tangible or intangible).  Section 3.4 of the Disclosure Schedule sets forth all necessary consents, waivers and approvals of parties to any Material Contracts as are required thereunder in connection with the Merger, or for any such Material Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time so as to preserve all rights of, and benefits to, the Company and its Subsidiaries, as the case may be, under such Material Contracts from and after the Effective Time.  Following the Effective Time, the Surviving Corporation and each of its Subsidiaries will be permitted to exercise all of its rights under all Material Contracts to which the Company or any Subsidiary is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound, without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or any Subsidiary, as the case may be, would otherwise be required to pay pursuant to the terms of such Material Contracts had the transactions contemplated by this Agreement not occurred.

3.5 Company Capital Structure.

(a) The authorized capital stock of the Company consists of 23,100,000 shares of Company Common Stock, of which 6,196,812 shares are issued and outstanding; 1,195,741 shares of Company Series A Preferred Stock, of which 1,195,741 shares are issued and outstanding; 2,648,189 shares of Company Series B Preferred Stock, of which 2,648,189 shares are issued and outstanding; 1,493,811 shares of Company Series B-1 Preferred Stock, of which 1,493,811 shares are issued and outstanding, 4,592,805 shares of Company Series B-2 Preferred Stock, of which 4,592,805 shares are issued and outstanding; and 2,327,987 shares of Company Series C Preferred Stock, of which 2,209,390 shares are issued and outstanding.  The Company Preferred Stock is convertible on a one-share-for-one-share basis into Company Common Stock.  The Company Capital Stock is held by the Persons and in the amounts set forth in Section 3.5(a) of the Disclosure Schedule which further sets forth for each such Person the number of shares held, class and/or series of such shares, the number of the applicable stock certificates representing such shares and the domicile addresses of record of such Persons.  Section 3.5(a) of the Disclosure Schedule shall be updated to reflect any exercises of Company Options or vesting of Company Restricted Stock occurring between the date of this Agreement and the Closing Date.  All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Charter Documents, or any Contract to which the Company is a party or by which it is bound.

(b) All outstanding shares of Company Capital Stock (including Company Restricted Stock) and Company Options have been issued or repurchased (in the case of shares that were outstanding and repurchased by the Company) in compliance with all applicable Laws, and were issued, transferred and repurchased (in the case of shares that were outstanding and repurchased by the Company) in accordance with any right of first refusal or similar right or limitation Known to the Company, except where the failure to so comply would not be material.  No Stockholder has exercised any right of redemption, if any, provided in the Certificate of Incorporation with respect to shares of the Company Preferred Stock, and the Company has not received notice that any Stockholder intends to exercise such rights.  There are no declared or accrued but unpaid dividends with respect to any shares of Company Capital Stock.  Other than the Company Capital Stock set forth in Section 3.5(a) of the Disclosure Schedule, the Company has no other capital stock authorized, issued or outstanding.

(c) Section 3.5(c) of the Disclosure Schedule sets forth for all holders of Company Restricted Stock, the name of the holder of such Company Restricted Stock, the date of purchase of such Company Restricted Stock, the purchase price of such Company Restricted Stock, the repurchase price of such Company Restricted Stock, whether such Company Restricted Stock was acquired pursuant the exercise of an incentive stock option (as defined in Section 422 of the Code) and the vesting schedule for such Company Restricted Stock, including the grant date, the number of shares vested to date, whether the vesting of such Company Restricted Stock is subject to acceleration as a result of the transactions contemplated by this Agreement or any other events and whether, to the Knowledge of the Company, the holder has made a timely election with the Internal Revenue Service under Section 83(b) of the Code with respect to such Company Restricted Stock.  All holders of Company Restricted Stock are current employees of the Company.

(d) Except for the Plan, neither the Company nor any Subsidiary has ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity-related compensation to any person (whether payable in shares, cash or otherwise).  The Plan has been duly authorized, approved and adopted by the Company’s Board of Directors and the Stockholders and is in full force and effect.  The Company has reserved 5,752,480 shares of Company Common Stock for issuance to employees and directors of, and consultants to, the Company upon the issuance of stock or the exercise of options granted under the Plan, of which (i) 4,329,115 shares are issuable, as of the date of this Agreement, upon the exercise of outstanding, unexercised options granted under the Plan, (ii) 1,186,812 shares have been issued upon the exercise of options or purchase of restricted stock granted under the Plan and remain outstanding as of the date of this Agreement, and (iii) 236,553 shares remain available for future grant. There are 325,894 shares subject to Company Option Commitments.  Section 3.5(d) of the Disclosure Schedule sets forth for each outstanding Company Option, the name of the holder, the type of entity of such holder, the domicile address of record of such holder, whether such holder is an employee of the Company, the number of shares of Company Capital Stock issuable upon the exercise of such option, the date of grant, the exercise price (if any), the vesting schedule, including the extent vested to date and whether such vesting is subject to acceleration as a result of the transactions contemplated by this Agreement or any other events, and, for any option, whether such option is a nonstatutory option or intended to qualify as an incentive stock option as defined in Section 422 of the Code, and whether such Company Option is subject to Section 409A of the Code.  No Company Option has been granted with an exercise price less than the fair market value of a share of Company Common Stock on the date of grant.  The terms of the Plan and the applicable agreements for each Company Option permit the assumption or substitution of options to purchase Acquiror Common Stock and the termination of Company Options as provided in this Agreement, without the consent or approval of the holders of such securities, the Stockholders or otherwise and without any acceleration of the exercise schedules or vesting provisions in effect for such Company Options.  True and complete copies of all agreements and instruments relating to or issued under the Plan have been Made Available and such agreements and instruments have not been amended, modified or supplemented, and there are no Contracts to amend, modify or supplement such agreements or instruments from the forms thereof Made Available.  No holder of Company Options has the ability to early exercise any Company Options for shares of Company Restricted Stock under the Plan or any other Contract relating to such Company Options.  Schedule C sets forth for each Company Option Commitment outstanding, (A) the name and address of the holder thereof, (B) whether such holder is an employee, consultant, director or officer of the Company or any Subsidiary, (C) the deemed vesting commencement date, (D) the deemed vesting schedule applicable to such Company Option Commitment, and (E) the deemed exercise price per share and the number of shares of Company Common Stock underlying such Company Option Commitment.

(e) There are no outstanding loans or Indebtedness involving, on the one hand, the Company and on the other hand, any of the Stockholders.

(f) No bonds, debentures, notes or other indebtedness of the Company or any Subsidiary (i) having the right to vote on any matters on which Stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, are issued or outstanding as of the date of this Agreement.

(g) Except for the Company Options and the Company Option Commitments, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company or any Subsidiary is a party or obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right or Contract.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to the Company or any Subsidiary (whether payable in shares, cash or otherwise).  Except as contemplated hereby, there are no voting trusts, proxies, or other Contracts with respect to the voting stock of the Company or any Subsidiary, and there are no Contract to which the Company or any Subsidiary is a party relating to the registration, sale or transfer (including Contract relating to rights of first refusal, co-sale rights or “drag-along” rights) of any Company Capital Stock.  As a result of the Merger, Acquiror will be the sole record and beneficial holder of all issued and outstanding Company Capital Stock and all rights to acquire or receive any shares of Company Capital Stock, whether or not such shares of Company Capital Stock are outstanding.

(h) No event has occurred, and no circumstance or condition exists, that would reasonably be expected to result in any material liability of the Company or any Subsidiary to any current, former or alleged holder of securities of the Company in such Person’s capacity (or alleged capacity) as a holder of such securities, whether related to the Merger or otherwise.

3.6 Company Subsidiaries.

(a) Section 3.6 of the Disclosure Schedule lists each corporation, limited liability company, partnership, association, joint venture or other business entity of which the Company owns or has owned, directly or indirectly, more than 50% of the stock or other equity interest entitled to vote on the election of the members of the board of directors or similar governing body (each, a “Subsidiary”).  Each current Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization.  Each current Subsidiary has the corporate power to own its assets and properties and to carry on its business as currently conducted and as currently contemplated to be conducted.  Each current Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of its assets or properties (whether owned, leased or licensed) or the nature of its business make such qualifications or licenses necessary.  A true, correct and complete copy of each current Subsidiary’s charter documents and bylaws, each as amended to date and in full force and effect on the date of this Agreement, has been Made Available.  All of the outstanding shares of each Subsidiary are or were owned of record and beneficially by the Company.  All outstanding shares of each current Subsidiary are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the charter documents or bylaws of such Subsidiary, or any Contract to which such current Subsidiary is a party or by which it is bound, and have been issued in compliance with all applicable Laws.  There are no options, warrants, calls, rights, or Contracts of any character, written or oral, to which any Subsidiary is a party or by which any Subsidiary is bound obligating the Subsidiary to issue, deliver, sell, repurchase or redeem, or cause to be issued, sold, repurchased or redeemed, any shares of the capital stock of such Subsidiary or obligating such Subsidiary to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call right or Contract.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to any of the Subsidiaries.  Section 3.6(a) of the Disclosure Schedule lists the directors and officers of each Subsidiary as of the date of this Agreement.

(b) Section 3.6(b) of the Disclosure Schedule lists each corporation, limited liability company, partnership, association, joint venture or other business entity (other than the Subsidiaries listed in Section 3.6(a) of the Disclosure Schedule) in which the Company owns any shares or any interest. Neither the Company nor any Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person.

3.7 Company Financial Statements; Internal Financial Controls.

(a) Section 3.7(a) of the Disclosure Schedule sets forth the Company’s (i) audited consolidated balance sheets as of December 31, 2011 and December 31, 2012 and unaudited consolidated balance sheets as of December 31, 2013, and the related consolidated statements of income, cash flow and stockholders’ equity for the twelve (12) month periods then ended (the “Year-End Financials”), and (ii) unaudited consolidated balance sheet as of March 31, 2014 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income and cash flow for the twelve (12) months then ended (the “Interim Financials”).  The Year-End Financials and the Interim Financials (collectively referred to as the “Financials”) are true and correct in all material respects and have been prepared in accordance with GAAP consistently applied on a consistent basis throughout the periods indicated and consistent with each other (except that the Financials do not contain footnotes and other presentation items that may be required by GAAP).  The Financials present fairly the Company’s consolidated financial condition, operating results and cash flows as of the dates and during the periods indicated therein, subject in the case of the Interim Financials to normal year-end adjustments.  The Company’s unaudited consolidated balance sheet as of the Balance Sheet Date is referred to hereinafter as the “Current Balance Sheet.”  The books and records of the Company and each Subsidiary have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements and the Financials are consistent with such books and records.

(b) The Company has Made Available an aging schedule with respect to the billed accounts receivable of the Company and its Subsidiaries as of the Balance Sheet Date indicating a range of days elapsed since invoice.  All of the accounts receivable, whether billed or unbilled, of the Company and its Subsidiaries arose in the ordinary course of business, are carried at values determined in accordance with GAAP consistently applied, are not subject to any set-off or counterclaim, do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis and are not subject to any other repurchase or return arrangement.  No Person has any Lien on any accounts receivable of the Company or any Subsidiary.

(c) The Company and each Subsidiary has established and maintains, adheres to and enforces a system of internal accounting controls which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financials), in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries.  Neither the Company nor any Subsidiary has identified or been made aware of (x) any material deficiency or material weakness in the system of internal accounting controls utilized by the Company or any Subsidiary, (y) any fraud, whether or not material, that involves the Company’s management or other Employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Subsidiary or (z) any claim or allegation regarding any of the foregoing.

3.8 No Undisclosed Liabilities.  Neither the Company nor any Subsidiary has any material liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (whether or not required to be disclosed in a balance sheet prepared in accordance with GAAP), except for those which (a) have been reflected in the Current Balance Sheet or (b) have arisen in the ordinary course of business consistent with past practices since the Balance Sheet Date and prior to the date of this Agreement, which are not material in amount or significance.

3.9 No Changes.  Since the Balance Sheet Date through the date of this Agreement, (a) no Company Material Adverse Effect has occurred or arisen, and (b) neither the Company nor any Subsidiary has taken any action outside the ordinary course of business or in connection with the transactions contemplated hereby that would be prohibited by Section 5.2 if proposed to be taken after the date of this Agreement.

3.10 Tax Matters.

(a) Tax Returns and Payments.  Each Tax Return relating to any and all Taxes concerning or attributable to the Company or any Subsidiary or their operations (the “Company Returns”):  (i) has been filed on or before the applicable due date (including any extensions of such due date); and (ii) has been prepared in all material respects accurately and completely and in compliance with all applicable Laws.  All Taxes required to be paid by the Company or its Subsidiaries have been timely paid.   The Company has delivered or made available to Acquiror accurate and complete copies of all income and other material Company Returns that have been filed on or after December 31, 2010 (excluding, for the avoidance of doubt, information Tax Returns (e.g., Forms W-2 and 1099)).

(b) Reserves for Payment of Taxes.  The Financials fully accrue all liabilities for Taxes with respect to all periods through the dates thereof in accordance with GAAP.  The Company or each Subsidiary, as the case may be, will establish, in the ordinary course of business and consistent with its past practices, adequate reserves in accordance with GAAP for the payment of all Taxes for the period from the date of the Balance Sheet Date through the Closing Date.  Neither the Company nor any Subsidiary has incurred any liability for Taxes since the Balance Sheet Date outside of the ordinary course of business.

(c) Audits; Claims.  Neither the Company nor any Subsidiary nor any representative thereof has received from any Governmental Entity any written:  (i) notice indicating an intent to open an audit or other review; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed Tax adjustment.  No extension or waiver of the limitation period applicable to any Company Returns that currently is in effect has been granted by or requested from the Company or any Subsidiary.  No claim or legal proceeding is pending or threatened against the Company or any Subsidiary in respect of any Tax.  There are (and immediately following the Effective Time there will be) no Liens for Taxes upon any of the assets of the Company or any Subsidiary except Liens for current Taxes not yet due and payable.

(d) Deficiencies; Etc.  There are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by the Company or any Subsidiary with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by the Company or a Subsidiary and with respect to which adequate reserves for payment have been established).

(e) Distributed Stock.  Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(f) Compensation Matters. There is no agreement, plan, arrangement or other Contract with any Employee or covering any Employee, considered individually or considered collectively with any other such Contracts, that will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount in connection with the Merger that would not be deductible pursuant to Section 162, Section 280G or Section 404 of the Code that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code.  Section 3.10(f) of the Disclosure Schedule lists all persons who are “disqualified individuals” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) as determined as of the date of this Agreement.

(g) Tax Indemnity Agreements.  Neither the Company nor any Subsidiary has: (i) ever been a member of an affiliated group (within the meaning of Code §1504(a)) filing a consolidated federal income Tax Return (other than a group, the common parent of which was the Company), (ii) ever been a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (other than customary commercial contracts with lenders, lessors, customers, vendors, or service providers entered into in the ordinary course of business not primarily related to Taxes)  nor does the Company or any of its Subsidiaries owe any amount under such an agreement or arrangement, (iii) any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law (including any arrangement for group or consortium relief or similar arrangement)) as a transferee or successor, by Contract (other than customary commercial contracts with lenders, lessors, customers, vendors, or service providers entered into in the ordinary course of business not primarily related to Taxes), by operation of law or otherwise, (iv) incurred a dual consolidated loss within the meaning of Section 1503 of the Code, or (v) ever been a party to any joint venture, partnership or other arrangement that could be treated as a partnership for Tax purposes.

(h) FIRPTA. Neither the Company nor any Subsidiary is or has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(i) No Other Jurisdictions for Filing Tax Returns.  Neither the Company nor any Subsidiary is subject to income Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or other place of business in that country.  No written claim has ever been made by a Governmental Entity in a jurisdiction where the Company or a Subsidiary does not file Tax Returns that the Company or a Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction.

(j) Tax Rulings and Incentives.  Neither the Company nor any Subsidiary has entered into any arrangement (including “rulings”) with any Tax authority.  Neither the Company nor any Subsidiary has made any material Tax election except as disclosed in the Returns filed.  Section 3.10(j) of the Disclosure Schedule describes the terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order with regard to the payment of Taxes applicable to the Company or any of its Subsidiaries (“Tax Incentive”).  The Company and each Subsidiary are in compliance in all material respects with the terms and conditions of any such Tax Incentive, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax Incentive.

(k) Transfer Pricing.  The Company and each Subsidiary is in compliance in all material respects with all applicable transfer pricing laws, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practice and methodology.  The prices for any property or services (or for the use of any property) provided by or to the Company or any Subsidiary are arm’s length prices for purposes of the relevant transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code.

(l) Tax Shelters; Listed Transactions.  Neither the Company nor any Subsidiary has consummated or participated in, nor is the Company or any Subsidiary currently participating in, any transaction that was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder.  Neither the Company nor any Subsidiary has ever participated in, nor is currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign Laws.  The Company and each Subsidiary has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign law).

(m) Section 83(b) Matters.  The Company has delivered to Acquiror correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate Internal Revenue Service center with respect to any Company Restricted Stock or other property issued by the Company to any of its employees, non-employee directors, consultants or other service providers.  A valid election under Section 83(b) of the Code was timely made in connection with any issuance of any shares of Company Capital Stock that were eligible for such an election.

(n) Withholding.  Each of the Company and its Subsidiaries:  (i) has complied in all material respects with all applicable Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign Law); (ii) has, within the time and in the manner prescribed by applicable Laws, withheld from employee wages or consulting compensation and timely paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Laws, including federal and state income and employment Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, and relevant non-U.S. income and employment Tax withholding Laws; and (iii) has timely filed all withholding Tax Returns, for all periods.

(o) Change in Accounting Methods; Closing Agreements.  Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing as a result of any:  (i) change in method of accounting made prior to the Closing, including under Section 481 or Section 263A of the Code (or any similar provision of applicable Tax law); (ii) closing agreement as described in Section 7121 (or any similar provision of state, local, or foreign Tax law) executed prior to the Closing; (iii) deferred intercompany gain or excess loss accounts described in Treasury regulations under Section 1502 of the Code (or any similar provision of applicable Tax Law) in existence prior to the Closing; (iv) installment sale or open transaction disposition made prior to the Closing; (v) prepaid amount received prior to the Closing; or (vi) election under Section 108(i) of the Code (or any similar provision of applicable Law) made prior to the Closing.

(p) Accounting. The Company uses the accrual method of accounting for tax purposes.

(q) Section 409A Matters.

(i) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state law equivalent) and the regulations and guidance thereunder (“Section 409A”) has been since January 1, 2005 maintained and operated in compliance with Section 409A and since January 1, 2009, each such nonqualified deferred compensation plan has been in documentary compliance with Section 409A.  No such nonqualified deferred compensation plan that was originally exempt from application of Section 409A has been “materially modified” at any time after October 3, 2004.  No compensation shall be includable in the gross income of any Employee as of any date on or prior to the Effective Time as a result of the operation of Section 409A of the Code with respect to any arrangements or agreements in effect prior to the Effective Time.  To the extent required, the Company and each of its Subsidiaries has properly reported and/or withheld and remitted on amounts deferred under any Company nonqualified deferred compensation plan subject to Section 409A of the Code.  There is no Contract to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Employee of the Company, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Employee for Tax-related payments under Section 409A.

(ii) No Company Option or other stock right (as defined in U.S. Treasury Department regulation 1.409A-1(l)) (i) has an exercise price that has been or may be less than the fair market value of the underlying equity as of the date such option or right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).

3.11 Real Property.  Neither the Company nor any Subsidiary owns any real property or has ever owned any real property, nor is the Company or any Subsidiary party to any Contract to purchase or sell any real property.  Section 3.11 of the Disclosure Schedule sets forth a list of all real property currently leased, subleased or licensed by or from the Company or any Subsidiary or otherwise used or occupied by the Company or any Subsidiary (the “Leased Real Property”).  Section 3.11 of the Disclosure Schedule sets forth a list of all leases, lease guaranties, subleases, or other Contracts for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Property, including the name of the lessor, licensor, sublessor, master lessor and/or lessee the date and term of the lease, license, sublease or other occupancy right, the aggregate annual rental payable thereunder and all amendments, terminations and modifications thereof (the “Lease Agreements”). The execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the rights of the Company or any of its Subsidiaries or alter the rights or obligations of the sublessor, lessor or licensor under, or give to others any rights of termination, amendment, acceleration or cancellation of any Lease Agreement, or otherwise adversely affect the continued use and possession of the Leased Real Property for the conduct of business as presently conducted.  Neither the Company nor any of its Subsidiaries could be required to expend more than $10,000 in causing any Leased Real Property to comply with the surrender conditions set forth in the applicable Lease Agreement. The Company or any Subsidiary currently occupies all of the Leased Real Property for the operation of its business.  There are no other parties occupying, or with a right to occupy, the Leased Real Property.  Neither the Company nor any Subsidiary owes brokerage commissions or finders’ fees with respect to any such Leased Real Property or would owe any such fees if any existing Lease Agreement were renewed pursuant to any renewal options contained in such Lease Agreements or is party to any Contract or subject to any claim that may require the payment of any real estate brokerage commission.  The Company and each of its Subsidiaries has (i) performed all of its obligations under any termination agreements pursuant to which it has terminated any leases, subleases, licenses or other occupancy agreements for real property that are no longer in effect, except where the failure to so comply would not be material to the Company, and (ii) has no continuing liability with respect to such terminated agreements, except for such liabilities as would not be material to the Company.  The Leased Real Property is in good operating condition and repair, is maintained in a manner consistent with standards generally followed with respect to similar properties, and is structurally sufficient and otherwise suitable for the conduct of the Company’s business.  Neither the operation of the Company or any Subsidiary on the Leased Real Property nor, to the Company’s Knowledge, such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement or statute relating to such property or operations thereon.

3.12 Tangible Property.  The Company and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except (a) as reflected in the Current Balance Sheet, (b) Liens for Taxes not yet due and payable, and (c) such imperfections of title and encumbrances, if any, which do not detract from the value or interfere with the present use of the property subject thereto or affected thereby.  The material items of equipment owned or leased by the Company or any Subsidiary (i) are adequate for the conduct of the business of the Company and its Subsidiaries as currently conducted, and (ii) in good operating condition, subject to normal wear and tear.

3.13 Intellectual Property.

(a) Registered IP. Section 3.13(a) of the Disclosure Schedule contains a true, correct and complete list of (i) all Registered IP owned by, filed in the name of, applied for by, or, to the Knowledge of the Company, subject to a valid obligation of assignment to the Company or one of its Subsidiaries, in each case that is not expired, has not been abandoned or has not been assigned to a third party (“Company Registered IP”), indicating for each item the current owner of record, filing date, expiration date, registration or application number and the applicable filing jurisdiction; (ii) all Domain Names registered in the name of the Company or any of its Subsidiaries, indicating for each item the applicable registrar and the registration renewal date (“Company Domain Names”); (iii) any proceedings or actions other than the prosecution of the Company Registered IP in the ordinary course before any court or tribunal (including the PTO or similar authority anywhere in the world) to which the Company or any of its Subsidiaries is a party or in which claims are raised relating to the validity, enforceability, scope, ownership or infringement of any Company Registered IP or Company Domain Names; and (iv) any actions (other than actions that arise from PTO office actions issued after the Closing Date) that must be taken by the Company within one-hundred and eighty (180) days of the Closing Date with respect to the Company Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates. To the Knowledge of the Company, there are no facts or circumstances relating to any Company Registered IP that that would constitute fraud or inequitable conduct or any other act, in each case that would otherwise affect the enforceability thereof.  All necessary registration, maintenance and renewal fees in connection with Company Registered IP that are or will be due for payment on or before the Closing Date have been or will be timely paid and all necessary documents and certificates in connection with Company Registered IP that are or will be due for filing on or before the Closing Date have been or will be timely filed with the relevant Governmental Entity for maintaining the Company Registered IP. The Company has not claimed any status in the application for or registration of any Company Registered IP, including “small business status,” that would not be applicable to Acquiror.  To the maximum extent provided for by, and in accordance with, applicable laws, Company has recorded each assignment of Registered IP to the Company by a third Person that is Company Registered IP with each relevant Governmental Entity.

(b) Transferability of Company IP. All Company IP is, and immediately after the Closing will be (other than with respect to Contracts to which Acquiror or a Subsidiary of the Acquiror (excluding the Company or any Subsidiary of the Company) is a party as of immediately prior to the Closing), fully transferable, alienable and licensable by the Company or any of its Subsidiaries without restriction and without payment of any kind to any third party and without approval of any third party, including any Governmental Entity.

(c) Title to and Enforceability of Company IP. The Company or one of its Subsidiaries is, and immediately after the Closing Date will be (other than with respect to Contracts to which Acquiror or a Subsidiary of the Acquiror (excluding the Company or any Subsidiary of the Company) is a party as of immediately prior to the Closing), the sole and exclusive owner of each item of Company IP and Company Technology, free and clear of any Liens other than any non-exclusive license of Company IP or Company Technology granted in the ordinary course of business. No Company IP or Company Technology is subject to any proceeding or outstanding decree, order, judgment or settlement agreement, stipulation, or Lien, other than any license of Company IP or Company Technology granted in the ordinary course of business, that restricts in any manner the use, transfer or licensing thereof by the Company or any of its Subsidiaries  or may affect the validity, use, or enforceability of such Company IP or Company Technology. All Company IP that is registered is, enforceable and, to the Knowledge of Company, valid, and there are no facts or circumstances that would render any such Company IP unenforceable or, to the Knowledge of Company, invalid.  The Company or one of its Subsidiaries has the sole and exclusive right to bring a claim or suit against a third party for infringement or misappropriation of the Company IP and Company Technology. Except for trade secrets that lost their status as trade secrets upon the release of a new Company Product or upon the issuance of a patent or publication of a patent application, and except for Trademarks that the Company made a reasonable business decision to stop using, neither the Company nor any of its Subsidiaries has (i) transferred full or partial ownership of, or granted any exclusive license with respect to, any Technology or Intellectual Property Rights to any other Person or (ii) permitted the rights of the Company or any of its Subsidiaries in any Intellectual Property Rights that are or at the time were Company IP, and are or at the time were material to the Company or one of its Subsidiaries, to enter into the public domain.

(d) In-Licenses. Section 3.13(d) of the Disclosure Schedule contains a true, correct and complete list of all Contracts pursuant to which a third party has licensed or granted any right to the Company or one of its Subsidiaries in any Intellectual Property Rights other than Intellectual Property Rights licensed to the Company or one of its Subsidiaries pursuant to (i) licenses for Open Source Software; (ii) licenses for Shrink-Wrap Code; (iii) Contracts with current Employees that do not materially differ in substance from the Employee Proprietary Information Agreement or the Consultant Proprietary Information Agreement; (iv) nondisclosure agreements entered into in the ordinary course of business; (v) rights received by the Company or one of its Subsidiaries from a customer in connection with the Company granting a non-exclusive license of the Company Products to such customer in the ordinary course of business; (vi) Contracts between the Company or one of its Subsidiaries and third party data providers, entered into in the ordinary course of business; and (vii) Incidental Inbound Licenses.  The Company or a Subsidiary of the Company owns, or possesses licensed copies of and is properly licensed or otherwise properly authorized to use, all Technology that is used by the Company or any of its Subsidiaries in the conduct of the business of the Company and its Subsidiaries as currently conducted.

(e) Standard Form Agreements; Out-Licenses. Copies of the Company’s and its Subsidiaries’ current standard form(s) of nondisclosure agreement and the Company’s and its Subsidiaries’ current standard form(s), including attachments, of non-exclusive licenses of the Company Products and non-exclusive agreements to provide the Company Products to end-users (collectively, the “Standard Form Agreements”) have been Made Available to

Acquiror. Other than (i) nondisclosure agreements, (ii) non-exclusive licenses of the Company Products and non-exclusive agreements to provide the Company Products, (iii) Contracts between the Company or one of its Subsidiaries and a third party, pursuant to which the third party is authorized to use data for the benefit of one or more customers of the Company or one of its Subsidiaries (in each case of (i), (ii) and (ii), pursuant to any agreement that has been entered into in the ordinary course of business), (iv) Contracts under which the only Company IP or Company Technology granted, licensed or provided by the Company or one of its Subsidiaries is to contractors or vendors, in the ordinary course of business, for the sole benefit of the Company or its Subsidiaries, and (v) Incidental Outbound Licenses, Section 3.13(e) of the Disclosure Schedule contains a true, correct and complete list of all material Contracts, licenses and agreements to which the Company is a party and pursuant to which the Company has granted, licensed or provided any Company IP or Company Technology to third parties, as a service or otherwise.

(f) No IP-Related Disputes. To the Knowledge of the Company, there are no licenses or Contracts between the Company or any of its Subsidiaries and any other Person or entity with respect to the Company Products, Company Technology, Company IP or any third-party Technology or Intellectual Property Rights under which there is any unresolved dispute, including any dispute regarding the scope of such Contract, with respect to any payments to be made or received by the Company or any of its Subsidiaries or otherwise relating to any party’s performance under such license or Contract.

(g) Infringement by the Company. The operation of the business of the Company and its Subsidiaries as previously conducted and as currently conducted by the Company and its Subsidiaries, including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, provision, delivery, sale and licensing out of any Company Product, has not infringed or misappropriated, does not infringe or misappropriate, and will not infringe or misappropriate when conducted by Acquiror or the Surviving Corporation following the Closing, any Intellectual Property Rights of any Person, violate any right of any Person (including rights to publicity), violate the Lanham Act, or constitute unfair competition or trade practices pursuant to the Laws of any jurisdiction (in each case, excluding any violation of the Lanham Act caused by the use, processing, or disclosure of Private Information, any claims of unfair competition or trade practices pursuant to any Privacy Laws, or any claims of unfair competition or trade practices caused by the use, processing, or disclosure of Private Information). Neither the Company nor any of its Subsidiaries has received notice from any Person claiming that any of the foregoing has occurred.  Neither the Company nor any of its Subsidiaries has received any invitation from any Person to obtain a license to any Intellectual Property Rights (excluding any invitation to commercially license a product or service of a Person that does not include an invitation to separately license any patents or other Intellectual Property Rights for a separate fee).  Other than in its commercial agreements entered into in the ordinary course of business, neither the Company nor any of its Subsidiaries has agreed to, or assumed, any obligation or duty to warrant, indemnify or hold any Person harmless, or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation of the Intellectual Property Rights of any Person.

(h) Effect of Transactions and Restrictions on Business. Other than with respect to Contracts to which Acquiror or a Subsidiary of the Acquiror (excluding the Company or any Subsidiary of the Company) is a party as of immediately prior to the Closing, neither the execution of this Agreement or the Related Agreements nor the consummation of the transactions contemplated by this Agreement or the Related Agreements will cause or result in Acquiror, the Company the Surviving Corporation or any of their respective Subsidiaries or affiliates (i) granting to any third party any right to or with respect to any Intellectual Property Rights (other than rights granted by the Company or any of its Subsidiaries prior to the Closing Date to Intellectual Property Rights owned by the Company or any of its Subsidiaries prior to the Closing Date); (ii) being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses (excluding any non-compete or other material restriction that arises from any agreement to which the Company or one of its Subsidiaries is not a party); or (iii) being obligated to pay any royalties or other fees or consideration with respect to Systems, other Technology or Intellectual Property Rights in excess of those payable by the Company and its Subsidiaries in the absence of this Agreement and the transactions contemplated hereby.

(i) No Third Party Infringement. To the Knowledge of the Company, no Person is infringing or misappropriating any Company IP. Neither the Company nor or any of its Subsidiaries has brought any claims, suits, arbitrations or other adversarial proceedings before any Governmental Entity or arbitral tribunal against any Person with respect to any Company IP.

(j) Proprietary Information Agreements. Copies of the Company’s standard form of proprietary information, confidentiality and assignment agreement for employees (the “Employee Proprietary Information Agreement”) and the Company’s standard form of consulting agreement containing proprietary information, confidentiality and assignment provisions (the “Consultant Proprietary Information Agreement”) have been made available to Acquiror. All current Employees of the Company and its Subsidiaries, and all current consultants of the Company and its Subsidiaries who have been involved in any manner in the creation or development of any Company IP or Technology for the Company or any of its Subsidiaries have executed the applicable form of such agreement; and all former Employees of the Company and its Subsidiaries, and all former consultants of the Company and its Subsidiaries who have been involved in any manner in the creation or development of any Company IP or Technology for the Company or any of its Subsidiaries that are currently used by the Company or any of its Subsidiaries or currently incorporated into any Company Product or Technology have executed the applicable form of such agreement. The Company and its Subsidiaries have taken reasonable steps to protect the confidentiality of their Confidential Information and trade secrets and those of any third party that has provided any Confidential Information or trade secrets to the Company or any of its Subsidiaries (other than information disclosed in any published patent application). No Employee has excluded any Intellectual Property Right used in or necessary for use in the business of the Company and its Subsidiaries from any assignment of, or agreement to assign, Intellectual Property Rights to the Company.

(k) No Government Funding. No government funding, facilities, equipment or personnel of a university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of any Company IP, Company Technology or, to the Knowledge of the Company, any other Intellectual Property or Technology used in the development or delivery of Company Products. No Employee who was involved in, or contributed to, the creation or development of any Company IP has performed services for any Governmental Entity, for a university, college or other educational institution, or for a research center during a period of time during which such Employee was also performing services for the Company or any of its Subsidiaries.  No Governmental Entity, university, college, other educational institution or research center has any claim or right in or to the Company IP or Company Technology.

(l) Open Source Software.

(i) Section 3.13(l)(i) of the Disclosure Schedule contains a true, correct and complete list of all Open Source Software that has been distributed by the Company or any Subsidiary.

(ii) The Company and its Subsidiaries have not and are not using, incorporating, modifying, hosting, distributing or otherwise accessing any Open Source Software, in whole or in part, in any manner that  (A) requires the Company or any of its Subsidiaries to disclose or distribute in source code form any Company Technology or any portion of any Company Product, other than the original source code portion of such Open Source Software; (B) requires the Company or any of its Subsidiaries to grant licenses to any Company Technology or any portion of any Company Product for the purpose of making derivative works, other than with respect to the original source code portion of such Open Source Software; (C) requires the Company or any of its Subsidiaries to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Technology or any portion of any Company Product, other than with respect to the original source code portion of such Open Source Software; or (D) imposes any restriction on the consideration to be charged for the marketing, licensing, distribution or otherwise making available of any Company Technology or any portion of any Company Product, other than the original source code portion of such Open Source Software.

(iii) With respect to any Open Source Software that is or has been used by the Company or any of its Subsidiaries, the Company and its Subsidiaries have been and are in compliance with all applicable licenses with respect thereto, complete copies of which licenses have been Made Available to Acquiror.

(iv) The Company and its Subsidiaries have not and are not using, incorporating, hosting or otherwise exploiting any software or materials subject to the Affero General Public License, Open Software License, Common Public Attribution License, European Union Public License, SugarCRM Public License, or any license that requires the licensee to make available the corresponding source code to any user that communicates with the program while run on a server.

(m) Company Source Code. Neither the Company or any of its Subsidiaries nor any Person acting on its or their behalf has disclosed, delivered or licensed to any escrow agent or other Person, or agreed to disclose, deliver or license to any escrow agent or other Person, any Company Source Code except for disclosures to Employees and contractors pursuant to agreements that prohibit use and disclosure except in the performances of services to the Company or one of its Subsidiaries.  No event has occurred, and no circumstance or conditions exists, that (with or without notice or lapse of time or both) will, or could reasonably be expected to, result in the delivery, license or disclosure of any Company Source Code to any third party except for disclosures to Employees and contractors pursuant to agreements that prohibit use and disclosure except in the performances of services to the Company or one of its Subsidiaries.

(n) Bugs and Defects. There are no Critical Problems with any Company Product. For the purposes of the foregoing, “Critical Problem” means a problem, defect, malfunction, nonconformity or error that has been (or should reasonably be) assigned the most critical level of error for the Company’s or any of its Subsidiaries’ internal tracking and reporting systems, in a manner consistent with past practices and reasonable industry standards.  The Company and its Subsidiaries maintain a bug tracking database that contains records of all known bugs, errors and defects, which is maintained by its development or quality control groups, with respect to the Company Products, and such database is current and complete. Section 3.13(n) of the Disclosure Schedule sets forth the name of such database and such database has been Made Available to Acquiror.

(o) Contaminants. All Company Technology and Company Products (and all parts thereof), and the Technology used to deliver all Company Products, are free of any software routines or hardware components that permit unauthorized access to, or the unauthorized disablement or erasure of, Company Products, the Technology used to deliver Company Products, software or data of users. The Company and its Subsidiaries use reasonable measures to prevent the introduction of “viruses” and other software routines or hardware components that may cause the Company Products or any Company Technology to not be used or operated as contemplated into Company Technology and Company Products and the Technology used to deliver Company Products from software licensed from third parties.

(p) No Spyware or Malware. None of the Company Technology or Company Products performs the following functions without the knowledge and consent of the owner or user of a computer system: (i) interferes with the owner’s or an authorized user’s control of the computer system; (ii) changes or interferes with settings, preferences or commands already installed or stored on the computer system without the knowledge of the owner or an authorized user of the computer system; (iii) changes or interferes with data that is stored, accessed or accessible on any computer system in a manner that obstructs, interrupts or interferes with lawful access to or use of that data by the owner or an authorized user of the computer system; or (iv) installs a computer program that may be activated by a third party without the knowledge of the owner or an authorized user of the computer system.

(q) Systems. The computer, information technology and data processing systems, facilities and services used by the Company and its Subsidiaries, including all software, hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company (collectively, “Systems”), are reasonably sufficient for the existing needs of the Company and its Subsidiaries, including as to capacity and ability to process current and anticipated peak volumes in a timely manner, and are in good working condition to effectively perform all operations necessary for the operation of the Company and its Subsidiaries and the provision of the Company Products.

(r) Social Media Terms. The Company and its Subsidiaries are currently compliant with, and since April 1, 2011 have always complied with, all terms of use and other Contracts, including all policies and guidelines incorporated therein, applicable to their use of any Social Media Platforms (“Social Media Terms”). No provider of any Social Media Platform has since April 1, 2011 delivered notice to the Company or any of its Subsidiaries that it or the operation of their respective businesses were in violation of any Social Media Terms. No provider of any Social Media Platform has since April 1, 2011 prevented, or threatened to prevent, the Company or any of its Subsidiaries from (i) offering any products or services on any Social Media Platform or (ii) otherwise maintaining any presence on any Social Media Platform.  No action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or notice in writing has been made, given, filed or commenced (or, to the Knowledge of the Company, threatened) to or against the Company or any of its Subsidiaries alleging any fact that, if true, would cause any of the representations and warranties in this Section 3.13(r) to be inaccurate.

3.14 Privacy.

(a) Privacy and Customer Data. Section 3.14(a) of the Disclosure Schedule describes each category of Private Information, collected by or for the Company or any of its Subsidiaries through the Company Sites and the Company Products. The Company and its Subsidiaries do not collect, use, process, store, or disclose Behavioral Data.  Except as provided in Section 3.14(a) of the Disclosure Schedule, the Company and its Subsidiaries do not knowingly collect, store, on-board, process, or disclose Private Information in connection with the Company Products related to individuals located outside the United States or individuals under the age of 13.  The Company, its Subsidiaries, the Company Sites, and the Company Products comply, and have complied, with all Privacy Laws that are applicable to the Company or any of its Subsidiaries and contractual obligations of the Company or any of its Subsidiaries, in each case, relating to (i) the privacy of users of the Company Sites and Company Products; and (ii) the collection, use, storage, retention, disclosure, transfer, disposal or any other processing of any Private Information accessed, collected or used by or on behalf of the Company or any of its Subsidiaries. The execution, delivery and performance of this Agreement, including any data transfers, if any, is compliant with all Privacy Laws that are applicable to the Company or any of its Subsidiaries. The Company and its Subsidiaries have privacy policies (“Privacy Policies”) regarding the collection, use and disclosure of information in connection with the operation of the Company’s and Subsidiaries’ business, including the collection, use, processing, and disclosure of Private Information.  Copies of all Privacy Policies that have been publicly posted in the last three years by the Company and its

Subsidiaries that apply to the Company Sites, Company Products, and Private Information have been made available to Acquiror. No disclosures made or contained in any Privacy Policy or in any materials distributed or marketed by the Company or any of its Subsidiaries have been inaccurate, misleading or deceptive, in each case in violation of any Privacy Laws applicable to the Company or its Subsidiaries. The Company and its Subsidiaries follow practices to be in compliance with Privacy Laws applicable to the Company and its Subsidiaries.   There is no complaint to, or any audit, proceeding, investigation (formal or informal) or claim, in each case, currently pending against, the Company or any of its Subsidiaries or any of their customers (in the case of customers, to the extent relating to the Company Sites, the Company Products or the practices of the Company and its Subsidiaries) by any private party, the Federal Trade Commission, any state attorney general or any other Governmental Entity, international or domestic, with respect to the Company or any of its Subsidiaries collection, use, retention, disclosure, transfer, storage or disposal of Private Information or the violation of any Person’s privacy, data protection, or data security rights.  There has been no court order or government or third-party settlement affecting the Company’s or any of its Subsidiaries’ use or disclosure of any Private Information.  To the Knowledge of the Company, there are no facts or circumstances that could constitute a reasonable basis for such an Action relating to privacy or data protection.

(b) Protection of Private Information and Customer Data. The Company and its Subsidiaries have at all times had reasonable security measures in place to protect Private Information against loss and against unauthorized access, use, modification, disclosure or other misuse, including a written information security program that includes reasonable controls.   To the Knowledge of the Company, no unauthorized access to, acquisition of, or other misuse of Private Information held by the Company or any of its Subsidiaries has occurred.  The Company obtained written agreements from all subcontractors, if any, to which it has provided access to unencrypted Private Information that pertains to the Company’s or any of its Subsidiaries’ customers that the Company or any of its Subsidiaries is under an obligation to keep confidential.  Such agreements bind the subcontractor to at least the same restrictions and conditions that apply to the Company or any of its Subsidiaries with respect to such Private Information, and in any event such subcontractors are required to use reasonable means for protecting such Private Information.

(c) Security Measures. The Company and its Subsidiaries have reasonable disaster recovery and security plans, procedures and facilities for its business and have taken reasonable steps to safeguard the availability, security and integrity of the Systems, and the data and information stored thereon (including from infection by Contaminants and from unauthorized access). To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the Systems.

3.15 Material Contracts.

(a) Section 3.15(a) of the Disclosure Schedule identifies, in each subpart that corresponds to the subsection listed below, any Contract, (x) to which the Company or any Subsidiary is a party or (y) by which the Company or any Subsidiary or any of their assets is or may become bound or under which the Company or any Subsidiary has, or may become subject to, any obligation (the “Material Contracts”):

(i) that is with a Top Customer or Top Supplier;

(ii) pursuant to which the Company or any Subsidiary has been appointed a partner, reseller or distributor;

(iii) pursuant to which the Company or any Subsidiary has appointed another party as a partner, reseller, or distributor;

(iv) pursuant to which the Company or any Subsidiary is bound to or has committed to provide any Company Product to any third party on a most favored nation basis or similar terms;

(v) pursuant to which the Company or any Subsidiary has committed to provide or license any Company Product to any third party on an exclusive basis or to acquire or license any product or service on an exclusive basis from a third party;

(vi) imposing any restriction on the right or ability of the Company or any Subsidiary (or that would purport to limit the freedom of Acquiror or any of its Affiliates): (A) to engage in any business practices, (B) to compete with any other Person or to engage in any line of business, market or geographic area, or to sell, license, manufacture or otherwise distribute any of its technology or products, or from providing services, to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market; (C) to solicit the employment of, or hire, any potential employees, consultants or independent contractors; (D) to acquire any product, property or other asset (tangible or intangible), or any services, from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; or (E) to develop or distribute any software or technology;

(vii) set forth or required to be set forth in Sections 3.13(d) or 3.13(e) of the Disclosure Schedule;

(viii) providing for the development of any Intellectual Property, independently or jointly, by or for the Company or any Subsidiary, other than any contracts with Employees in the form of the Employee Proprietary Information Agreement or the Consultant Proprietary Information Agreement;

(ix) relating to (A) any facility where the computer equipment used to operate or provide Company Products is located or (B) the lease, license or rental of any such equipment (or the provision of related services) to the Company or any of its Subsidiaries;

(x) any Contract for the purchase, lease, license or rental of equipment in excess of $100,000 on a one-time or annual basis;

(xi) that is a collectively bargained agreement, side letter or similar Contract, including any Contract with any union, works council or similar labor entity;

(xii) that is an Employee Agreement, other than any at-will employment or services agreement providing no requirement for a termination notice period, severance or other post-termination benefits (other than benefits continuation coverage required by law);

(xiii) that grants any change of control, retention, severance or termination pay or benefits (in cash, equity or otherwise) to any Employee;

(xiv) that is a consulting or sales Contract involving future payments in excess of $100,000 individually or $250,000 in the aggregate;

(xv) that is a Lease Agreement;

(xvi) relating to capital expenditures and involving future payments in excess of $25,000 individually or $50,000 in the aggregate;

(xvii) relating to the settlement of any Action;

(xviii) relating to (A) the disposition or acquisition of material assets or any interest in any Person or business enterprise or (B) the acquisition of any securities of any other Person or the issuance or transfer of any securities of the Company or any of its Subsidiaries other than for equity financing or compensation purposes;

(xix) relating to any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness or extension of credit or the creation of any Lien with respect to any asset of the Company or any Subsidiary;

(xx) involving or incorporating any guaranty, pledge, performance or completion bond, indemnity or surety arrangement;

(xxi) creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(xxii) relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Interested Party;

(xxiii) constituting or relating to any (A) prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Entity or any prime contractor or higher-tier subcontractor, or under which any Governmental Entity or any such prime contractor or subcontractor otherwise has or may acquire any right or interest, or (B) quotation, bid or proposal submitted to any Governmental Entity or any proposed prime contractor or higher-tier subcontractor of any Governmental Entity;

(xxiv) that is a hedging, futures, options or other derivative Contract;

(xxv) that is with any investment banker or broker retained by the Company or any of its Subsidiaries in connection with this Agreement and the transactions contemplated hereby;

(xxvi) that is a confidentiality, secrecy or non-disclosure Contract, other than any such Contract on the applicable form of the Company’s or a Subsidiary’s Standard Form IP Contract;

(xxvii) that may not be terminated by the Company or any Subsidiary (without penalty) within sixty (60) days after the delivery of a termination notice by the Company or any Subsidiary, to the extent such Contract contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $150,000 in the aggregate and is not an Employee Agreement; and

(xxviii) that contemplates or involves the payment or delivery of cash or other consideration in an amount or having a value in excess of $150,000 in the aggregate, other than Employee Agreements.

(b) The Company has Made Available true, correct and complete copies of all written Material Contracts, including all amendments thereto.  Section 3.15(b) of the Disclosure Schedule provides an accurate description of the terms of each Material Contract that is not in written form.  Each Material Contract is valid and in full force and effect and is enforceable by the Company in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and rules of law governing specific performance, injunctive relief and other equitable remedies.  Neither the Company nor any Subsidiary has violated or breached, or committed any default under, any Material Contract, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any such Contract.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to:  (i) result in a violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; (iii) give any Person the right to accelerate the maturity or performance of any Material Contract; or (iv) give any Person the right to cancel, terminate or modify any Material Contract.  Neither the Company nor any Subsidiary has received any notice or other communication regarding any violation or breach of, or default under, any Material Contract.  Neither the Company nor any Subsidiary has waived any of its material rights under any Material Contract.  No Material Contract is scheduled to expire within the twelve-month period immediately following the date of this Agreement, and as of the date of this Agreement, there are no notices, elections or other acts or omissions that the Company or any Subsidiary must give or otherwise undertake within the twelve-month period following the date of this Agreement in order to maintain all such Contracts in full force and effect (or to prevent the lapse, loss, expiration, or waiver of any of the Company’s or Subsidiary’s rights under any such Contract) during such six-month period. No Person has threatened to terminate or refuse to perform its obligations under any Material Contract (regardless of whether such Person has the right to do so under such Contract).

(c) Section 3.15(c) of the Disclosure Schedule identifies and provides a brief description of each currently proposed Contract that would constitute a Material Contract hereunder if in effect on the date of this Agreement and as to which any bid, offer, award, written proposal, term sheet or similar document has been submitted or received by the Company or any Subsidiary.

3.16 Employee Benefit Plans.

(a) Company Employee Plans.

(i) Section 3.16(a)(i) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan and each Employee Agreement.  Neither Company nor any ERISA Affiliate has made any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement (except to the extent to conform any such Company Employee Plan or Employee Agreement to the requirements of any applicable law, or as required by this Agreement), or to enter into any Company Employee Plan or Employee Agreement.

(ii) Section 3.16(a)(ii) of the Disclosure Schedule sets forth a table setting forth the name, hiring date, title supervisor, annual salary or base wages, commissions, bonus (target, maximum and any amounts paid for the current year) and accrued but unpaid vacation balances of each current employee of the Company and each of its Subsidiaries as of the date of this Agreement, including with respect to any Employees on a leave of absence, the date the leave commenced, the reason for the leave and the expected date of return to work of such Employee.  To the Knowledge of the Company, no employee listed on Section 3.16(a)(ii) of the Disclosure Schedule intends to terminate his or her employment for any reason, other than in accordance with any employment arrangements as may be provided for in this Agreement.

(iii) Section 3.16(a)(iii) of the Disclosure Schedule contains an accurate and complete list of all natural Persons that have a consulting or advisory relationship with the Company or any Subsidiary.

(b) Documents.  The Company and each of its ERISA Affiliates has Made Available (i) correct and complete copies of all documents embodying each Company Employee Plan and each Employee Agreement including, without limitation, all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500 and all schedules, audit reports or financial statements related thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (iii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all material written agreements and contracts relating to each Company Employee Plan, including all administrative service agreements and group insurance contracts, (vi) all material communications material to any Employee or Employees during the last three (3) years relating to any Company Employee Plan and any proposed Company Employee Plan, in each case, relating to any amendments, terminations, establishments, increases or decreases in compensation, benefits, acceleration of payments or vesting schedules or other events which would result in a material liability to the Company or any Subsidiary that is not reflected in the Financials, (vii) all material correspondence to or from any governmental agency during the last three (3) years relating to any Company Employee Plan, (viii) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (ix) all nondiscrimination test reports and summaries for each Company Employee Plan for the three most recent plan years, (x) if applicable, all registration statements, annual reports  and prospectuses prepared in connection with each Company Employee Plan, if applicable, and (xi) the most recent IRS determination, opinion and/or advisory letter issued and all applications and correspondence with the IRS and DOL with respect to such application or letter with respect to each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code. The Company shall use its commercial best efforts to make available to Acquiror the Company Employee Plan documents set forth on Section 3.16(b) of the Disclosure Schedule no later than ten (10) Business Days prior to Closing.

(c) Employee Plan Compliance.  The Company and each of its ERISA Affiliates has, in all material respects, performed all material obligations required to be performed by them under, is not in material default or material violation of, and the Company and each of its Subsidiaries has no Knowledge of any material default or material violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance with all applicable laws, statutes, orders, rules and regulations, including ERISA or the Code.  Any Company Employee Plan intended to be qualified under Section 401(a) of the Code (i) is the subject of an unrevoked favorable determination letter from the IRS with respect to such Company Employee Plan’s qualified status under the Code, which determination letter covers all Tax Law changes for which such a determination letter may be sought, (ii) has a timely filed request for such a letter pending with the IRS or has remaining a period of time under the Code or applicable Treasury Regulations or IRS pronouncements in which to request, and make any amendments necessary to obtain, such a letter from the IRS, or (iii) is a prototype or volume submitter plan entitled, under applicable IRS guidance, to rely on the favorable opinion or advisory letter issued by the IRS to the sponsor of such prototype or volume submitter plan.  For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status.  None of the Company, any Subsidiary or, to the Knowledge of the Company, any other Person has engaged in a “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, that is not otherwise exempt under Section 408 of ERISA and that would result in a material liability to the Company or any Subsidiary, with respect to any Company Employee Plan.  There are no actions, suits or claims pending or, to the Knowledge of the Company, threatened or reasonably anticipated (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan.  Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Acquiror, the Company or any ERISA Affiliate (other than ordinary administration and termination expenses and benefits that were earned, vested or accrued under such Company Employee Plan as of the date of such amendment, termination or discontinuance).  There are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan.  Neither the Company nor any ERISA Affiliate is subject to any material penalty or material Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code.  Except as would not result in a material liability to the Company or any Subsidiary, the Company and each of its ERISA Affiliates have timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.  There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company or any or Subsidiary at the Effective Time.

(d) No Pension or Funded Welfare Plan, MEWA and Certain Other Company Employee Plans.  Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, contributed to, or agreed to contribute to, or otherwise be part of (i) any Pension Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code; (ii) any “funded welfare plan” within the meaning of Section 419 of the Code; (iii) any multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA); (iv) any multiemployer plan (as defined in Sections 3(37) and 4001(a)(3) of ERISA); (v) any multiple employer plan or plan described in Section 413(c) of the Code; or (vi) any self-funded “group health plan,” as defined in Section 5000(b)(1) of the Code, including any such plan pursuant to which a stop-loss policy or contract applies, but excluding any (1) Code Section 125, 127 or 129 plan or (2) any health care flexible spending account plan or arrangement; or (vii) any “split dollar” life insurance.

(e) International Employee Plan.  Each International Employee Plan has been established, maintained and administered in all material respects in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by applicable Law, no condition exists that would prevent the Company (or an ERISA Affiliate, as applicable), the Surviving Corporation (or its relevant subsidiary) or Acquiror from terminating or amending any International Employee Plan in accordance with its terms without liability to the Company or its ERISA Affiliates (other than ordinary administration and termination expenses and benefits earned, vested or accrued under such International Employee Plan as of the date of such termination or amendment).  To the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Entities so as to enable:  (i) the Company and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any reasonable ground on which such approval may cease to apply.

(f) No Post-Employment Obligations.  No Company Employee Plan or Employee Agreement provides, or reflects or represents any liability to provide, post-termination or retiree or post-employment life insurance, health or other employee welfare benefits to any person for any reason, except (i) as may be required by applicable Law, including, without limitation, COBRA, (ii) benefits through the end of the month of termination of employment, (iii)

death benefits attributable to deaths occurring at or prior to termination of employment, (iv) disability benefits attributable to disabilities occurring at or prior to termination of employment and (v) conversion rights, and neither the Company nor any ERISA Affiliate has ever represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with post-termination or retiree or post-employment life insurance, health or other employee welfare benefits, except (i) to the extent required by applicable Law, including, without limitation, COBRA, (ii) benefits through the end of the month of termination of employment, (iii) death benefits attributable to deaths occurring at or prior to termination of employment, (iv) disability benefits attributable to disabilities occurring at or prior to termination of employment and (v) conversion rights.

(g) Effect of Transaction.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (alone or in connection with additional or subsequent events) or any termination of employment or service in connection therewith will (i) result in any payment (including severance, golden parachute, bonus or otherwise), becoming due to any Employee except as provided by this Agreement, (ii) result in any forgiveness of indebtedness, (iii)  increase any benefits otherwise payable by the Company or any Subsidiary or (iv) result in the acceleration of the time of payment or vesting of any such benefits except as required under Section 411(d)(3) of the Code.

(h) Health Care Compliance.  The Company and each ERISA Affiliate has complied in all material respects with COBRA, CFRA, FMLA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Trade Act of 2002, the Newborns’ and Mothers’ Health Protection Act of 1996, Medicare Part D, the TAA Health Coverage Improvement Act of 2009, The American Recovery and Reinvestment Act of 2009, the Public Health Services Act, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, each as amended, and any similar provisions of state law, as applicable to its Employees.

3.17 Employment Matters.

(a) Compliance with Employment Laws.  The Company and each of its Subsidiaries is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case, with respect to Employees: (i) has withheld and reported in all material respects all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees, (ii) is not liable for any material arrears of wages, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no actions, suits, claims or administrative matters pending, threatened or reasonably anticipated against the Company, any ERISA Affiliate, or any of their Employees relating to any Employee, Employee Agreement or Company Employee Plan.  There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims (other than routine claims for benefits and appeals of such claims) or actions against Company, any ERISA Affiliate, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy. Neither the Company nor any ERISA Affiliate is party to a conciliation agreement, consent decree or other agreement or order with any Governmental Entity with respect to employment practices.  The services provided by each of the Company’s and their ERISA Affiliates’ Employees are terminable at the will of the Company and its ERISA Affiliates and any such termination would result in no liability to the Company or any ERISA Affiliate (other than ordinary administration expenses or with respect to benefits that were previously earned, vested or accrued under Company Employee Plans prior to such termination).  Section 3.17(a) of the Disclosure Schedule lists all liabilities of the Company to any Employee, that result from the termination by the Company, Acquiror or any Subsidiary of such Employee’s employment or provision of services, other than those disclosed in Section 3.16(g).  Neither the Company nor any ERISA Affiliate has direct or indirect liability with respect to any misclassification of (a) any person as an independent contractor rather than as an employee, (b) any employee leased from another employer or (c) any employee currently or formerly classified as exempt from overtime wages.

(b) Labor.  No strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage or labor strike against the Company or any Subsidiary is pending, or to the Knowledge of the Company, threatened, or reasonably anticipated.  The Company has no Knowledge of any activities or proceedings of any labor union to organize any Employees.  There are no Actions, labor disputes or grievances pending or threatened or reasonably anticipated relating to any labor matters involving any Employee, including charges of unfair labor practices.  Neither the Company nor any Subsidiary has engaged in any unfair labor practices within the meaning of the National Labor Relations Act or similar Law.  Neither the Company nor any Subsidiary is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement, works council, union or similar Contract with respect to Employees and no such agreement is being negotiated by the Company or any Subsidiary. Neither the Company nor any Subsidiary has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the WARN Act or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any liability or obligation under WARN or any similar state or local law that remains unsatisfied.  No terminations prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(c) No Interference or Conflict.  To the Knowledge of the Company, no stockholder, director, officer, Employee or consultant of the Company or any Subsidiary is obligated under any Contract, subject to any judgment, decree, or order of any court or administrative agency that would interfere with such person’s efforts to promote the interests of the Company or any Subsidiary or that would interfere with the Company’s business.  Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business as presently conducted or proposed to be conducted nor any activity of such officers, directors, Employees or consultants in connection with the carrying on of the Company’s business or any Subsidiary’s businesses as presently conducted or currently proposed to be conducted will, to the Knowledge of the Company, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any Contract under which any of such officers, directors, Employees, or consultants is now bound.

3.18 Governmental Authorizations.  Each consent, license, permit, grant or other authorization (a) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of their respective properties, or (b) which is required for the operation of the Company’s or any Subsidiary’s business as currently conducted or the holding of any such interest (collectively, “Company Authorizations”) has been issued or granted to the Company or any Subsidiary, as the case may be.  The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company and its Subsidiaries to operate or conduct their respective businesses or hold any interest in their respective properties.  The Company has been and is in compliance with the terms and conditions of the Company Authorizations.

3.19 Litigation.  There is no Action of any nature pending, or to the Knowledge of the Company, threatened, against the Company, any Subsidiary, their respective properties and assets (tangible or intangible) or any of their respective officers or directors (in their capacities as such), nor is there any reasonable basis therefor.  No Governmental Entity has at any time challenged or, to the Knowledge of the Company, questioned the legal right of the Company or any Subsidiary to conduct their respective operations as presently or previously conducted.  There is no Action of any nature pending or, to the Knowledge of the Company, threatened, against any Person who has a contractual right or a right pursuant to Delaware Law to indemnification from the Company related to facts and circumstances existing prior to the Effective Time, nor is there any reasonable basis therefor.

3.20 Insurance.  Section 3.20 of the Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company or any ERISA Affiliate, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies.  There is no claim by the Company or any ERISA Affiliate pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed or that the Company or any ERISA Affiliate has a reason to believe will be denied or disputed by the underwriters of such policies or bonds.  In addition, there is no pending claim of which its total value (inclusive of defense expenses) would reasonably be expected to exceed the policy limits.  All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Company and its ERISA Affiliates are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage).  Such policies and bonds are in full force and effect.  The Company does not have any Knowledge or reasonable belief of threatened termination of, or premium increase with respect to, any of such policies.  None of the Company nor any Affiliate of either has ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

3.21 Compliance with Laws.

(a) General.  The Company and each Subsidiary has materially complied with, and is not in violation of, any Law.  Neither the Company nor any Subsidiary has received any notices of suspected, potential or actual violation with respect to, any Law.

(b) Export Control Laws. The Company and each Subsidiary has at all times conducted its export and re-export transactions in accordance all other applicable import/export controls in countries in which the Company conducts business.  Without limiting the foregoing, (i) the Company and each of its Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, Orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (“Export Approvals”); (ii) the Company and each of its Subsidiaries is in compliance with the terms of all applicable Export Approvals; (iii) there are no pending or, to the Company’s Knowledge, threatened claims against the Company or any Subsidiary with respect to such Export Approvals or export or re-export transactions; (iv) no Export Approvals for the transfer of export licenses to Acquiror or the Surviving Corporation are required, or if required, such Export Approvals can be obtained expeditiously without material cost; and (v) Section 3.21(b) of the Disclosure Schedule sets forth the true, correct and complete export control classifications applicable to the Company’s products, services, software and technologies.

(c) FCPA. Neither the Company nor any Subsidiary (including any of their officers, directors, agents, distributors, employees or other Person associated with or acting on their behalf) has, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to the Company or to the

Knowledge of the Company, any Subsidiary in any jurisdictions other than the United States (in each case, as in effect at the time of such action) (collectively the “FCPA”), used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to foreign or domestic government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly.  The Company has established sufficient internal controls and procedures to ensure compliance with the FCPA and has Made Available all of such documentation.

(d) Environmental Laws. The Company and its Subsidiaries (i) have complied with all environmental Laws; (ii) have all environmental permits required for the operation of the Company’s or any Subsidiary’s business and all such environmental permits are in full force and effect; (iii) have not received any notice or other communication relating to any alleged claim, violation of, or liability under any environmental Law; (iv) have not disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, distributed, sold or otherwise placed on the market Hazardous Materials or any product containing Hazardous Materials, arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials so as to give rise to any liability or corrective or remedial obligation under any environmental Laws; (v) have not entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of environmental Laws or the Hazardous Materials related activities of the business; and (vi) have delivered to Acquiror all environmental permits, and all environmental reports, assessments, audits, and records in the Company’s or its Subsidiaries’ possession or control. Except in compliance with environmental Law and in a manner that would not reasonably be expected to result in liability to the Company or any Subsidiary, no Hazardous Materials are present in, on, or under any property, including the land and improvements, groundwater and surface water thereon, that has been owned, leased or used at any time by the Company or any of its Subsidiaries.

3.22 Top Customers and Suppliers.

(a) Section 3.22(a) of the Disclosure Schedule contains an accurate list of the top twenty (20) currently active customers, whether direct or wholesale, distributors, or licensees  of Company Products by revenues generated in connection with such customers for the calendar year ending December 31, 2013 (each such customer, a “Top Customer”).  Neither the Company nor its Subsidiaries have received written notice, nor does the Company have any Knowledge, that any Top Customer (i) intends to cancel, or otherwise materially and adversely modify its relationship with the Company or any Subsidiary (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise, or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to purchase goods or services from the Company or any Subsidiary consistent with past custom and practice.

(b) Section 3.22(b) of the Disclosure Schedule contains an accurate list of the top twenty (20) currently active suppliers of the Company and its Subsidiaries, whether of products, services, Intellectual Property or otherwise, by dollar volume of sales and purchases, respectively, for the calendar year ending December 31, 2013 (each such supplier, a “Top Supplier”).  Neither the Company nor its Subsidiaries have received written notice, nor does the Company have Knowledge, that any Top Supplier (i)  intends to cancel, or otherwise materially and adversely modify its relationship with the Company or any Subsidiary (whether related to payment, price or otherwise) on account of the transactions contemplated by this Agreement or otherwise, or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to supply goods or services to the Company or any Subsidiary consistent with past custom and practice.

3.23 Interested Party Transactions.  No officer, director or, to the Knowledge of the Company, any other stockholder of the Company or any Subsidiary (nor any immediate family member of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an interest) (each, an “Interested Party”), has, directly or indirectly, (i) any interest in any Person which furnished or sold, or furnishes or sells, services, products, technology or Intellectual Property Rights that the Company or any Subsidiary furnishes or sells, or proposes to furnish or sell, or (ii) any interest in any Person that purchases from or sells or furnishes to the Company or any Subsidiary, any goods or services, or (iii) any interest in, or is a party to, any Contract to which the Company or any Subsidiary is a party; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any Person” for purposes of this Section 3.23.  To the Company’s Knowledge, there are no Contracts with regard to contribution or indemnification between or among any of the Stockholders.  All transactions pursuant to which any Interested Party has purchased any services, products, technology or Intellectual Property Rights from, or sold or furnished any services, products, technology or Intellectual Property Rights to, the Company or any Subsidiary have been on an arms-length basis on terms no less favorable to the Company or any Subsidiary than would be available from an unaffiliated party.

3.24 Books and Records.  The minute books of the Company and each of its Subsidiaries have been Made Available and are complete and up-to-date and have been maintained in accordance with sound and prudent business practice.  The minutes of the Company and each of its Subsidiaries contain true, correct and complete records of all actions taken, and summaries of all meetings held, by the respective stockholders and the Board of Directors of the Company and each of its Subsidiaries (and any committees thereof) since the time of incorporation of the Company and each of its Subsidiaries, as the case may be.  The Company and each of its Subsidiaries has made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, tax records and related work papers and other books and records (collectively, the “Books and Records”) that are true, correct and complete in all material respects and accurately and fairly reflect, in all material respects, the business activities of the Company and each of its Subsidiaries.  The Company and each of its Subsidiaries has not engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records.  At the Closing, the minute books and other Books and Records will be in the possession of the Company and its Subsidiaries.

3.25 Third Party Expenses.  Neither the Company nor any Subsidiary has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with the Agreement or any transaction contemplated hereby, nor will Acquiror or the Surviving Corporation incur, directly or indirectly, any such liability based on arrangements made by or on behalf of the Company.  Section 3.25 of the Disclosure Schedule sets forth the principal terms and conditions of any agreement, written or oral, with respect to such fees.  Section 3.25 of the Disclosure Schedule sets forth the Company’s current best estimate of all Third Party Expenses expected to be incurred by the Company or any Subsidiary in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby.

3.26 Banking Relationships.  Section 3.26 of the Disclosure Schedule sets forth a complete and accurate list of the name and location of each bank, brokerage or investment firm, savings and loan or similar financial institution in which the Company or any of its Subsidiaries has an account, safe deposit box, the account numbers and the names of all Persons authorized to draw on or who have access to such accounts, safe deposit boxes or other arrangements.  There are no outstanding powers of attorney executed by or on behalf of the Company or any of its Subsidiaries.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND SUB

Each of Acquiror and Merger Sub hereby represents and warrants to the Company as follows:

4.1 Organization and Standing.  Each of Acquiror and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is not being conducted.  Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities other than as contemplated by this Agreement.

4.2 Authority and Enforceability.

(a) Each of Acquiror and Merger Sub has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Merger and the other transactions contemplated hereby and thereby.  The execution and delivery by each of Acquiror and Merger Sub of this Agreement and any Related Agreements to which it is a party and the consummation of the Merger and the other transactions contemplated hereby and thereby have been duly authorized by all necessary corporate and other action on the part of Acquiror and Merger Sub.

(b) This Agreement and any Related Agreements to which Acquiror and Merger Sub are parties have been duly executed and delivered by Acquiror and Merger Sub and constitute the valid and binding obligations of Acquiror and Merger Sub, enforceable against each of Acquiror and Merger Sub in accordance with their terms, subject to (a) Laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general, and (b) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity.

4.3 Governmental Approvals.  No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Acquiror or Merger Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Acquiror or Merger Sub is a party or the consummation of the Merger and the other transactions contemplated hereby and thereby, except for (a) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws and state “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the pre-merger notification requirements under the HSR Act, and applicable foreign antitrust or competition laws and (d) such other consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not materially impair Acquiror’s ability to consummate the Merger.

4.4 Merger Consideration.  Acquiror has access to sufficient capital resources (including amounts available for draw-down under Acquiror’s credit facility with JPMorgan Chase Bank, N.A.) to pay the Merger Consideration.

ARTICLE V
CONDUCT OF COMPANY BUSINESS

5.1 Conduct of Company Business.   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except to the extent that Acquiror shall otherwise consent in writing, the Company shall conduct the business of Company and its Subsidiaries in the usual, regular and ordinary course and in substantially the same manner as heretofore conducted, pay all Taxes of the Company and its Subsidiaries when due (subject to Acquiror’s review and consent to the filing of Tax Returns, as set forth in Section 5.2(m)), pay or perform all other obligations of the Company and its Subsidiaries when due (including the timely withholding, collecting, remitting and payment of all Taxes required under Law), and, to the extent consistent with such business, preserve intact the present business organizations of the Company and its Subsidiaries, keep available the services of the present officers and Employees of the Company and its Subsidiaries, preserve the assets (including intangible assets) and properties of the Company and its Subsidiaries and preserve the relationships of the Company and its Subsidiaries with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, all with the goal of preserving unimpaired the goodwill and ongoing businesses of the Company and its Subsidiaries at the Effective Time.

5.2 Restrictions on Company

 Activities.   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as (i) expressly contemplated by this Agreement, (ii) as required by applicable Law, or (iii) as expressly set forth in Section 5.2 of the Disclosure Schedule, the Company shall not (and shall ensure that no Subsidiary shall), without the prior written consent of Acquiror:

(a) cause or permit any modifications, amendments or changes to the Charter Documents or the organizational documents of any Subsidiary;

(b) declare, set aside, or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Capital Stock or the capital stock of any Subsidiary, or split, combine or reclassify any Company Capital Stock or the capital stock of any Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Capital Stock or the capital stock of any Subsidiary, or directly or indirectly repurchase, redeem or otherwise acquire any shares of Company Capital Stock or the capital stock of any Subsidiary (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Common Stock or the capital stock of any Subsidiary) except in accordance with the agreements evidencing Company Options or Company Restricted Stock awards outstanding as of the date hereof and listed on Section 3.16(a)(i) of the Disclosure Schedule;

(c) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Capital Stock or equity-based awards (whether payable in cash, stock or otherwise) or the capital stock of any Subsidiary or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating any of them to issue or purchase any such shares or other convertible securities (including any Company Option Commitments), except for: (1) the issuance of Company Capital Stock pursuant to the exercise of Company Options outstanding as of the date of this Agreement and listed on Section 3.5(d) of the Disclosure Schedule, (2) the vesting of any shares of Company Restricted Stock outstanding as of the date of this Agreement and listed on Section 3.5(c) of the Disclosure Schedule and (3) equity award issuances specifically agreed to under the Pre-Closing Hiring Plan;

(d) form, or enter into any commitment to form, a subsidiary, or acquire, or enter into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof;

(e) make or agree to make any capital expenditure or commitment exceeding $100,000 individually or $250,000 in the aggregate;

(f) acquire or agree to acquire or dispose or agree to dispose of any assets of the Company or any Subsidiary or any business enterprise or division thereof outside the ordinary course of the business of the Company or its Subsidiary, as the case may be, and consistent with past practice;

(g) (i) sell, exclusively license or assign to any Person or enter into any Contract to sell, exclusively license or assign to any Person any rights to any Company IP; (ii) buy or license any Intellectual Property or Intellectual Property Right of any third party (other than licenses of Open Source Software not required to be set forth in Section 3.13(l)(i) of the Disclosure Schedule and pursuant to agreements with Employees or other contributors in the form of the applicable Standard Form IP Contract); (iii) license any Company Products or Company IP to third parties other than in non-exclusive agreements to provide the Company Products to customers in the form of the applicable Standard Form IP Contract entered into in the ordinary course of business consistent with past practice; (iv) enter into any distributor, reseller, sales representative, marketing, or similar agreement; (v) amend, modify, or extend any agreement for the license, sale, or other distribution of Company Products or Company IP (other than amendments, extensions, or modifications to non-exclusive agreements to provide the Company Products to customers, which amendments, extensions, or modifications are entered into in the ordinary course of business consistent with past practice and which do not change pricing under such agreements); (vi) enter into any Contract with respect to the development of any Intellectual Property or Intellectual Property Right on behalf of the Company or any Subsidiary with a third party (other than agreements with employees, contractors or other contributors in the form of the applicable Standard Form IP Contract); (vii) change pricing or royalties charged by the Company or any Subsidiary to, or the compensation or other amounts payable to, the Company’s or any of its Subsidiaries’ distributors, resellers, sales representatives, customers or licensees, or the pricing or royalties set or charged by Persons who have licensed Intellectual Property or Intellectual Property Rights to the Company or any of its Subsidiaries; or (viii) amend the license applicable to any Company IP such that the Company IP becomes subject to an Open Source License;

(h) incur any Indebtedness (other than the obligation to reimburse employees for travel and business expenses in the ordinary course of the Company’s business consistent with past practices), issue or sell any debt securities, create a Lien over any asset of the Company or any Subsidiary or amend the terms of any outstanding loan agreement;

(i) make any loan to any Person (except for advances to employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice), purchase debt securities of any Person or guarantee any Indebtedness of any Person;

(j) commence or settle any Action or threat of any Action by or against the Company or any Subsidiary or relating to any of their businesses, properties or assets;

(k) pay, discharge, release, waive or satisfy any claims, rights or liabilities, other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected on the Current Balance Sheet or incurred in the ordinary course of business after the Balance Sheet Date;

(l) adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by GAAP;

(m) make or change any material Tax election, adopt or change any Tax accounting method, enter into any closing agreement in respect of Taxes, settle or compromise any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, request any Tax ruling, enter into any Tax sharing or similar agreement or arrangement (other than customary commercial contracts with lenders, lessors, customers, vendors or service providers entered into in the ordinary course of business not primarily related to Taxes), enter into any transactions giving rise to deferred gain or loss, amend any Tax Return or file any income or other material Tax Return unless a copy of such Tax Return has been submitted to Acquiror for review a reasonable period of time prior to filing and Acquiror has consented to such filing, which consent shall not be unreasonably withheld or delayed;

(n) adopt, amend or terminate any Company Employee Plan, including any indemnification agreement or enter into or amend any Employee Agreement other than entry into standard form offer letters with new hires who are terminable at-will, with annual remuneration (including base remuneration and bonus opportunities) of not more than $150,000 each, in the ordinary course of the Company’s business consistent with past practice and consistent with the Pre-Closing Hiring Plan;

(o) increase or make any other change that would result in increased cost to the Company to the salary, wage rate, employment status, title or other compensation (including equity based compensation) payable or to become payable by the Company or any Subsidiary to any Employee;

(p) make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, equity or otherwise) of any severance payment or other change in control payment, termination payment, bonus, special remuneration or other additional salary or compensation (including equity based compensation) to any Employee, except payments made (i) pursuant to the terms of this Agreement, (ii) pursuant to written agreements existing on the date of this Agreement, or (iii)  disclosed in Section 5.2(p) of the Disclosure Schedule;

(q) take any action to accelerate or otherwise modify the terms of any of the outstanding Company Options or Company Option Commitments;

(r) send any written communications (including electronic communications) to Employees regarding this Agreement or the transactions contemplated hereby or make any representations or issue any communications to Employees that are inconsistent with this Agreement or the transactions contemplated thereby, including any representations regarding continued employment or offers of employment from Acquiror;

(s) cancel, amend (other than in connection with the addition of customers and suppliers to such insurance policies from time to time in the ordinary course of business consistent with past practices) or fail to renew (on substantially similar terms) any insurance policy of the Company or any Subsidiary;

(t) (i) terminate, amend, waive, or modify in any material manner relative to such Material Contract of the Company’s or any Subsidiary’s businesses or operations, or violate, the terms of any Material Contract, or (ii) enter into any Contract which would have constituted a Material Contract had such Contract been entered into prior to the date of this Agreement;

(u) enter into any Contract to purchase or sell any interest in real property or grant any security interest in any real property; or

(v) take, commit, or agree in writing or otherwise to take, any of the actions described clause (a) – (u) of this Section 5.2, or any other action that would (i) prevent the Company from performing, or cause the Company not to perform, its covenants or agreements hereunder or (ii) cause or result in any of its representations and warranties contained herein being untrue or incorrect.

ARTICLE VI
COMPANY NON-SOLICITATION AGREEMENT

6.1 Termination of Discussions.  The Company shall immediately cease and cause to be terminated any such negotiations and discussions with third parties (other than Acquiror) regarding (i) any acquisition of all or any material portion of the business, properties, assets or technologies of the Company or any of its Subsidiaries, or any amount of Company Capital Stock or capital stock of any Subsidiary (whether or not outstanding), in any case whether by merger, consolidation, amalgamation, purchase of assets or stock, tender or exchange offer, license or otherwise (other than the sale of products and services in the ordinary course of business consistent with past practice or the licensing of intellectual property in connection therewith), (ii) any joint venture or other strategic investment in or involving the Company or any of its Subsidiaries (other than an ongoing commercial or strategic relationship in the ordinary course of business), including any new financing, investment round or recapitalization of the Company, or (iii) any similar transaction that is not in the ordinary course of business (each of the transactions described in the preceding clauses (i), (ii) and (iii) being referred to herein as an “Alternative Transaction”).

6.2 No Solicitation.  Commencing on the date of this Agreement and continuing at all times until the earlier to occur of the Effective Time and the valid termination of this Agreement pursuant to the provisions of Section 8.1, the Company shall not (nor shall the Company permit any of its Affiliates, directors, officers, employees, stockholders, agents or other representatives (“Representatives”) to), directly or indirectly:

(a) solicit, initiate, seek, knowingly encourage, promote or support, any inquiry, proposal or offer from, furnish any non-public information regarding the Company or any of its Subsidiaries to, or participate in any discussions or negotiations with, any third party regarding, or in a manner intended or reasonably likely to facilitate, any Alternative Transactions;

(b) furnish any non-public information not customarily disclosed to any person concerning the business, properties, assets or technologies of the Company or any of its Subsidiaries, or afford to any Person access to their respective properties, assets, technologies, books or records, not customarily afforded such access in a manner intended or reasonably likely to facilitate, any Alternative Transactions;

(c) assist or cooperate with any person to make any inquiry, offer, proposal or indication of interest regarding any Alternative Transaction; or

(d) enter into any Contract with any person providing for an Alternative Transaction.

6.3 Notice of Alternative Transaction Proposals.  In the event that the Company or any of its Representatives shall receive, prior to the Effective Time or the termination of this Agreement in accordance with Section 8.1, any inquiry offer, proposal or indication of interest regarding a potential Alternative Transaction, or any request for disclosure of information or access of the type referenced in Section 6.2(b), the Company or such Affiliate or

Representative shall promptly notify Acquiror thereof, which notice shall include the identity of the party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material and electronic communications received from such third party), and such other information related thereto as Acquiror may reasonably request.

6.4 Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that the provisions of this Article VI were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed by the parties hereto that Acquiror shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Article VI and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Acquiror may be entitled at law or in equity.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Representative of the Company shall be deemed to be a breach of this Agreement by the Company.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1 Stockholder Approvals.

(a) Requisite Stockholder Approval.  Immediately following the execution of this Agreement, the Company shall solicit written consent from all of its Stockholders in the form attached hereto as Exhibit C (the “Stockholder Written Consent”).  The Company shall promptly deliver to Acquiror a copy of each executed Stockholder Written Consent upon receipt thereof from any Stockholder pursuant to such solicitation.  Within 30 minutes after the execution of this Agreement, the Company will deliver to Acquiror Stockholder Written Consents from Stockholders pursuant to the preceding solicitation and will use reasonable best efforts to ensure that such Stockholder Written Consents are sufficient to fully and irrevocably deliver the Requisite Stockholder Approval.  Upon receipt of the Requisite Stockholder Approval, the Company shall promptly deliver notice (the “Stockholder Notice”) to each Stockholder whose consent was not obtained prior to the Company’s receipt of the Requisite Stockholder Approval, which notice shall include the notice to stockholders required by Section 262 of Delaware Law of the approval of the Merger and that appraisal rights are available.  Such Stockholder Notice shall be subject to Acquiror’s reasonable review and comments. The Board of Directors of the Company shall not alter, modify, change or revoke its unanimous approval of this Agreement, the Merger and the other transactions contemplated hereby, nor its unanimous recommendation to the Stockholders to vote in favor of adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby.

(b) 280G Approvals. The Company shall obtain waivers by any “disqualified individuals” within the meaning of Section 280G of the Code of any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” within the meaning of Section 280G of the Code and the regulations promulgated thereunder (which determination shall be made by the Company and shall be subject to review and approval by Acquiror) (“Section 280G Payments”) and, promptly following the date hereof, the Company shall submit to the Stockholders for approval (in a form and manner reasonably satisfactory to Acquiror), by such number of Stockholders as is required by the terms of Section 280G(b)(5)(B) of the Code such that such Section 280G Payments shall not be deemed to be “parachute payments” under Section 280G of the Code. Prior to the Effective Time the Company shall deliver to Acquiror evidence reasonably satisfactory to Acquiror that (i) a Stockholder vote was solicited in conformance with Section 280G and the regulations promulgated thereunder and the requisite Stockholder approval was obtained with respect to any payments and/or benefits that were subject to the Stockholder vote (the “280G Approval”), or (ii) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, pursuant to a 280G waiver, each in the form attached hereto as Exhibit E (the “280G Waiver”), entered into by each Person who otherwise might receive any payments and/or benefits in connection with the Merger that constitute “parachute payments” within the meaning of Section 280G of the Code that waived any right or entitlement to such payments and/or benefits so that such payment and benefits do not constitute “parachute payments” thereunder.

7.2 Governmental Approvals.

(a) In furtherance and not in limitation of the terms of Section 7.4, each of the Company, any Subsidiary and Acquiror shall promptly execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, that may be reasonably required, or that Acquiror may reasonably request, in connection with the consummation of the transactions contemplated hereby.  Each of the Company and Acquiror shall use reasonable best efforts to obtain all such authorizations, approvals and consents.  To the extent permitted by applicable Laws, each of the Company and Acquiror shall promptly inform the other of any material communication between the Company or Acquiror (as applicable) and any Governmental Entity regarding the transactions contemplated hereby.  If the Company or Acquiror or any Affiliate thereof shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then the Company or Acquiror (as applicable) shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request.  Each of the Company and Acquiror shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the other.

(b) Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, it is expressly understood and agreed that neither Acquiror, the Company nor Merger Sub shall have any obligation to litigate any administrative or judicial action or proceeding that may be brought in connection with the transactions contemplated by this Agreement, and neither Acquiror, the Company nor any of their respective Affiliates shall be required to agree to any license, sale or other disposition or holding separate (through the establishment of a trust or otherwise), of shares of capital stock or of any business, assets or property of Acquiror, the Company or any of their respective Affiliates, or the imposition of any limitation on the ability of any of them to conduct their businesses or to own or exercise control of such assets, properties and stock.

(c) Acquiror shall, in consultation with the Company and subject to Section 7.2(b), determine strategy, lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals or waivers of any Governmental Entity as contemplated hereby. Each of the Company and Acquiror shall direct, in its sole discretion, the taking of such actions, consents, approvals or waivers, but shall consider in good faith the views of the other.  Notwithstanding Acquiror’s rights to lead all proceedings as provided in the prior sentence, Acquiror shall not require the Company to, and the Company shall not be required to, take any action with respect to any applicable antitrust or anti-competition Law which would bind the Company or its Subsidiaries irrespective of whether the Merger occurs.

7.3 Third Party Contracts.

(a) Notices and Consents.  The Company shall use reasonable best efforts to obtain all necessary consents, waivers and approvals of any third parties to any Contract (including all of the Contracts set forth in

Section 3.4 of the Disclosure Schedule) as are required thereunder in connection with the Merger in order for such Contract to remain in full force and effect following the Merger.  Such consents, modifications, waivers and approvals shall be in a form acceptable to Acquiror.  In the event the Merger does not close for any reason, neither Acquiror nor Merger Sub shall have any liability to the Company, the Stockholders or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, modifications, waivers and approvals.

(b) Released Agreements.  The Company Acquiror shall use commercially reasonable efforts to ensure that any obligations of the Company and any of its Subsidiaries under the Contracts set forth on Schedule 7.3(b) (the “Released Agreements”) have been satisfied prior to the Closing and the counterparty to such Contracts have executed a release releasing the Company and its Subsidiaries from any further obligations under such Contracts.  The form and substance of each release agreement shall be subject to prior review and approval by Acquiror.  Upon the Closing, the Company shall have paid all amounts owed under the Released Agreements (as a result of the Released Agreements or otherwise), and the Company will not incur any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) under any Released Agreements following the Closing Date.  The Company shall be responsible for making any payments required to obtain releases for the Released Agreements and shall reflect such payment or other consideration incurred by the Company as of the Closing Date or anticipated to be incurred or payable after the Closing in the Statement of Expenses.  In the event the Merger does not close for any reason, neither Acquiror nor Merger Sub shall have any liability to the Company, the Stockholders or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such releases.

7.4 Reasonable Efforts to Close.  Subject to the terms and conditions provided in this Agreement (including Section 7.2(b)), each of the parties hereto shall use reasonable best efforts to take promptly, or cause to be taken promptly, all actions, and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby as promptly as practicable, including by using reasonable best efforts to take all action necessary to satisfy all of the conditions to the obligations of the other party or parties hereto to effect the Merger set forth in Article VII, to obtain all necessary waivers, consents, approvals and other documents required to be delivered hereunder and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in each case in order to consummate and make effective the Merger and the other transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

7.5 Tax Matters.

(a) Tax Returns.  Acquiror shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns for the Company and each Subsidiary required to be filed after the Closing Date, and shall timely remit, or cause to be remitted, to the appropriate Governmental Entity all Taxes reflected on such Tax Returns, subject to Acquiror’s right to indemnification pursuant to Section 9.2(a)(ix). To the extent such Tax Returns include any Pre-Closing Tax Period, such Tax Returns shall be prepared in accordance with applicable Law and consistent with the past practices of the Company and its subsidiaries in all material respects, except to the extent necessary in Acquiror’s reasonable good faith judgment to comply with applicable Law.  Not later than thirty (30) days prior to the due date for filing any such Tax Return that is an income Tax Return and not later than ten (10) days prior to the due date for filing any such material Tax Return that is not an income Tax Return, Acquiror shall deliver or cause to be delivered a copy of such Tax Return, together with all supporting documentation and workpapers, to the Stockholder Representative for the Stockholder Representative’s review and comment.  Acquiror shall reasonably and in good faith consider comments of the Stockholder Representative and shall provide a copy of any such Tax Return as filed to the Stockholder Representative.  Notwithstanding anything to the contrary contained herein, without the prior written consent of Stockholder Representative (which consent shall not be unreasonably withheld or delayed) Acquiror shall not, and shall not cause or permit the Company, any Subsidiary or the Surviving Corporation to, take any of the following actions, if such action could reasonably be expected to give rise to an indemnification claim by an Indemnified Party under Article IX: (i) amend any Tax Return required to be filed by or with respect to the Company or any Subsidiary for any Pre-Closing Tax Period, except to the extent necessary in Acquiror’s reasonable good faith judgment to comply with applicable Law; (ii) make or change any Tax election with respect to the Company or any Subsidiary that applies to a Pre-Closing Tax Period; or (iii) settle, adjust, or compromise any Tax Contest for any Pre-Closing Tax Period.  For the avoidance of doubt, the parties acknowledge and agree that the Acquiror intends to make voluntary disclosures relating to sales and use taxes for Pre-Closing Tax Periods, and shall be entitled to take all reasonable actions relating to such voluntary disclosures, including settling, adjusting or compromising related Tax Contests, provided that any such settlement, adjustment or compromise shall require the consent of the Stockholder Representative, not to be unreasonably withheld or delayed.

(b) Tax Refunds.  Any Tax refunds that are received in cash by Acquiror, the Company, any Subsidiary or the Surviving Corporation, and any amounts credited against Taxes payable to which the Company, any Subsidiary or the Surviving Corporation becomes entitled, that relate to Taxes of the Company or any Subsidiary for a Pre-Closing Tax Period and which are not included as a Current Asset for purposes of the calculation of Closing Working Capital paid prior to Closing (excluding any refund or credit that arises as the result of a carryback of a loss from a Taxable period (or portion thereof) beginning after the Closing Date) or Taxes paid pursuant to an indemnity claim under Article IX shall be for the account of the Indemnifying Parties, and Acquiror shall pay over to the Stockholder Representative (on behalf of the Indemnifying Parties) any such refund or the amount of any such credit within ten (10) days after receipt thereof or entitlement thereto.

(c) Cooperation.  Acquiror and the Stockholder Representative, on behalf of the Indemnifying Parties, shall cooperate, as and to the extent reasonably requested by the other party, in connection with (i) the filing of any Tax Returns of or with respect to the Company, any Subsidiary or their respective operations, and (ii) any audit, examination, voluntary disclosure or other administrative or judicial proceeding, contest, assessment, notice of deficiency, or other adjustment or proposed adjustment with respect to Taxes of the Company, any Subsidiary or their respective operations (a “Tax Contest”).      Such cooperation shall include retaining and providing records and information that are reasonably relevant to any such Tax Return or Tax Contest, and making employees available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder.

(d) Tax Sharing Agreements.  In Acquiror’s sole discretion, any Tax sharing, indemnification or allocation agreement, arrangement, practice or policy to which the Company or any Subsidiary is a party or by which it is bound (other than customary commercial contracts entered into with lenders, lessors, customers, vendors, or service providers in the ordinary course of business not primarily related to Taxes) shall be terminated as of the Closing Date, and none of the Company or any Subsidiary shall have any liability or obligation pursuant thereto.

(e) Transfer Taxes.  Acquiror and the Indemnifying Parties shall each be responsible for the payment of fifty percent (50%) of all Transfer Taxes.

7.6 Employee Matters.

(a) Company Option Commitments.

(i) Before the Closing Date, the Company shall take all such actions as are necessary (including, to the extent necessary, obtaining written consents or waivers from the holders of the Company Option Commitments) such that, immediately prior to the Effective Time, each Company Option Commitment that is outstanding shall be cancelled and all rights related thereto shall be extinguished as of the Effective Time, and the Company shall obtain a written release, in a form reasonably satisfactory to Parent, from such holder of all rights relating to such Company Option Commitments.

(ii) Subject to approval by Acquiror’s Board of Directors (or the compensation committee thereof) and the holder’s execution of a written release in accordance with Section 7.6(a)(i) (if applicable), Acquiror will grant an Acquiror Restricted Stock Unit Award to each Continuing Employee, with a value equal to the number of shares of Company Common Stock subject to such Company Option Commitment multiplied by the excess, if any, of (x) the Per Share Consideration over (y) the deemed per share exercise price of such Company Option Commitment.  The Acquiror Restricted Stock Unit Award will have the vesting schedule set forth opposite such Continuing Employee’s name in Schedule C.  Acquiror Restricted Stock Unit Awards will be subject to all of the terms and conditions of the Acquiror Equity Compensation Plan and Acquiror’s form of restricted stock unit award agreement.  Acquiror will provide Continuing Employees with notice of their awards under this Section 7.6(a) as soon as practicable after the Closing Date.  Each Acquiror Restricted Stock Unit Award will be administered in accordance with the terms and conditions of the Acquiror Equity Compensation Plan.

(b) Proprietary Information and Inventions Assignment Agreements.  Prior to the Closing, the Company shall use reasonable best efforts to cause each current and former employee of the Company and its Subsidiaries to have entered into and executed, and each person who becomes an employee of the Company or any Subsidiary after the date of this Agreement and prior to the Closing shall be required by the Company to enter into and execute, an Employee Proprietary Information Agreement (in form and substance reasonably satisfactory to Acquiror) with the Company and each of its Subsidiaries effective as of such employee’s first date of employment or service.  The Company shall use reasonable best efforts cause each current and former consultant or contractor of the Company and its Subsidiaries to have entered into and executed, and each Person who becomes a consultant or contractor of the Company or any Subsidiary after the date of this Agreement and prior to the Closing shall be required by the Company to enter into and execute, a Consultant Proprietary Information Agreement (in form and substance reasonably satisfactory to Acquiror) with the Company and each of its Subsidiaries effective as of such consultant or contractor’s first date of service.

(c) Termination of Employee Plans.  Prior to the Closing, the Company shall take all action necessary to terminate the Plan, such termination to be effective at or before the Effective Time.  Effective as of no later than the day immediately preceding the Closing Date, the Company shall terminate any and all Company Employee Plans intended to include group severance pay or benefits and any Code Section 401(k) arrangement (each, a “401(k) Plan”) unless Acquiror provides prior written notice to the Company that such 401(k) plans shall not be terminated.  The Company shall provide Acquiror with evidence that any such Company Employee Plan has been terminated pursuant to resolutions of the board of directors (or similar body) of the Company or its ERISA Affiliates, as the case may be.  The form and substance of such resolutions shall be subject to review and approval of Acquiror (which approval shall not be unreasonably withheld).  The Company also shall take such other actions in furtherance of terminating any such Company Employee Plan as the Company and Acquiror may agree upon. In the event that termination of a 401(k) Plan would reasonably be anticipated to trigger liquidation charges, surrender charges or other early termination charges or penalties, then the Company shall provide Acquiror with an estimate of such charges and penalties within ten (10) Business Days prior to Closing.

(d) New Employment Arrangements.  Prior to the Closing, Acquiror shall extend an offer of employment to each Other Employee in Acquiror’s customary form (an “Offer Letter”) to become an employee of Acquiror effective on the first Business Day after the Closing, on such terms and conditions reasonably acceptable to Acquiror and subject to each such Other Employee satisfying the Employment Eligibility Conditions.

(e) Retention Equity Pool.  Schedule 7.6(e) hereto is incorporated herein by reference.

(f) Ineligible Employee Releases.  Acquiror shall inform the Company of any employees who do not satisfy the Employment Eligibility Conditions, and, upon the request of Acquiror, the Company shall terminate the employment of such employees no later than immediately prior to the Closing Date (each, an “Ineligible Employee”).  The Company shall cause such Ineligible Employee to execute and return a valid release and waiver agreement containing a general release of claims against the Company and Acquiror.  Any severance or other payments paid to such Ineligible Employee in connection with such termination shall be paid by the Company prior to the Closing or, if unpaid, deemed to be a Third Party Expense of the Company.

(g) No Employment Commitment or Plan Amendments.  No provision of this Agreement is intended, or shall be interpreted, to provide nor create any third party beneficiary rights or any other rights of any kind or nature whatsoever in any Stockholder, Key Employee, Continuing Employee, Other Employee, consultant, contractor or any other Person, including any rights of employment for any specified period and/or any employee benefits, in favor of any Person, union, association, Continuing Employee, Key Employee, Other Employee, consultant or contractor or any other Person, other than the parties hereto and their respective successors and permitted assigns, and all provisions of this Agreement will be personal solely among the parties to this Agreement.  In addition, no provision of this Agreement is intended, or shall be interpreted, to amend any term or condition of the Plan or any other employee related plan, program or policy of the Company or any Subsidiary.

(h) Post-Signing Hiring Plan.  After the date hereof, the Company and Acquiror shall jointly prepare in good faith a business plan (the “Pre-Closing Hiring Plan”) for anticipated hiring of additional Employees between the period between the date of this Agreement and the Closing (“New Hires”).  Any such New Hires shall be eligible to receive an Acquiror Restricted Stock Unit Award to the extent contemplated by the Pre-Closing Hiring Plan and such New Hire’s offer letter or other written agreement and to the extent such New Hire becomes a Continuing Employee.  A copy of all Company offer letters or other written agreements made with New Hires under the Pre-Closing Hiring Plan shall be provided or made available to Acquiror within three (3) Business Days of their execution.  The value of all Acquiror Restricted Stock Unit Awards granted to New Hires with a start date or anticipated start date (as set forth in their offer letter) on or prior to the Closing Date (with each restricted stock unit to be valued at the Acquiror Trading Price) shall be deemed a Third Party Expense of the Company.

7.7 Payoff Letters and Release of Liens.

(a) Payoff Letters.  No later than three (3) Business Days prior to the Closing Date, the Company shall obtain from each creditor of the Company or any Subsidiary, and deliver to Acquiror, an executed payoff letter, in form and substance reasonably acceptable to Acquiror, setting forth:  (i) the amounts required to pay off in full on the Closing Date, the Indebtedness owing to such creditor (including the outstanding principal, accrued and unpaid interest and prepayment and other penalties) and wire transfer information for such payment; (ii) upon payment of such amounts, a release of the Company and its Subsidiaries; and (iii) the commitment of the creditor to release all Liens, if any, that the creditor may hold on any of the assets of the Company prior to the Closing Date (each, a “Payoff Letter”).

(b) Release of Liens.  Prior to the Closing, the Company shall file all agreements, instruments, certificates and other documents, in form and substance reasonably satisfactory to Acquiror, that are necessary or appropriate to effect the release of all Liens, including those Liens set forth in Schedule 7.7(b).

7.8 Third Party Expenses.

(a) Whether or not the Merger is consummated, each party shall be responsible for its own expenses and costs that it incurs (and whether paid prior to, at or after the Effective Time) with respect to the negotiation, execution, delivery and performance of this Agreement.  Without limiting or expanding the foregoing, the Company shall be responsible for all fees and expenses incurred by or on behalf of the Company or any Subsidiary (and whether paid prior to, at or after the Effective Time) in connection with this Agreement, the Merger and the other transactions contemplated hereby, including:  (i) all legal, accounting, financial advisory, consulting, finders and all other fees and expenses of third parties incurred by the Company or any Subsidiary in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby; (ii) any termination, pre-payment, balloon or similar fees or payments (including penalties) of the Company or any Subsidiary on account of outstanding Indebtedness of the Company or any Subsidiary, or resulting from the early termination of Contracts, resulting from, or in connection with, the transactions contemplated hereby (it being understood that this clause (ii) shall not include any amounts included in Closing Indebtedness); (iii) any bonus, severance, change-in-control payments or similar payment obligations (including payments with either “single-trigger” or “double-trigger” provisions) of the Company or any Subsidiary to Employees resulting from, or in connection with, the transactions contemplated hereby, including to any Ineligible Employees; (iv) any payments in connection with any change in control obligations resulting from or in connection with the Merger or any of the transactions contemplated by this Agreement, or any payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any party under any Contract of the Company or any Subsidiary as are required in connection with the Merger for any such Contract to remain in full force and effect following the Closing or resulting from agreed-upon modification or early termination of any such Contract, (v) the cost of any tail coverage contemplated by Section 7.11(b) and (vi) the value of any Acquiror Restricted Stock Unit Award to the extent contemplated by Section 7.6(h) (clauses (i) – (vi), collectively, the “Third Party Expenses”).  For the avoidance of doubt, no fees and expenses shall be double counted when calculating Third Party Expenses.

(b) At least three (3) Business Day prior to the Closing, the Company shall provide Acquiror with a statement, in a form reasonably satisfactory to Acquiror, setting forth all paid and unpaid Third Party Expenses incurred by or on behalf of the Company or any Subsidiary as of the Closing Date, or anticipated to be incurred or payable by or on behalf of the Company or any Subsidiary after the Closing (the “Statement of Expenses”).  The Company shall take all necessary action to ensure that Third Party Expenses shall not be incurred by the Company after the Closing Date without the express prior written consent of Acquiror.  No Subsidiary shall incur any Third Party Expenses.

7.9 Access to Information.  At all times prior to the Effective Time the Company shall afford Acquiror and its Representatives access to (i) all of the assets, properties, Books and Records and Contracts of the Company and its Subsidiaries, including all Company IP, (ii) all other information concerning the business, assets, properties and personnel (subject to restrictions imposed by applicable law) of the Company and its Subsidiaries as Acquiror may reasonably request, and (iii) all Employees of the Company and its Subsidiaries as identified by Acquiror.  The Company agrees to provide to Acquiror and its accountants, counsel and other Representatives copies of internal financial statements (including Tax Returns and supporting documentation) promptly upon request.  Notwithstanding the forgoing, the Acquiror shall not be provided access to any of the information pursuant to this Section 7.9 if such access would be in violation of any applicable Laws, including, but not limited to, the HSR Act and any other applicable non-U.S. antitrust or competition laws. No information or knowledge obtained in any investigation conducted pursuant to this Section 7.9 or otherwise shall affect or be deemed to qualify, limit, modify, amend or supplement any representation or warranty contained herein or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement, or the rights of Acquiror or any Indemnified Party under or arising out of a breach of this Agreement.

7.10 Notification of Certain Matters

.  The Company shall give prompt notice to Acquiror of:  (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time, and (b) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.10 shall not (a) limit or otherwise affect any remedies available to the party receiving such notice or (b) constitute an acknowledgment or admission of a breach of this Agreement.  No disclosure by the Company pursuant to this Section 7.10, however, shall affect or be deemed to qualify, limit, modify, amend or supplement any representation or warranty contained herein or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement, or the rights of Acquiror or any Indemnified Party under or arising out of a breach of this Agreement.

7.11 Indemnification of Company officers and Directors.

(a) For a period of six (6) years following the Effective Time, the Surviving Corporation or its successor shall, and the Acquiror shall cause the Surviving Corporation or its successor to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification provisions under applicable Law, the Charter Documents as in effect on the date hereof or pursuant to the indemnification agreements listed in Schedule 7.11(a)  attached hereto (the “Indemnification Schedule”) insofar as such indemnification provisions relate to the directors and officers of the Company set forth in the Indemnification Schedule (such directors and officers being herein called the “Company Indemnitees”). The rights of each Company Indemnitee shall be enforceable by each such Company Indemnitee or his or her heirs, personal representatives, successors or assigns.  Notwithstanding the foregoing, the obligations of the Acquiror and the Surviving Corporation or its successor (i) shall be subject to any limitation imposed by applicable Law and (ii) shall not be deemed to release any Company Indemnitee who is also an officer or director of the Company from his or her obligations pursuant to this Agreement or any Related Agreement, nor shall such Company Indemnitee have any right of contribution, indemnification or right of advancement from the Surviving Corporation or its successor or Parent with respect with any Loss claimed against such Company Indemnitee in his or her capacity as a Company Stockholder pursuant to this Agreement or any Related Agreement by any of the Indemnified Parties. Notwithstanding the foregoing, the Acquiror shall have no obligation to maintain the existence of the Surviving Corporation for any specified period following the Effective Time.

(b) The Company shall purchase, prior to or concurrent with the Closing, a prepaid policy or policies (i.e., “tail coverage”) that will remain in effect for a period of six (6) years after the Effective Time, the material terms of which, including coverage and amount, are comparable to those of such policy currently in effect on the date hereof; provided, however, that the Acquiror shall not cancel such policy for a period of six (6) years after the Effective Time; provided, further, that such payments shall be deemed to be a Third Party Expense of the Company.

ARTICLE VIII
PRE-CLOSING TERMINATION OF AGREEMENT

8.1 Termination.   Except as provided in Section 8.2, this Agreement may be terminated and the Merger abandoned at any time prior to the Closing only:

(a) by mutual agreement of the Company and Acquiror;

(b) by Acquiror if the Requisite Stockholder Approval shall not have been obtained by the Company and delivered to Acquiror within thirty (30) minutes after the execution and delivery of this Agreement by Acquiror and the Company;

(c) by Acquiror or the Company if the Closing Date shall not have occurred by the End Date; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes breach of this Agreement.  As used in this Agreement, the “End Date” shall mean the date that is ninety (90) calendar days after the date of this Agreement (the “Initial End Date”), provided, however, if on the Initial End Date any of the conditions to Closing set forth in Sections 2.2(a)(ii), 2.2(a)(iii) (solely to the extent the Law or Order arises out of antitrust Laws), or 2.2(b)(iv) (solely to the extent the Action arises out of antitrust Laws) have not been satisfied, then either the Acquiror or the Company shall have the right to extend the End Date to the date that is one hundred-and-eighty (180) calendar days after the date of this Agreement (the “Second End Date”); provided, further, if on the Second End Date any of the conditions to closing set forth in Sections 2.2(a)(ii), 2.2(a)(iii) (solely to the extent the Law or Order arises out of antitrust Laws), or 2.2(b)(iv) (solely to the extent the Action arises out of antitrust Laws) have not been satisfied, then either the Acquiror or the Company shall have the right to extend the End Date to the date that is two hundred-and-seventy (270) calendar days after the date of this Agreement;

(d) by Acquiror if any Law shall be in effect which has the effect of making the Merger illegal or otherwise prohibits prevents consummation of the Merger;

(e) by Acquiror if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 2.2(b)(i) and 2.2(b)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within ten (10) calendar days after written notice thereof to the Company; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(a) and 2.2(b) for the benefit of Acquiror are incapable of being satisfied on or before the End Date; or

(f) by the Company if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Acquiror contained in this Agreement such that the conditions set forth in Sections 2.2(c)(i) and 2.2(c)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within ten (10) calendar days after written notice thereof to Acquiror; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 2.2(a) and 2.2(c) for the benefit of the Company are incapable of being satisfied on or before the End Date.

8.2 Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Acquiror, Merger Sub or the Company, or their respective officers, directors or stockholders, if applicable; provided, however, that each party hereto and each Person shall remain liable for any breaches of this Agreement, Related Agreements or in any certificate or other instruments delivered pursuant to this Agreement prior to its termination; and provided, further, that, the provisions of Sections 11.3 (Confidentiality), 7.8 (Expenses), 11.4 (Public Disclosure), Article XI (General Provisions) and this Section 8.2 shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VIII.

ARTICLE IX
POST-CLOSING INDEMNIFICATION

9.1 Survival of Representations and Warranties.

(a) Company Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement or in the Officer’s Certificate shall survive until 11:59 p.m. (California time) on the date that is one year following the Closing Date (the “Expiration Date”); provided, however, that in the event of fraud or intentional misrepresentation with respect to a representation or warranty, such representation or warranty shall survive until the applicable statute of limitations that would otherwise apply to such representation and warranty under applicable Law; and provided, further, that all representations and warranties of the Company shall survive beyond the Expiration Date with respect to any inaccuracy therein or breach thereof if a claim is made hereunder prior to the Expiration Date, in which case such representation and warranty shall survive as to such claim until such claim has been fully and finally resolved. The parties acknowledge that the time periods set forth in this Section and elsewhere in this Agreement for the assertion of claims and notices under this Agreement are the result of arms’-length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties. The parties further acknowledge that the time periods set forth in this Section and elsewhere in the Agreement may be shorter than otherwise provided by law.

(b) Acquiror and Merger Sub Representations and Warranties.  The representations and warranties of Acquiror and Merger Sub set forth in this Agreement shall terminate at the Effective Time.

9.2 Indemnification.

(a) From and after and by virtue of the Merger, the Stockholders  and holders of Vested Company Options (together, the “Indemnifying Parties”) shall severally and not jointly indemnify and hold harmless Acquiror and its directors, officers, employees, affiliates (including the Surviving Corporation), agents and other representatives (the “Indemnified Parties”), from and against all losses, liabilities, damages, deficiencies, Taxes, judgments, awards, interest, penalties, costs and expenses, including reasonable attorneys’ and consultants’ fees and expenses and including any such reasonable fees and expenses incurred in connection with investigating, defending against or settling any of the foregoing (hereinafter individually a “Loss” and collectively “Losses”) actually paid, incurred, suffered or sustained by the Indemnified Parties, or any of them (regardless of whether or not such Losses relate to any third party claims), directly or indirectly resulting from or arising out of any of the following:

(i) any breach of or inaccuracy in, as of the date of this Agreement or as of the Effective Time, a representation or warranty of the Company contained in this Agreement or the Officer’s Certificate, without giving effect to (A) any qualifications based on the word “material” or similar phrases (including “Company Material Adverse Effect”) limiting the scope of such representation or warranty, or (B) any update of or modification to the Disclosure Schedule made or purported to have been made on or after the date of this Agreement;

(ii) any third party Action against Acquiror or any Subsidiary (including the Company or any Subsidiaries) following the Closing, including the costs of defending against and settling any such third party claims, if an adverse judgment in connection with such third party claim would reasonably be expected to give the Indemnified parties a claim for indemnification under Section 9.2(a)(i);

(iii) any failure by the Company to perform or comply with any of its covenants or agreements set forth in this Agreement;

(iv) any inaccuracy in any information set forth in the Payment Spreadsheet;

(v) any and all claims (A) by any Stockholder or holder of Company Options or Company Option Commitments relating to or arising out of the transactions contemplated hereby, including the allocation of the Merger Consideration or (B) by any Person asserting, alleging or seeking to assert any right with respect to Company Capital Stock, Company Options, Company Option Commitments or Company Indebtedness or any similar rights with respect to any Subsidiary of the Company (together, “Company and Subsidiary Securities”), including any claim asserted, based upon or related to (1) the ownership or rights to ownership of any Company and Subsidiary Securities, (2) any rights of a securityholder or creditor of the Company or any of its Subsidiaries, including any rights to securities, preemptive rights, rights to notice or to vote securities, (3) any rights under the Charter Documents or organizational documents of any of its Subsidiaries and (4) any claim that any Person’s equity securities were wrongfully repurchased by the Company or any of its Subsidiaries;

(vi) any claim or right asserted or held by any Person who is or at any time was an officer, director, employee or agent of the Company or any of its Subsidiaries (against the Company, Acquiror, Sub or any of their Affiliates (including the Surviving Corporation) or any other Person) involving a right or entitlement or an alleged right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy;

(vii) any fraud, intentional misrepresentation or intentional breach on the part of the Company, any Subsidiary, any Stockholder or any Representative of any of the foregoing in connection with this Agreement, the Merger or the other transactions contemplated hereby;

(viii) any payment in respect of any Dissenting Shares in excess of the consideration that otherwise would have been payable in respect of such shares in accordance with this Agreement, and any other Losses paid, incurred, suffered or sustained in respect of any Dissenting Shares, including all attorneys’ and consultants’ fees, costs and expenses and including any such fees, costs and expenses incurred in connection with investigating, defending against or settling any action or proceeding in respect of Dissenting Shares;

(ix) any Pre-Closing Taxes (except to the extent included as Current Liabilities for purposes of the calculation of Closing Working Capital), including, without limitation (A) sales and use taxes and (B) corporate alternative minimum taxes, in the case of each of (A) and (B) attributable to any Pre-Closing Tax Period; or

(x) any of the matters described on Schedule 9.2(a).

(b) For the purposes of calculating Losses indemnifiable under this Section 9.2:

(i) The Indemnifying Parties shall have no liability for any Losses to the extent such Losses were taken into account as a liability or a reduction in the value of assets in determining the final Closing Working Capital.

(ii) Losses shall be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreements.

(iii) The amount of any Losses payable under this Article IX by the Indemnifying Parties shall be reduced by any  amounts actually recovered by the Indemnified Parties under any insurance policies or from any third Persons alleged to be responsible, net of any (1) expenses incurred by the Indemnified Parties,  (2) any deductibles associated with the collection of such amounts and (3) any increases in insurance premium or other costs associated with collecting such amount (clauses (1) through (3), the “Collection Costs”), provided that the Indemnifying Parties shall have no obligation to seek any such recovery.  If the Indemnified Parties receive any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment hereunder, then the Indemnified Parties shall promptly reimburse the Indemnifying Parties for any payment made or expense incurred by the Indemnifying Parties in connection with providing such indemnification payment in the amount received by the Indemnified Parties, net of any Collection Costs and any amount of such Losses not recovered from the Indemnifying Parties.

(c) The Indemnifying Parties (including any officer or director of the Company) shall not have any right of contribution, indemnification or right of advancement from the Surviving Corporation or Acquiror with respect to any Loss claimed by an Indemnified Party.

(d) Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article IX will be treated as adjustments to the Total Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Laws.

(e) Notwithstanding any other provision of this Agreement to the contrary, this Article IX shall be the sole and exclusive remedy of the Indemnified Parties from and after the Effective Time for any claims arising under this Agreement, including claims of any inaccuracy in or breach of any representation, warranty or covenant in this Agreement; provided, however, that (i) this Section 9.2(e) shall not be deemed a waiver by any party of any right to specific performance or injunctive relief and (ii) nothing in this Agreement shall limit the liability of an Indemnifying Party (and this Article IX shall not be the sole and exclusive remedy in respect of such Indemnifying Party) in connection with a claim based on fraud or intentional misrepresentation committed by such Indemnifying Party.

(f) The rights of the Indemnified Parties to indemnification, compensation or reimbursement, payment of Losses or any other remedy under this Agreement shall not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter.  The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation or reimbursement, payment of Losses, or any other remedy based on any such representation, warranty, covenant or agreement.  No Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.  Nothing in this Agreement shall limit the right of Acquiror or any other Indemnified Party to pursue remedies under any Related Agreement against the parties thereto.

(g) Except in the case of fraud, intentional misrepresentation or intentional breach, Acquiror acknowledges and agrees that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article III, and that it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III.

9.3 Limitations on Indemnification.

(a) Except in the case of fraud, intentional misrepresentation or intentional breach, the Indemnified Parties, as a group, may not recover any Losses pursuant to an indemnification claim under Section 9.2(a)(i) or Section 9.2(a)(ii) unless and until (i) with respect to any given claim for Losses, such claim is individually in excess of $25,000 (the “Individual Basket Amount”) (it being understood that the Indemnified Parties may recover for the full amount of such Losses once the claim exceeds such Individual Basket Amount), and (ii) the Indemnified Parties, as a group, shall have actually paid, incurred, suffered or sustained at least $1,000,000 in Losses in the aggregate (the “Basket Amount”), in which case the Indemnified Parties shall be entitled to recover all Losses, including the Basket Amount, paid, incurred, suffered or sustained by the Indemnified Parties as a group.  For the avoidance of doubt, the limitations set forth in this Section 9.3(a) shall not apply to indemnification claims under clauses (iii) – (x) of Section 9.2(a), inclusive.

(b) Except in the case of fraud, intentional misrepresentation or intentional breach, the Indemnified Parties sole and exclusive source of recovery for indemnification claims under Section 9.2(a) shall be recourse against the cash held in the Escrow Fund, and the liability of each Indemnifying Party for indemnification claims under Section 7.2(a) shall be limited, in the aggregate, to a dollar amount equal to such Indemnifying Party’s Pro Rata Portion of the Escrow Amount.

(c) In the event of fraud, intentional misrepresentation or intentional breach, the Indemnified Parties shall be entitled to bring indemnification claims directly against the Indemnifying Parties; provided, however, that (i) the Indemnified Parties shall only be permitted to recover Losses from the Indemnifying parties in respect of such fraud, intentional misrepresentation or intentional breach if and the extent that the Escrow Fund is no longer available, and (ii) in no event shall the liability of any Indemnifying Party for any fraud, intentional breach or intentional misrepresentation exceed the Merger Consideration otherwise receivable by such Indemnifying Party hereunder (but for such fraud, intentional breach or intentional misrepresentation), unless any such Indemnifying Party either committed or had actual knowledge of such fraud, intentional misrepresentation or intentional breach (in which event there shall be no limitation on the liability of such Indemnifying Party hereunder or under applicable Law except to the extent imposed under applicable Law).

(d) Nothing in this Agreement shall limit the liability of an Indemnifying Party in connection with a claim based on fraud, intentional misrepresentation or intentional breach committed by such Indemnifying Party or with the actual knowledge of such Indemnifying Party at the time of its commission.

(e) Notwithstanding any provision of this Agreement to the contrary, no Indemnifying Party shall have any indemnification obligations to any Indemnified Party with respect to Losses incurred by reason of or arising out of any reduction in the amount of any U.S.  federal, state, local and non-U.S.  net operating loss carryover, Tax credit carryover or similar Tax attribute of the Company or any Subsidiary arising in any Pre-Closing Tax Period below the amount set forth on the applicable Tax Return with respect to such period (each, a “Tax Attribute”), whether such reduction occurs by reason of the carryback or other utilization of such Tax Attribute by the Company, any Subsidiary or the Surviving Corporation, the filing of any amended Tax Return for the Company or any Subsidiary, the redetermination of the amount of such Tax Attribute by any Governmental Entity or otherwise; provided, however, that nothing in this Section 9.3(e) shall affect the Indemnifying Parties’ indemnification obligations for Pre-Closing Taxes pursuant to Article IX.

9.4 Indemnification Claim Procedures.

(a) If an Indemnified Party wishes to make an indemnification claim under this Article IX, such Indemnified Party shall deliver a written notice executed by an Authorized Representative (as defined in the Escrow Agreement) (an “Indemnification Claim Notice”) to the Escrow Agent (with a copy to the Stockholder Representative) prior to 5:00 p.m. Central Time on the Release Date (as defined in the Escrow Agreement) for any claims against the Escrow Fund (or in the event an Indemnified Party elects to pursue such indemnification claim directly against an Indemnifying Party, to such Indemnifying Party directly) (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain Losses, and (ii) specifying such Losses in reasonable detail (to the extent available), the date (if available) that each such Loss was paid, incurred, suffered or sustained, or the basis for such anticipated liability, and, if applicable, the nature of the misrepresentation, breach of warranty or covenant to which such item is related.  Acquiror may update an Indemnification Claim Notice from time to time to reflect any change in circumstances following the date thereof.

(b) If the Stockholder Representative on behalf of the Indemnifying Parties (or the Indemnifying Party in the event that indemnification is being sought hereunder directly from such Indemnifying Party) shall not object in writing executed by an Authorized Representative (or such Indemnifying Party, for direct claims), prior to 5:00 p.m. Central Time on the 30th day after receipt of an Indemnification Claim Notice (the “Objection Period”) by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Stockholder Representative on behalf of the Indemnifying Parties (or the applicable Indemnifying Party) that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice.  In such event, the Escrow Agent shall promptly release from the Escrow Fund cash with an aggregate value equal to the Losses set forth in such Indemnification Claim Notice.

(c) In the event that the Escrow Agent (or the applicable Indemnifying Party) receives an Indemnification Claim Objection Notice in accordance with Section 9.4(b) (or in the event that indemnification is being sought hereunder directly from an Indemnifying Party, if such Indemnifying Party shall object to any claim or claims made in any Indemnification Claim Notice to recover claims directly from such Indemnifying Party prior to the expiration of the Objection Period, the Stockholder Representative (or such objecting Indemnifying Party) and Acquiror shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If the Stockholder Representative (or such objecting Indemnifying Party) and Acquiror should so agree, a memorandum setting forth such agreement shall be prepared and signed by an Authorized Representative of both parties and, in the case of an indemnification claim to be recovered from the Escrow Fund, shall be delivered to the Escrow Agent.  The Escrow Agent shall be entitled to rely on any such memorandum and make distributions from the Escrow Fund in accordance with the terms thereof.   In such event, the Escrow Agent shall promptly release from the Escrow Fund cash with an aggregate value equal to the Losses set forth in such Indemnification Claim Notice.  Should the amount held in the

Escrow Fund, if any, be insufficient to satisfy in whole the amount to be paid to an Indemnified Party in accordance with such memorandum, then each Indemnifying Party shall, within ten (10) Business Days following the date of such memorandum, pay to the Indemnified Party, such Indemnifying Party’s Pro Rata Portion of such shortfall in cash.

(d) If no such agreement can be reached after good faith negotiation and prior to thirty (30) days after delivery of an Indemnification Claim Objection Notice, Acquiror may file suit with respect to the matter in any court having jurisdiction.

9.5 Defense of Third Party Claims.  Any written assertion or commencement by any Person of any Action (whether against Merger Sub, the Company, Parent, any Indemnified Parties or any other Person), or written threat of an Action by a Person identifying a specific grievance,  with respect to which any Indemnifying Party may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnified Party pursuant to this Article IX (“Third Party Claims”) shall be governed by and contingent upon the following additional terms and conditions:

(a) If the Indemnified Parties shall receive notice of any Third Party Claim, the Indemnified Parties shall give the Stockholder Representative notice of such Third Party Claim (a “Third Party Claim Notice”) promptly, and in any event no later than twenty (20) Business Days following the receipt by the Indemnified Party of such notice; provided, however, that the failure to provide such Third Party Claim Notice shall not release the Indemnifying Parties from any of their obligations under this Article IX.  The notice of claim shall describe in reasonable detail the facts known to the Indemnified Party giving rise to such indemnification claim, and to the extent determinable the amount or good faith estimate of the amount arising therefrom.

(b) Acquiror shall have the right in its sole discretion to conduct the defense of, control and settle any such Third Party Claim.  The Stockholder Representative shall be entitled, at its expense, to participate in (but not conduct the defense of, control or settle) any defense of such Third Party Claim with the consent of Acquiror which shall not be unreasonably withheld, including by retaining independent legal counsel reasonably satisfactory to Acquiror.

ARTICLE X
STOCKHOLDER REPRESENTATIVE

10.1 Appointment and Authority of Stockholder Representative.

  By virtue of the execution and delivery of a Joinder Agreement, and the adoption of this Agreement and approval of the Merger by the Stockholders, each of the Indemnifying Parties shall be deemed to have agreed to appoint The Brenner Group, Inc. as its agent and attorney-in-fact, as the Stockholder Representative for and on behalf of the Indemnifying Parties to give and receive notices and communications in respect of indemnification claims under this Agreement to be recovered against the Escrow Fund, to authorize payment to any Indemnified Party from the Escrow Fund in satisfaction of any indemnification claims hereunder by any Indemnified Party, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to any such indemnification claims, to assert, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, any such indemnification claim by any Indemnified Party hereunder against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case relating to this Agreement or the transactions contemplated hereby, and to take all other actions that are either (i) necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement.  The Stockholder Representative may resign at any time during the term of the Agreement upon thirty (30) days written notice in the event of (i) any action or inaction of the Indemnifying Parties that prevents the Stockholder Representative from being able to reasonably perform its duties hereunder; or (ii) any continuing failure to pay any amounts due to the Stockholder Representative hereunder; or (iii) any subsequent amendments to this Agreement that materially increases Stockholder Representative’s responsibilities as originally contemplated by this Agreement.  The Stockholder Representative may be changed by the Indemnifying Parties from time to time upon not less than 30 days prior written notice to Acquiror; provided, however, that the Stockholder Representative may not be removed unless holders of a two-thirds interest of the Escrow Fund agree to such removal and to the identity of the substituted agent.  Notwithstanding the foregoing, a vacancy in the position of Stockholder Representative may be filled by the holders of a majority in interest of the Escrow Fund.  No bond shall be required of the Stockholder Representative.  Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Indemnifying Parties.

10.2 Exculpation and Indemnification of Stockholder Representation.  To the maximum extent permissible by Law, the Stockholder Representative will incur no liability of any kind with respect to any action or inaction taken or failed to be taken, by the Stockholder Representative or by its agents, in connection with its services as the Stockholder Representative, except its own willful misconduct or gross negligence.  The Stockholder Representative may act in reliance upon any signature reasonably believed by it to be genuine and may reasonably assume that such person has proper authorization to sign on behalf of the Company.  In all questions arising under this Agreement, the Stockholder Representative may rely on the reasonable advice of counsel, accountants or other skilled persons, and the Stockholder Representative will not be liable to the Company or the Indemnifying Parties, or any other person or party for anything done, omitted or suffered in good faith by the Stockholder Representative based on such advice of counsel, accountants or other skilled persons, as the case may be.    The Indemnifying Parties on whose behalf the Escrow Amount was contributed to the Escrow Fund shall indemnify, defend and save harmless the Stockholder Representative and its members, managers, directors, officers, agents and employees (the “Indemnitees”) from and against any and all Losses arising out of or in connection with the Stockholder Representative’s acceptance, execution, administration  and performance of this Agreement and the Stockholders Representatives duties hereunder (“Stockholder Representative Expenses”). The Representative Expense Amount shall be available to pay directly, or reimburse the Stockholder Representative for, any Stockholder Representative Expenses, including the fees and costs of any professional advisors retained by the Stockholder Representative on behalf of the Indemnifying Parties.  Following the Expiration Date, the resolution of all indemnification claims made under this Agreement and the satisfaction of all such indemnification claims, the Stockholder Representative shall have the right to recover Stockholder Representative Expenses not previously recovered from the Representative Expense Fund from the Escrow Fund prior to any distribution to the Stockholders, and prior to any such distribution, shall deliver to the Escrow Agent a certificate setting forth the Stockholder Representative Expenses actually incurred.  A decision, act, consent or instruction of the Stockholder Representative, including an amendment, extension or waiver of this Agreement pursuant to Section 11.5 or Section 11.6, shall constitute a decision of the Indemnifying Parties and shall be final, conclusive and binding upon the Stockholders; and the Escrow Agent and Acquiror may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Indemnifying Parties.  The Indemnifying Parties acknowledge and agree that the foregoing indemnities shall survive the resignation or removal of the Stockholder Representative or the termination of this Agreement.  The Stockholder Representative will not be required to advance its own funds for any reason, and may be reimbursed from (i) future distributions to the Indemnifying Parties (to the extent such amounts have not previously been paid) and (ii) any available expense funds; provided, that the Indemnifying Parties  shall promptly pay the Indemnitees for any indemnifiable Losses upon request as each such Loss is incurred.  The Escrow Agent and Acquiror are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.  The Stockholder Representative may execute any of its powers and perform any of its duties hereunder directly or through agents or attorneys (and shall be liable only for the careful selection of any such agent or attorney) and may consult with counsel, accountants and other skilled persons to be selected and retained by it. Anything in this Agreement to the contrary notwithstanding, in no event shall the Stockholder Representative be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), regardless of whether or not any such damages were foreseeable or contemplated and even if the Stockholder Representative has been advised of the likelihood of such loss or damage, no matter the form of action.

10.3 Conflict of Interest.

(a) Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees, and Affiliates that the Company is the client of Perkins Coie LLP (the “Firm”), and not any of its individual Stockholders. After the Closing, it is possible that the Firm will represent the Stockholders, the Stockholder Representative and their respective Affiliates (individually and collectively, the “Seller Group”) in connection with the transactions contemplated herein or in the Escrow Agreement, the Escrow Fund and any claims made thereunder pursuant to this Agreement or the Escrow Agreement. Acquiror and the Company hereby agree that the Firm (or any successor) may represent the Seller Group in the future in connection with issues that may arise under this Agreement or the Escrow Agreement, the administration of the Escrow Fund and any claims that may be made thereunder pursuant to this Agreement or the Escrow Agreement. The Firm (or any successor) may serve as counsel to all or a portion of the Seller Group or any director, member, partner, officer, employee, representative, or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement, the Escrow Agreement, or the transactions contemplated by this Agreement or the Escrow Agreement. Each of the parties hereto consents thereto, and waives any conflict of interest arising therefrom, and each such party shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the parties hereto acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in this connection.

(b) Notwithstanding the foregoing, each of the parties to this Agreement, understands and agrees that, with respect to all communications among the Firm, the Seller Group and/or the Stockholders Representative and their respective Affiliates that occurred on or prior to the Effective Time and that relate to the negotiation of this Agreement and the several transactions contemplated hereby (“Privileged Communications”), from and after the Effective Time, the attorney-client privilege, the attorney work product privilege and any and all other legal privileges, will belong solely to Acquiror and its Affiliates by operation of law and will be controlled only by Acquiror and its Affiliates and shall not be retained by, pass to or, be claimed by, or otherwise be available in any manner to the Seller Group and/or the Stockholders Representative and their respective Affiliates, whether in relation to indemnification or other claims by any Indemnified Party hereunder or by any third party.  Notwithstanding the foregoing, Acquiror shall afford the Stockholders Representative and its accountants, counsel and other representatives, access to such Privilege Communication to the extent reasonably necessary for the Stockholders Representative to evaluate or defend a claim for indemnification under Article IX; provided, however, that Acquiror shall not be obligated to provide such access or information if Acquiror determines, in its reasonable judgment, that doing so would violate applicable Law or jeopardize the protection of an attorney-client privilege, provided, further, that in the event that Acquiror does not provide access or information in reliance on the preceding proviso, it shall use its reasonable best efforts to communicate the applicable information to the Stockholders Representative in a way that would not violate the applicable law or to waive such a privilege.

ARTICLE XI
GENERAL PROVISIONS

11.1 Certain Interpretations. When a reference is made in this Agreement to an Annex, Exhibit or Schedule, such reference shall be to an Annex, Schedule or Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

11.2 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email); provided, however, that notices sent by mail will not be deemed given until received:

(a) if to Acquiror or Merger Sub, to:

Acxiom Corporation
601 E. Third St.
Little Rock, Arkansas 72201
Attention: Jerry Jones, Chief Ethics and Legal Leader, EVP
Facsimile No.: (501) 252-0303

with a copy (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati
One Market Plaza
Spear Tower, Suite 3300
San Francisco, California 94105
Attention:  Michael S. Ringler
Facsimile No.: (415) 947-2099

(b) if to the Company (prior to the Closing), to:

LiveRamp, Inc.
667 Mission St.
San Francisco, CA
Attention: Auren Hoffman, Chief Executive Officer

with a copy (which shall not constitute notice) to:

Perkins Coie LLP
3150 Porter Drive
Palo Alto, California 94304
Attention: Ralph L. Arnheim, Esq.
Facsimile No.: (650) 838-4350

(c) if to the Stockholder Representative, to:
The Brenner Group, Inc.
19200 Stevens Creek Blvd., Suite 200
Cupertino, CA 95014
Attention: J. Weston Rose
Facsimile No.: (408) 873-3404

with a copy (which shall not constitute notice) to:

Dorsey & Whitney LLP
305 Lytton Ave.
Palo Alto, CA 94301
Attention: Stephen T. O’Neill
Facsimile No.: (650) 644-0294

11.3 Confidentiality.  Each of the parties hereto hereby agrees that the information obtained in any investigation pursuant to Section 7.9 or any information obtained pursuant to the notice requirements of Section 7.10, or otherwise pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of the Confidentiality Agreement dated as of November 5, 2012 (as amended from time to time, the “Confidential Disclosure Agreement”), between the Company and Acquiror.

11.4 Public Disclosure.  Neither the Company nor any of its Representatives shall issue any statement or communication to any third party (other than its agents that are bound by confidentiality restrictions) regarding the subject matter of this Agreement or the transactions contemplated hereby, including, if applicable, the termination of this Agreement and the reasons therefor, without the consent of Acquiror.

11.5 Amendment.  This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought.  For purposes of this Section 11.5, the Stockholders are deemed to have agreed that any amendment of this Agreement signed by the Stockholder Representative shall be binding upon and effective against the Stockholders whether or not they have signed such amendment.

11.6 Extension and Waiver.  At any time prior to the Closing, Acquiror, on the one hand, and the Company and the Stockholder Representative, on the other hand, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  For purposes of this Section 11.6, the Stockholders are deemed to have agreed that any extension or waiver signed by the Stockholder Representative shall be binding upon and effective against all Stockholders whether or not they have signed such extension or waiver.

11.7 Assignment.  This Agreement shall not be assigned by operation of law or otherwise, except that Acquiror may assign its rights and delegate its obligations hereunder to its Affiliates as long as Acquiror remains ultimately liable for all of Acquiror’s obligations hereunder.

11.8 Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

11.9 Specific Performance and Other Remedies.

(a) The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto, any Stockholder or the Stockholder Representative of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding.

(b) Any and all remedies herein expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(c) The liability of any Person under Article IX will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s fraudulent acts or omissions, or willful misconduct or intentional misrepresentation.  Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Article IX, shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s fraudulent acts or omissions or willful misconduct or intentional misrepresentation, nor will any such provisions limit, or be deemed to limit (i) the amounts of recovery sought or awarded in any such claim for fraud or intentional misrepresentation (ii) the time period during which a claim for fraud or intentional misrepresentation may be brought or (iii) the recourse which any such party may seek against another Person with respect to a claim for fraud or intentional misrepresentation.

11.10 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

11.11 Exclusive Jurisdiction.  Subject to Section 9.4, each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in connection with any matter based upon or arising out of this Agreement, the Merger and the other transactions contemplated by this Agreement or any other matters contemplated herein (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware).  Subject to Section 9.4, each party agrees not to commence any legal proceedings related hereto except in such Court of Chancery (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal court within the State of Delaware).  By execution and delivery of this Agreement, subject to Section 9.4, each party hereto and the Stockholders irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes arising under the this Agreement and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever.  The parties hereto and the Stockholders irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder.  Any such service of process shall be effective upon delivery.  Nothing herein shall affect the right to serve process in any other manner permitted by applicable law.  The parties hereto and the Stockholders hereby waive any right to stay or dismiss any action or proceeding under or in connection with this Agreement brought before the foregoing courts on the basis of (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, or that it or any of its property is immune from the above-described legal process, (ii) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (iii) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

11.12 Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT OF THIS AGREEMENT.

11.13 USA Patriot Act Compliance.  To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account.  For a non-individual person such as a business entity, a charity, a trust or other legal entity the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity.  The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.  The parties each agree to provide all such information and documentation as to themselves as requested by Escrow Agent to ensure compliance with federal law.

11.14 Entire Agreement.  This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Disclosure Schedule, the Related Agreements, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement, and are not intended to confer upon any other person any rights or remedies hereunder.

11.15 Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Acquiror, Merger Sub, the Company and the Stockholder Representative have caused this Agreement to be executed as of the date first written above.

ACXIOM CORPORATION

By:
Name:
Title:

BIG SKY SUB ACQUISITION, INC.

By:
Name:
Title:

LIVERAMP, INC.

By:
Name:
Title:

SIGNATURE PAGE TO MERGER AGREEMENT

THE BRENNER GROUP, INC.

By:
Name:  Rich Brenner
Title:  President

ANNEX A
CERTAIN DEFINED TERMS

 “Acquiror Common Stock” shall mean shares of the common stock, par value $0.10 per share, of Acquiror.

“Acquiror Equity Compensation Plan” shall mean the 2005 Equity Compensation Plan of Acquiror, as amended from time to time.

“Acquiror Option” shall mean any option to purchase shares of Acquiror Common Stock issued pursuant to Section 1.3(c)(ii) in connection with the assumption of a Company Option.

“Acquiror Restricted Stock Unit Award” shall mean an award of Restricted Stock Units (as such term is defined under the Acquiror Equity Compensation Plan).

“Acquiror Trading Price” shall mean the weighted average closing sale price of one share of Acquiror Common Stock as reported on the Nasdaq Global Select market for the ten (10) consecutive trading days ending on the date that is two (2) trading days immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

“Action” shall mean any action, suit, claim, complaint, litigation, investigation, audit, Tax Contest, proceeding, arbitration or other similar dispute.

“Affiliate” of any Person shall mean another Person that directly or indirectly through one of more intermediaries controls, is controlled by or is under common control with, such first Person.

“Behavioral Data” shall mean data collected from an IP address, web beacon, pixel tag, ad tag, cookie, JavaScript, local storage, software, or by any other means, or from a particular computer, Web browser, mobile telephone, or other device or application, where such data is or may be used to identify or contact an individual, device, or application (including by means of an advertisement or other content), to develop a profile or record of the activities of an individual, device, or application across multiple websites or online services, to predict or infer the preferences, interests, or other characteristics of an individual, device, or application, or a user thereof, or to target advertisements or other content to an individual, device, or application. Notwithstanding the foregoing, Behavioral Data does not include any data that is used for the purposes of (a) creating a linkage in order to place coded data into an online cookie, or to correlate coded data to a unique or statistical identifier (regardless whether such identifier is deterministic or non-deterministic) (“Data Matching”) or (b) tracking matches or other statistics related to billing, support or effectiveness of website or mobile partners engaged for Data Matching.

 “Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in San Francisco, CA or Little Rock, AR are authorized or obligated by law or executive order to close.

“California Law” shall mean the California Corporations Code.

“CFRA” shall mean the California Family Rights Act of 1993, as amended.

“Closing Indebtedness” shall mean the aggregate amount of all outstanding Indebtedness (including principal and accrued and unpaid interest) of the Company and its Subsidiaries as of immediately prior to the Effective Time, including any penalties or premiums that would be associated with the full repayment and retirement of such Indebtedness (whether prior to or following the Effective Time).

“Closing Working Capital” shall mean an amount (whether positive or negative) equal to (i) the Current Assets of the Company and its Subsidiaries minus (ii) the Current Liabilities of the Company and its Subsidiaries, in each case, as of the close of business on the Business Day immediately prior to the Closing Date.  For the avoidance of doubt, a sample working capital statement calculating the Closing Working Capital as of the Balance Sheet Date is set forth on Schedule A (the “Sample Working Capital Statement”).

“Closing Working Capital Adjustment” shall mean an amount (whether positive or negative) equal to (i) the Estimated Closing Working Capital (as set forth on the Pre-Closing WC Statement) minus (ii) $2,600,000.

“COBRA” shall mean the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and Sections 601 through 608 of ERISA, and any similar and applicable state or local statute, and, in each case, any official guidance promulgated thereunder.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Capital Stock” shall mean the Company Common Stock, the Company Preferred Stock and any other shares of capital stock, if any, of the Company, taken together.

“Company Common Stock” shall mean shares of common stock, par value $0.0001 per share, of the Company.

“Company Employee Plan” shall mean any plan, program, policy, practice, contract, agreement or other arrangement, whether written or unwritten, providing for compensation, severance, change of control, termination pay, retention, deferred compensation, performance awards, equity, stock or stock-related awards, phantom stock or bonus awards, welfare benefits, retirement benefits, fringe benefits, vacation, health, medical, profit sharing, payroll practice or other pay or employee benefits or remuneration of any kind, whether funded or unfunded, including, but not limited to, each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA) which is maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, or with respect to which the Company or any ERISA Affiliate has or could reasonably be expected to have any liability or obligation, including any International Employee Plan.

“Company IP” shall mean any and all Intellectual Property Rights and Intellectual Property that are owned or purported to be owned by the Company or any of its Subsidiaries or are subject to a valid obligation of assignment to the Company or any of its Subsidiaries.

“Company IP Contract” shall mean any Contract to which the Company or any Subsidiary is or was a party or by which the Company or any Subsidiary is or was bound, that contains any assignment or license of, or any covenant not to assert or enforce, any Company IP.

“Company Material Adverse Effect” shall mean any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Company Material Adverse Effect, that is or is reasonably likely to (i) materially impede the authority of the Company to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and Laws, or (ii) be materially adverse to the business as it is currently conducted, assets (including intangible assets), liabilities, capitalization, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided that none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any Effect to the extent attributable to: (a) changes in general economic, business or political conditions or the securities markets in general; (b) changes in or affecting the industries in which Company operate; (c) an earthquake or other natural disaster; (d) a change in applicable Law (or change in the enforcement of any Law by any Governmental Entity or GAAP, (e) the commencement, continuation or escalation of a war, civil unrest, material armed hostilities or other material international or national calamity or act of terrorism, and (f) changes, effects or circumstances resulting from the announcement or pendency of this Agreement or the consummation of the transactions contemplated by this Agreement or compliance with the terms of this Agreement (including the loss or departure of employees or adverse developments in relationships with suppliers, or other business partners but excluding any Actions arising out of, or in any way connected with, this Agreement, the Merger or any other transactions contemplated hereby), but not including, for the avoidance of doubt, any breach or violation of a contract resulting from the Company’s execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, provided that, in the case of any of the foregoing clauses (a) through (e), such Effects do not disproportionately affect the Company relative to other companies in the industries in which it operates.

“Company Options” shall mean all issued and outstanding options (other than Company Option Commitments) to purchase or otherwise acquire Company Common Stock (whether or not vested) held by any Person, including, but not limited to, stock options granted under the Plan.

“Company Option Commitments”  shall mean options to purchase Company Common Stock that have been committed to or promised in an offer letter or other written agreement or otherwise, in each case, on or prior to the date hereof, but that have not been granted by the Company as of the Closing Date.

“Company Preferred Stock” shall mean the Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series B-1 Preferred Stock, Company Series B-2 Preferred Stock and the Company Series C Preferred Stock taken together.

“Company Products” shall mean (i) all products and services delivered, hosted, provided, made commercially available, marketed, distributed or licensed out by or on behalf of the Company or any of its Subsidiaries since its inception and (ii) all Technology that is embedded in, or used in the development, delivery, hosting, provision, or distribution of, any products and services described in (i), including any Technology that is used to collect, transfer, transmit, store, host, or otherwise process Private Information.

 “Company Restricted Stock” shall mean any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are unvested.  For purposes of this Agreement, a share of Company Common Stock shall be deemed “unvested” if such share is not vested or is subject to a repurchase option, risk of forfeiture or other condition under any applicable stock restriction agreement or other agreement with the Company.

“Company Series A Preferred Stock” shall mean the Series A Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B Preferred Stock” shall mean the Series B Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B-1 Preferred Stock” shall mean the Series B-1 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series B-2 Preferred Stock” shall mean the Series B-2 Preferred Stock, par value $0.0001 per share, of the Company.

“Company Series C Preferred Stock” shall mean the Series C Preferred Stock, par value $0.0001 per share, of the Company.

“Company Sites” shall mean Internet websites owned, maintained or operated by the Company or any Subsidiary.

“Company Source Code” shall mean any software source code owned or purported to be owned by the Company or any Subsidiary or, to the Knowledge of the Company, is subject to a valid obligation of assignment to the Company or any of its Subsidiaries that is contained in or relating to any Company Technology or any Company Product.

“Company Technology” means any and all Technology that is owned or purported to be owned by the Company or any of its Subsidiaries or, to the Knowledge of the Company, is subject to a valid obligation of assignment to the Company or any of its Subsidiaries.

 “Contaminant” shall mean any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code, software routines, or hardware components designed or intended to have, or capable of performing, any of the following functions:  (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or permitting or causing unauthorized access to, a system, network, or other device; or (ii) damaging or destroying any data or file without the user’s consent.

“Continuing Employees” shall mean the Employees who both (a) are employed by the Company immediately prior to the Effective Time and (b) remain employed by Acquiror, the Surviving Corporation or any of their respective subsidiaries or Affiliates as of the Effective Time.

“Contract” shall mean any contract, mortgage, indenture, lease, license, covenant, plan, insurance policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or license.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 or 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of COBRA, (v) as a result of a failure to comply with the requirements of Section 414(t) of the Code, and (vi) under corresponding or similar provisions of non-U.S. laws or regulations.

“Current Assets” shall mean the sum of the current assets of the Company and its Subsidiaries as of the close of business on the Business Day immediately prior to the Closing Date, prepared in accordance with the Sample Working Capital Statement.  Notwithstanding the previous sentence, Current Assets shall exclude (i) Tax assets and (ii) any asset to the extent consisting of cash or cash equivalents.

“Current Liabilities” shall mean the sum of the current liabilities of the Company and its Subsidiaries as of the close of business on the Business Day immediately prior to the Closing Date, prepared in accordance with the Sample Working Capital Statement.  Notwithstanding the previous sentence, Current Liabilities shall include Pre-Closing Taxes and the amount of any deferred revenues and shall exclude any liability to the extent consisting of (a) deferred tax liabilities, (b) Closing Indebtedness or (c) Third Party Expenses.

“Customer Data” means all data (i) uploaded by the Company’s or its Subsidiaries’ customers to, or stored by the Company’s or its Subsidiaries’ customers on, the Company Products; or (ii) collected or stored by the Company Products with respect to customers of the Company Products or customers’ end users.

“Delaware Law” shall mean the General Corporation Law of the State of Delaware.

“DOL” shall mean the United States Department of Labor.

“Employee” shall mean any current or former employee, consultant, independent contractor or director of the Company or any ERISA Affiliate.

“Employee Agreement” shall mean each management, employment, severance, separation, settlement, consulting, contractor, relocation, change of control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other agreement, or contract (including, any offer letter or any agreement providing for acceleration of Company Options or Company Restricted Stock, or any other agreement providing for compensation or benefits) between the Company or any ERISA Affiliate and any Employee.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean each Subsidiary and any other Person under common control with the Company or any Subsidiary or that, together with the Company or any Subsidiary, would be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Agent” shall mean the escrow agent designated under the Escrow Agreement or another institution reasonably acceptable to Acquiror and the Stockholder Representative, and any successor escrow agent appointed pursuant to the Escrow Agreement.

“Escrow Amount” shall mean an amount equal to $31,000,000.

“Estimated Closing Working Capital” shall mean the estimate of the Closing Working Capital as set forth on the Pre-Closing WC Statement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” shall mean the quotient obtained by dividing (x) the Per Share Consideration by (y) the Acquiror Trading Price, rounded to the nearest 0.00001 (with amounts between 0.000005 and 0.0000099 rounded up).

“FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

“GAAP” shall mean United States generally accepted accounting principles consistently applied.

“Governmental Entity” shall mean any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission.

“Hazardous Material” shall mean any substance that has been designated by any Governmental Entity or by applicable Law to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

“Indebtedness” of any Person shall mean, without duplication:  (i) all liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as liabilities; (iii) all liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (iv) all liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clauses (i), (ii) or (iii) above to the extent of the obligation secured; and (v) all guarantees by such Person of any liabilities of a third party of a nature similar to the types of liabilities described in clauses (i), (ii), (iii) or (iv) above, to the extent of the obligation guaranteed.

“Incidental Inbound License” shall mean any Contract entered into by the Company or any of its Subsidiaries in the ordinary course of business in which the only license to, or right to use, Technology or Intellectual Property Rights owned by third parties granted to the Company or any of its Subsidiaries in such Contract is a license or right to use such third-party Technology or Intellectual Property Rights that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is something other than such license or right to use, such as a sales or marketing Contract that includes an incidental license to use the third party’s Intellectual Property Rights in advertising and selling the third party’s products or otherwise performing under such Contract or the licensing of software or Technology in connection with the purchase or lease of a photocopier or mobile phone.

“Incidental Outbound License” shall mean any Contract entered into by the Company or any of its Subsidiaries in the ordinary course of business in which the only license to, or right to use, Company Technology or Company IP in such Contract is a non-exclusive license to, or right to use, Company Technology or Company IP granted by the Company or a Subsidiary of the Company that is merely incidental to the transaction contemplated in such Contract, the commercial purpose of which is something other than such license, such as a sales or marketing Contract that includes an incidental license to use the Company’s or any of its Subsidiaries’ Trademarks in advertising and selling Company Products or otherwise performing under such Contract, and which Contract does not involve any trade secrets or source code of the Company or any of its Subsidiaries.

“Intellectual Property” shall mean algorithms, APIs, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, confidential information, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship (including written, audio and visual materials) and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing).

“Intellectual Property Rights” shall mean all intellectual property rights and rights in, arising out of, or associated with Technology in any jurisdiction, including: (i) all rights in, arising out of, or associated with Inventions, Invention disclosures and improvements, including all United States, foreign and international patents and utility models and applications therefor (including provisional applications) and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations in part thereof (collectively, “Patent Rights”); (ii) all rights in, arising out of, or associated with Works of Authorship, including copyrights (registered or otherwise), mask works, copyright and mask work registrations and applications and all other rights corresponding thereto throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Copyrights”); (iii) all rights in, arising out of, or associated with industrial designs and any registrations and applications therefor; (iv) all rights in, arising out of, or associated with trade names, logos, trademarks and service marks, words, names, symbols, devices, designs and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, whether or not registered, including all common law rights and rights granted under the Lanham Act, and trademark and service mark registrations and applications, including all marks registered in the United States Patent and Trademark Office (the “PTO”) and similar offices of other Governmental Entities throughout the world, and all rights therein provided by international treaties or conventions (collectively, “Trademarks”); (v) all rights in, arising out of, or associated with databases (including knowledge databases, customer lists and customer databases); (vi) all rights in, arising out of, or associated with trade secrets and other Confidential Information, including rights granted under the Uniform Trade Secrets Act (collectively, “Trade Secret Rights”); (vii) all rights in software and Technology; (viii) all rights in, arising out of, or associated with Domain Names, including but not limited to keyword associations in any search engine, directory, or other Internet service; (ix) all moral and economic rights of authors and inventors, however denominated; (x) any similar, corresponding or equivalent rights to any of the foregoing; and (xi) all goodwill associated with any of the foregoing.

“International Employee Plan” shall mean each Company Employee Plan or Employee Agreement that has been adopted or maintained by the Company or any ERISA Affiliate, whether formally or informally, or with respect to which the Company or any ERISA Affiliate will or may have any liability, with respect to Employees who perform services outside the United States.

“IRS” shall mean the United States Internal Revenue Service.

“Key Employees” shall mean the Company Employees listed on Schedule B.

 “Knowledge” or “Known” shall mean, with respect to the Company, the knowledge of the Key Employees after due and diligent inquiry of all relevant employees, consultants and advisors of the Company or any Subsidiary who would reasonably be expected to have knowledge of the matters in question.

“Law” shall mean any applicable U.S. or non-U.S. federal, state, local or other constitution, law, statute, ordinance, rule, regulation, directive, published administrative position, policy or principle of common law issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Lien” shall mean any lien, pledge, charge, claim, mortgage, security interest or other encumbrance of any kind or character whatsoever.

“Made Available” shall mean that the Company has posted such materials to the virtual data room managed by Merrill Corporation or otherwise made available to Acquiror and its representatives during the negotiation of this Agreement, but only if so posted and/or made available on or prior to 10:00 P.M. on the date that is one (1) calendar day prior to the date of this Agreement.

“Match Data” means all data accessed, collected, and/or stored by the Company or its Subsidiaries originating from third parties and used as part of the Company’s or its Subsidiaries’ internal matching processes.

“Merger Consideration” shall mean all cash amounts payable to Stockholders and holders of Vested Company Options (upon the terms set forth in Section 1.3 and throughout this Agreement (including the escrow provisions set forth in Article IX) and the Representative Expense Fund holdback set forth in Section 2.3(b)(iii)), in their capacities as such under this Agreement.

“Non-Competition and Non-Solicitation Agreements” shall mean the Non-Competition and Non-Solicitation Agreements executed and delivered concurrently herewith by certain holders of Company Capital Stock or Company Options and attached hereto as Exhibit E.

“Non-Continuing Employees” shall mean all Employees other than Continuing Employees.

“Open Source License” shall mean (i) any so-called “open source,” “copyleft,” “freeware” or “general public” license (including the GNU General Public License (GPL), the GNU Affero General Public License (AGPL), BSD licenses and the Apache License); (ii) any license that is substantially similar to any of those licenses listed at http://www.opensource.org/licenses/; (iii) any Creative Commons license; and (iv) any license that (A) requires the licensor to permit reverse-engineering, de-compilation, disassembly or other derivation of the source code or underlying structure of the licensed Technology (such as software) or other Technology containing, incorporated into, derived from, developed from, or distributed or made available with such licensed Technology or (B) requires the licensed Technology or other Technology containing, incorporated into, derived from, developed from, or distributed or made available with such licensed Technology be (1) distributed or otherwise made available in source code form, (2) licensed for the purpose of making modifications or derivative works or (3) distributed or otherwise made available at no or minimal charge.

“Open Source Software” shall mean any software that is distributed or otherwise made available pursuant to any Open Source License.

“Order” shall mean any order, judgment, injunction, ruling, edict, or other decree, whether temporary, preliminary or permanent, enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Other Employees” shall mean the employees, consultants and contractors of the Company or any Subsidiary who receive an offer of employment from Acquiror prior to the Closing Date, other than the Key Employees.

“Partner” means an entity from which the Company or its Subsidiaries licenses data for the purpose of performing cookie syncing services to its customers.

“Partner Data” means all data accessed, collected, and/or stored by the Company or its Subsidiaries originating and licensed from their Partners.

“Payment Agent” shall mean JPMorgan Chase Bank, N.A. or another Person selected by Acquiror.

“Pension Plan” shall mean each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“Per Share Consideration” shall mean the quotient obtained by dividing (x) the Total Consideration by (y) the Total Outstanding Shares.

“Person” shall mean an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Entity (or any department, agency, or political subdivision thereof).

“Personal Data” shall mean:  (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or Tax identification number, driver’s license number, passport number, credit card number, bank information, or customer or account number, health information, device identifiers, IP addresses, biometric identifiers or any other piece of information that alone or in combination with other information directly or indirectly collected, held or otherwise managed by the Company or any Subsidiary allows the identification of or contact with a natural person (and for greater certainty includes all such information with respect to employees), and (ii) any information that is associated, directly or indirectly (by, for example, records linked via unique keys), to any of the foregoing.

“Plan” shall mean the Company’s 2006 Stock Plan, as amended.

“Pre-Closing Hire Option Commitments” shall mean all Company Option Commitments, other than any Post-Closing Hire Option Commitments.

“Pre-Closing Taxes” shall mean any Taxes of the Company or any Subsidiary (A) relating or attributable to any Pre-Closing Tax Period, determined as if the Company and each Subsidiary used the accrual method of Tax accounting throughout such period, that have not been paid as of the Closing Date, including Taxes that are not yet due and payable; (B) as a result of the Company or any such Subsidiary being (or having been) on or prior to the Closing Date (1) a member of an affiliated, consolidated, combined, unitary, aggregate or similar group (including any arrangement for group or consortium relief or similar arrangement) prior to the Closing Date or (2) a transferee or successor by contract or otherwise; (C) as a result of an express or implied obligation arising prior to Closing to indemnify or otherwise assume or succeed to the Taxes of any other Person (other than pursuant to customary commercial contracts with lenders, lessors, customers, vendors, or service providers entered into in the ordinary course of business not primarily related to Taxes); (D) arising as a result of the transactions contemplated by this Agreement or any Related Agreement, or (E) that are Transaction Payroll Taxes and Transfer Taxes for which the Indemnifying Parties are responsible pursuant to this Agreement, including Section 7.5(e), but excluding (x) any Taxes incurred on the Closing Date but after the Closing that are outside the ordinary course of business of the Company or any Subsidiary, as applicable (other than, for the avoidance of doubt, Transaction Payroll Taxes and any Transfer Taxes for which the Indemnifying Parties are responsible pursuant to this Agreement, including Section 7.5(e)), (y) any Taxes resulting from an election pursuant to Section 338 of the Code, and (z) any Taxes incurred in connection with the exercise of Unvested Company Options after the Closing held by Continuing Employees assumed by Acquiror as Acquiror Options pursuant to Section 1.3(c)(ii) or in connection with compensatory payments made after the Closing pursuant to any Offer Letters to Key Employees and Other Employees.  For this purpose, in the case of Taxes based on income, sales, proceeds, profits, receipts, wages, compensation or similar items and all other Taxes that are not imposed on a periodic basis, the amount of such Taxes for the Pre-Closing Tax Period that have accrued through the Closing Date for a Straddle Tax Period shall be deemed to be the amount that would be payable if the taxable year or period ended at the end of the day on the Closing Date based on an interim closing of the books, except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated on a per diem basis. In the case of any Taxes that are imposed on a periodic basis for a Straddle Tax Period, the amount of such Taxes for the Pre-Closing Tax Period that have accrued through the Closing Date shall be the amount of such Taxes for the relevant period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which shall be the number of calendar days from the beginning of the period up to and including the Closing Date and the denominator of which shall be the number of calendar days in the entire period.

“Pre-Closing Tax Period” shall mean any taxable period (and the portion of any Straddle Period) ending on or prior to the Closing Date.

“Post-Closing Hire Option Commitments” shall mean any Company Option Commitments outstanding as of the date hereof and set forth in Schedule C, which are committed or promised to prospective employees who have a start date or anticipated start date, as set forth in Schedule C, with the Company or its Subsidiaries that is after the Closing Date.

“Privacy Law” shall mean all applicable privacy or data security Laws or Orders including: (a) HIPAA, Gramm-Leach-Bliley Act (“GLBA”), Fair Credit Reporting Act (“FCRA”), and Children’s Online Privacy Protection Act (“COPPA”), Computer Fraud and Abuse Act (“CFAA”), contractual and fiduciary obligations related to data privacy, data security and marketing including applicable laws implementing the European Union Data Protection Directive and the European Union Directive on Privacy and Electronic Communications, as amended, and including requirements set forth in guidelines, reports and enforcement actions published by regulatory bodies such as the U.S. Federal Trade Commission and applicable European Union data protection authorities; (b) the internal privacy policies of the Company and its Subsidiaries and any public statements that the Company and its Subsidiaries have made regarding their privacy policies and practices, particularly with respect to Private Information; (c) third-party privacy policies and terms and conditions that the Company or any of its Subsidiaries has been or is contractually obligated to comply with; and (d) any rules or codes of conduct of any applicable self-regulatory organizations in which the Company and or Subsidiaries are or have been a member and/or that the Company or its Subsidiaries are or have been contractually obligated to comply with.

“Private Information” shall mean Personal Data, Customer Data, Partner Data, Match Data, and Segment Data.

“Pro Rata Portion” shall mean, with respect to each Person, an amount equal to the quotient obtained by dividing (x) the aggregate amount of cash issuable pursuant to Section 1.3 in respect of the shares of Company Capital Stock owned or Company Options held by such Person as of immediately prior to the Effective Time, by (y) the aggregate amount of cash payable to all Persons pursuant to Section 1.3 in respect of Company Capital Stock (other than Dissenting Shares) and Company Options as of immediately prior to the Effective Time.

“Registered IP” shall mean all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed or registered with or recorded by any Governmental Entity at any time in any jurisdiction, including all applications, reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part associated with Patent Rights.

“Related Agreements” shall mean the Confidential Disclosure Agreement, the Escrow Agreement, the Joinder Agreements, the 280G Waivers, the Non-Competition and Non-Solicitation Agreements, and all other agreements and certificates entered into by the Company or any of the Stockholders in connection with the transactions contemplated herein.

“Representative Expense Amount” shall mean an amount in cash equal to $500,000.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Segment Data” shall mean all demographic, interest-based, and other data collected, used, processed, or disclosed by the Company or its Subsidiaries through or on the Company Products originating or derived from any source.

“Shrink-Wrap Code” means any generally commercially available software in executable code form made available on a license basis or as a service that is available for a cost of not more than $5,000.00 for a perpetual license for a single user or work station (or $25,000.00 in the aggregate for all users and workstations).

“Social Media Platform” means any social media-related service, application or platform, including any provided by Facebook, Inc., Twitter Inc., Google Inc., LinkedIn Corporation or any of their respective affiliates.

“Standard Form IP Contract” means each standard form of Company IP Contract used by the Company or any Subsidiary at any time, including each standard form of:  (i) license and/or service agreement; (ii) development agreement; (iii) distributor, reseller or affiliate agreement; (iv) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (v) professional services, outsourced development, consulting, or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; and (vi) confidentiality or nondisclosure agreement.

“Straddle Tax Period” shall mean any taxable period beginning on or before and ending after the Closing Date.

“Stockholder” shall mean any holder of any Company Capital Stock as of immediately prior to the Effective Time.

“Tax” (or collectively “Taxes”) shall mean (i) any and all U.S. federal, state, local and non-U.S. taxes, assessments and other governmental charges, duties (including stamp duty), impositions and liabilities in the nature of taxes, including capital gains tax, taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, escheat, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance) together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being or having been a member of an affiliated, consolidated, combined, unitary, aggregate or similar group (including any arrangement for group or consortium relief or similar arrangement) for any taxable period, and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, including by operation of law.

 “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any amendment thereof or attachment thereto.

“Technology” shall mean all technology and intellectual property, tangible or intangible, regardless of form, including any or all of the following and any tangible embodiments thereof: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs and other software (whether in source code or executable form), documentation, compilations, derivative works, literary works, maskworks and sound recordings (“Works of Authorship”); (ii) inventions (whether or not patentable), discoveries, improvements, business methods, compositions of matter, machines, methods, processes and new uses for any of the preceding items (“Inventions”); (iii) proprietary and confidential information and trade secrets, including algorithms, customer lists, ideas, designs, formulas, know-how, methods, processes, programs, prototypes, systems and techniques (“Confidential Information”); (iv) data, databases, data compilations and collections; (v) Trademarks; (vi) domain names and web addresses (“Domain Names”); (vii) devices, prototypes, designs and schematics; and (viii) any other form of technology.

“Total Consideration” shall mean an amount in cash equal to (i) Three Hundred Ten Million Dollars (USD$310,000,000), plus or minus (ii) the Closing Working Capital Adjustment (whether positive or negative), plus (iii) fifty percent (50%) of the sum of (x) the amount of unrestricted cash or cash equivalents of the Company at Closing and (y) the aggregate amount of all Loan Repayment Amounts plus (iv) the aggregate exercise price of all Vested Company Options being cancelled and paid the cash amounts payable pursuant to Section 1.3(c)(i), less (v) Third Party Expenses (whether paid prior to, at or after the Closing), and less (vi) Closing Indebtedness.

“Total Outstanding Shares” shall mean (without duplication) (i) the aggregate number of shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time, on an as converted to Company Common Stock basis, plus (ii) the maximum aggregate number of shares of Company Capital Stock issuable upon full exercise  of all Company Options (whether vested or unvested) issued and outstanding immediately prior to the Effective Time, on an as converted to Company Common Stock basis, plus (iii)  the maximum aggregate number of shares of Company Capital Stock issuable upon full exercise, exchange or conversion of any other rights, whether vested or unvested, that are convertible into, exercisable for or exchangeable for, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time, on an as converted to Company Common Stock basis, but excluding (x) any Company Options held by Non-Continuing Employees solely to the extent that such securities are to be cancelled without any consideration pursuant to the terms of Section 1.3 and (y) all Cancelled Shares, plus (iv) the maximum aggregate number of shares of Company Capital Stock subject to Pre-Closing Hire Option Commitments.

“Transaction Payroll Taxes” shall mean all employer portion payroll or employment Taxes incurred in connection with any bonuses, option cashouts (including pursuant to Section 1.3(c)(i)) or other compensatory payments made in connection with the transactions contemplated by this Agreement, whether payable by Acquiror or the Company, excluding, for the avoidance of doubt any such Taxes incurred in connection with the exercise of Unvested Company Options after the Closing held by Continuing Employees assumed by Acquiror as Acquiror Options pursuant to Section 1.3(c)(ii) or in connection with compensatory payments made after the Closing pursuant to any Offer Letters to Key Employees and Other Employees.

“Transfer Taxes” shall mean all sales, use, transfer, valued added, goods and services, gross receipts, excise, conveyance, documentary, stamp, recording, registration and other similar Taxes, charges and fees (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement.

“Unvested Company Option” shall mean any Company Option (or portion thereof) that is not a Vested Company Option.

“Vested Company Option” shall mean any Company Option (or portion thereof) that is vested and outstanding immediately prior to the Effective Time, after taking into account any Company Option (or portion thereof) that, as a result of the Merger will accelerate in full and no longer be subject to any further vesting, right of repurchase, risk of forfeiture or other such conditions.

“WARN” shall mean the Worker Adjustment and Retraining Notification Act, as amended.